As filed with the U.S. Securities and Exchange Commission on July 25, 2005

                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561

         ------------------------------------------------------------
                         U.S. SECURITIES AND EXCHANGE
                                  COMMISSION
                            Washington, D.C. 20549
                             --------------------
                                   FORM N-2
                       (CHECK APPROPRIATE BOX OR BOXES)


|X|  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
     | | Pre-effective Amendment No.
     | X | Post-effective Amendment No. 4
|X|  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
     ACT OF 1940
|X|  Amendment No. 7


                             --------------------
                         DB Hedge Strategies Fund LLC
              (Exact name of Registrant as specified in Charter)
                              25 DeForest Avenue
                           Summit, New Jersey 07901
                   (Address of principal executive offices)
              Registrant's Telephone Number, including Area Code:
                                (908) 608-3000
                             --------------------
                                Joshua Kestler
                                Vice President
                         DB Absolute Return Strategies
                              25 DeForest Avenue
                           Summit, New Jersey 07901


                    (Name and address of agent for service)

                                   Copy to:

        John A. MacKinnon, Esq.                        John H. Kim
     Sidley Austin Brown & Wood LLP            Director and Senior Counsel
           787 Seventh Avenue                   Deutsche Asset Management
        New York, New York 10019                    25 DeForest Avenue
                                                 Summit, New Jersey 07901
                             --------------------

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the "1933 Act"), other than securities offered in connection with dividend or interest reinvestment plans, check the following box. / X /

It is proposed that this filing will become effective when declared effective pursuant to Section 8(c).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT, WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                         DB Hedge Strategies Fund LLC

                  Units of Limited Liability Company Interest

DB Hedge Strategies Fund LLC (the "Fund") is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended ("1940 Act"), as a closed-end, non-diversified, management investment company.

The Fund's investment objective is to seek attractive risk-adjusted rates of return by investing substantially all of its assets in the securities of privately placed investment vehicles, typically referred to as hedge funds ("Investment Funds") managed pursuant to various alternative or non-traditional investment strategies. The Investment Funds in which the Fund invests are subject to special risks. See "Principal Risk Factors, Types of Investments, and Investment Strategies of the Investment Funds."

This Prospectus applies to the offering of units of limited liability company interest ("Units") of the Fund. The Units are offered in a continuous offering at net asset value, plus any applicable sales charge, as described herein. The Fund has registered 150,000 Units for sale under the registration statement to which this Prospectus relates. No person who is admitted as a member of the Fund ("Member") will have the right to require the Fund to redeem any Units.

IF YOU PURCHASE UNITS OF THE FUND, YOU WILL BECOME BOUND BY THE TERMS AND CONDITIONS OF THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT ("OPERATING AGREEMENT"). A COPY OF THE OPERATING AGREEMENT IS ATTACHED AS APPENDIX B TO THIS PROSPECTUS.

INVESTMENTS IN THE FUND MAY BE MADE ONLY BY "ELIGIBLE INVESTORS" AS DEFINED HEREIN. SEE "ELIGIBLE INVESTORS."

The Units will not be listed on any securities exchange and it is not anticipated that a secondary market for the Units will develop. The Units are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Operating Agreement of the Fund. Although the Fund may offer to repurchase Units from time to time, Units will not be redeemable at an investor's option nor will they be exchangeable for interests or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Units. See "Principal Risk Factors Relating to the Fund's Structure -- Closed-End Fund; Limited Liquidity; Units Not Listed; Repurchases of Units." The Units are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.


This Prospectus provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund's statement of additional information ("SAI"), dated July 25, 2005, has been filed with the U.S. Securities and Exchange Commission ("SEC"). You can request a copy of the SAI without charge by writing to Scudder Distributors, Inc., 222 South Riverside Plaza, Attn: Correspondence 27th Floor, Chicago, IL 60606-1048; or by calling Scudder Distributors, Inc. at 1-888-262-0695. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 64 of this Prospectus. You can obtain the SAI, and other information about the Fund, on the SEC's website (http://www.sec.gov).


NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE, NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ------------------------------

                                                            Total(1)
                                                            -------
Offering Amount(2)....................................... $150,000,000
Sales Load(3)............................................  $5,250,000
Proceeds to the Fund(4).................................. $150,000,000
--------------------
             The Fund's distributor is Scudder Distributors, Inc.


                 The date of this Prospectus is July 25, 2005.


     (1) The Fund previously registered $150,000,000 of Units, and no additional Units are being registered in connection with this Prospectus. Consequently, the listed information relates to those Units already registered.

     (2) Scudder Distributors, Inc. acts as the distributor ("Distributor") of the Fund's Units on a best-efforts basis, subject to various conditions. The Fund may also distribute Units through other brokers or dealers. The Fund will sell Units only to investors who certify that they are "Eligible Investors." See "Eligible Investors." The minimum initial investment is $50,000, subject to waiver. Pending investment in the Fund, the proceeds of the continuous offering will be placed in an interest-bearing escrow account by PFPC Inc. ("PFPC"), the Fund's escrow agent. After any closing, the balance in the escrow account, including any interest earned, will be invested pursuant to the Fund's investment policies. See "Purchase of Units -- The Offering" and "Use of Proceeds."

     (3) Investments may be subject to a sales charge of up to 3.5%, subject to waivers for certain types of investors. See "Purchase of Units." The Distributor retains the sales charge, and may reallow to broker-dealers participating in the offering up to the full applicable sales charge of 3.5%. The Distributor, DB Investment Managers, Inc. ("DBIM" or the "Adviser"), or their affiliates also may pay from their own resources additional compensation to brokers or dealers in connection with the sale and distribution of the Units or servicing of investors.

     (4) Assumes sale of all Units currently registered at the net asset value. The Units are offered at the offering price (which is net asset value), plus any applicable sales charge.

THE UNITS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS PROSPECTUS AS LEGAL, TAX, FINANCIAL, OR OTHER ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN PROFESSIONAL ADVISERS AS TO THE LEGAL, TAX, FINANCIAL, OR OTHER MATTERS RELEVANT TO THE SUITABILITY OF AN INVESTMENT IN THE FUND.

THESE SECURITIES ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE OPERATING AGREEMENT OF THE FUND.

                               TABLE OF CONTENTS

                                                                           Page


SUMMARY......................................................................5

SUMMARY OF FUND EXPENSES....................................................13

FINANCIAL HIGHLIGHTS........................................................14

USE OF PROCEEDS.............................................................15

INVESTMENT OBJECTIVES, METHODOLOGY, AND POLICIES............................16

THE HEDGE FUND UNIVERSE.....................................................19

PRINCIPAL RISK FACTORS RELATING TO THE FUND'S STRUCTURE.....................24

PRINCIPAL RISK FACTORS, TYPES OF INVESTMENTS, AND INVESTMENT
STRATEGIES OF THE INVESTMENT FUNDS..........................................30

INVESTOR SUITABILITY........................................................37

MANAGEMENT OF THE FUND......................................................38

FEES AND EXPENSES...........................................................40

PORTFOLIO TRANSACTIONS......................................................41

VOTING......................................................................43

CONFLICTS OF INTEREST.......................................................43

OUTSTANDING SECURITIES......................................................47

CONTROL PERSONS.............................................................47

ELIGIBLE INVESTORS..........................................................47

PURCHASE OF UNITS...........................................................47

REPURCHASES OF UNITS........................................................49

TRANSFERS OF UNITS..........................................................51

NET ASSET VALUATION.........................................................52

CAPITAL ACCOUNTS AND ALLOCATIONS............................................54

TAXES.......................................................................55

ERISA CONSIDERATIONS........................................................60

SUMMARY OF THE OPERATING AGREEMENT..........................................61

GENERAL INFORMATION.........................................................63

TABLE OF CONTENTS OF SAI....................................................64


APPENDIX A - INVESTOR CERTIFICATION........................................A-1

APPENDIX B - AMENDED AND RESTATED LIMITED LIABILITY COMPANY
OPERATING AGREEMENT........................................................B-1

                                    SUMMARY

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this Prospectus and the Fund's SAI and the terms and conditions of the Operating Agreement, each of which should be retained by any prospective investor.

The Fund                   The Fund is a Delaware limited liability company that is registered under the 1940
                           Act as a closed-end, non-diversified, management investment company. The Fund's
                           Units are registered under the Securities Act of 1933, as amended ("1933 Act"), but are subject to substantial limits on transferability and resale.

                           The Fund is a "fund of funds" that provides a means for investors to participate in investments in the securities of Investment Funds that pursue a variety of alternative or non-traditional investment strategies. The Fund is intended to afford its Members access to a variety of Investment Funds, the benefits of reduced risk through diversification, and the benefits of professional portfolio managers.
                           An investment in a single professionally managed fund of funds eliminates the need for investors to monitor or purchase securities in individual hedge funds. The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

The Offering               Initial and subsequent purchases of Units generally are accepted monthly.

Use of Proceeds            The Fund invests the proceeds of the offering in accordance with the Fund's investment objective and principal strategies as soon as practicable after each month-end closing of the offering. Pending the investment of the proceeds of the offering pursuant to the Fund's investment policies, a portion of the proceeds of the offering that is not invested in the Investment Funds may be invested in short-term, high quality debt securities, money market funds, or other cash equivalents. In addition, the Fund maintains a portion of the proceeds of the offering in cash to meet operational needs.

Investment                 The Fund's investment objective is to seek attractive risk-adjusted rates of
Objective and              return. The Fund seeks to achieve its objective by investing substantially all of
Strategies                 its assets in the securities of approximately 15 to 40 Investment Funds managed pursuant to various alternative or non-traditional investment strategies, which may be viewed as encompassing four broadly defined primary categories: Relative Value;
                           Event Driven; Equity Long/Short; and Global Macro. The actual number of Investment
                           Funds is determined in the absolute discretion of the Adviser.

                           Relative Value. Relative Value strategies generally seek to produce returns without taking on specific market exposures. Investment Funds employing Relative Value strategies seek to achieve attractive risk-adjusted returns through the use of both long and short positions in fixed income and/or equity instruments, attempting to exploit pricing inefficiencies that occur in the markets from time to time.
                           Relative Value Investment Funds may employ Convertible Arbitrage, Fixed Income
                           Arbitrage, and Quantitative Market Neutral Equity strategies.

                           Event Driven Category. Event Driven strategies generally seek to produce returns based on anticipated outcomes of company specific or transaction specific situations, such as a corporate merger, corporate restructuring, or pending bankruptcy. Event Driven Investment Funds may employ Merger Arbitrage/Multi-Event,
                           Bankruptcy/Distressed, and Multi-Strategy/Rotational strategies.



                                                      -5-

                           Equity Long/Short Category. Equity Long/Short strategies generally seek to produce returns from investments in the global equity markets. These strategies are generally focused on absolute returns and trade based on the manager's beliefs about specific equity markets, regions, sectors, and/or securities. Although these strategies involve both long and short positions, most managers will have a directional bias. Equity Long/Short Investment Funds may employ Opportunistic,
                           Global-International, Sector Specific, and Short-Biased strategies.

                           Global Macro. Global Macro strategies generally focus on macro-economic opportunities across numerous markets and instruments. Investments may be made in cash, securities, futures contracts, derivative contracts, or options in the equity, fixed income, currency, or commodity markets. Global Macro Investment Funds may employ Discretionary or Systematic strategies.

                           The Adviser employs a two-step process in structuring the Fund's portfolio of
                           Investment Funds. First, the Adviser determines an allocation for the Fund's assets across the universe of potential hedge fund strategies, seeking to achieve a portfolio composition that demonstrates volatility that is lower than the broad-based equity market and returns that are not correlated to either the broad-based equity or bond markets. Using data categorizing and analyzing the historical returns of select managers within each strategy in each category discussed above, the Adviser employs a number of quantitative modeling techniques in conjunction with fundamental research analysis to ascertain an optimized allocation of Fund assets among primary categories and underlying strategies.

                           Second, the Adviser identifies and evaluates potential investments based on specific quantitative, qualitative, and due diligence criteria. Upon completion of its review, the Adviser selects appropriate Investment Funds.

                           The Fund may invest in Investment Funds either directly or indirectly by purchasing a structured note or other derivative instrument linked to such Investment Fund.
                           The Fund intends generally to limit investments in any one Investment Fund in its portfolio to no more than 10% of the Fund's assets.


                           There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses. The Fund's investment objective may be changed by the
                           Fund's board of directors (the "Board") without the vote of a majority of the
                           Fund's outstanding voting securities. Notice will be provided to Members prior to any such change.

Risk Factors               The Fund's investment program is speculative and entails substantial risks. In addition, the Fund has a limited operating history. Units in the Fund are not traded on any securities exchange, are not expected to trade on any other market, and are subject to substantial restrictions on transferability and resale. The Fund may offer to repurchase Units, but the Units will not be redeemable at a Member's option nor will they be exchangeable for interests, units, or shares of any other fund, because the Fund is a closed-end investment company. The Fund may repurchase less than the full amount of Units that a Member requests to be repurchased. If the
                           Fund does not repurchase a Member's Units, the Member may not be able to dispose of his or her Units, even during periods of Fund underperformance, due to the substantial restrictions on the transferability and resale of the Units.

                           The Fund's performance depends upon the performance of the Investment Funds in the
                           Fund's portfolio, and the Adviser's ability to select, allocate, and reallocate effectively the Fund's assets among them. The Investment Funds generally are not registered as investment companies under the 1940 Act, and, therefore, the Fund is not entitled to the protections of the 1940 Act with respect to the Investment
                           Funds. An investment adviser



                                                      -6-

                           of an Investment Fund may use investment strategies that differ from its past practices and are not fully disclosed to the Adviser and that involve risks that are not anticipated by the Adviser. Investment Funds may have limited operating histories and investment advisers of the Investment Funds may have limited experience in managing assets.

                           The value of the Fund's net assets will fluctuate primarily based on the fluctuation in the value of the Investment Funds in which the Fund invests. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry or market, the risk of the Fund's investment in that Investment Fund is increased. Investment Funds may be more likely than other types of funds to engage in the use of leverage, short sales, and derivative transactions. An Investment Fund's use of such transactions is likely to cause the value of the Investment Fund's portfolio to appreciate or depreciate at a greater rate than if such techniques were not used. The investment environment in which the Investment Funds invest may be influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity gains and losses, and technological and regulatory change.

                           The Fund computes its net asset value (total assets less total liabilities, including accrued fees and expenses) as of the last "business day" of each month.
                           As used in this Prospectus, a "business day" is any day, other than Saturday,
                           Sunday, or a day on which banking institutions are authorized or obliged by law or regulation to close in New York. When the Fund values its securities, market prices will not be readily available for its investments in Investment Funds. Securities for which market prices are not readily available (i.e., as is expected with respect to most of the Fund's investments in Investment Funds) are valued by the
                           Fund at fair value as determined in good faith in accordance with procedures approved by the Board. As the Adviser and the Board anticipate that market prices will not be readily available for most Investment Funds in which the Fund invests, the Fund's valuation procedures provide that the fair value of the Fund's investments in Investment Funds ordinarily will be the value determined for each
                           Investment Fund in accordance with the Investment Fund's valuation policies.
                           Although the Fund receives information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of the Board, the Adviser, or investment advisers to the Investment Funds should prove incorrect. Investment advisers to the Investment Funds only provide determinations of the net asset value of Investment Funds on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Fund more frequently.

                           The interests in the Investment Funds in which the Fund invests or plans to invest are generally illiquid. The Fund may not be able to dispose of Investment Fund interests that it has purchased.

                           Each Investment Fund generally is charged or is subject to an asset-based fee and may be subject to performance-based allocations or fees payable or allocated to the investment adviser of such Investment Fund. By investing in Investment Funds indirectly through the Fund, an investor in the Fund bears asset-based management fees at the Fund level, in addition to any asset-based and performance-based management fees and allocations at the Investment Fund level. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in another closed-end fund with a different investment focus. The performance-based compensation received by an investment adviser of an Investment Fund also may create an incentive for that investment adviser to make investments that are riskier or more speculative than those that it might have made in the absence of the performance-based allocation. That compensation may be based on calculations of realized and unrealized gains made by the investment adviser without independent oversight.



                                     -7-

                           Investments by the Investment Funds in foreign financial markets, including markets in developing countries, present political, regulatory, and economic risks that are significant and that may differ in kind and degree from risks presented by investments in the United States.

                           The investment activities of the Adviser, the investment advisers of the Investment
                           Funds, and their respective affiliates, and their respective directors, trustees, managers, members, partners, officers, and employees, for their own accounts and other accounts they manage, may give rise to conflicts of interest in relation to the Fund. The Fund's operations may give rise to other conflicts of interest.

                           To the extent the Fund purchases non-voting securities of, or contractually foregoes the right to vote its interests in an Investment Fund, it will not be able to vote on matters that require the approval of the investors of the Investment
                           Fund, including a matter that could adversely affect the Fund's investment in it.

                           Special tax risks are associated with an investment in the Fund. There can be no assurance that the positions of the Fund relating to the consequences of its investment transactions will be accepted by the tax authorities. See "Principal
                           Risk Factors Relating to the Fund's Structure -- Distributions to Members and
                           Payment of Tax Liability" and "Taxes."

Management                 The Board has overall responsibility for the management and supervision of the operations of the Fund. See "Management of the Fund -- The Board."

The Adviser                Under the supervision of the Board and pursuant to an investment management agreement ("Investment Management Agreement"), DBIM, an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers
                           Act"), serves as the investment adviser for the Fund. Steven L. Bossi, Director and
                           Global Head of Funds of Funds of the Adviser, is primarily responsible for the
                           Fund's day-to-day portfolio management, subject to the oversight of the Board.

                           The Adviser is an indirect, wholly owned subsidiary of Deutsche Bank AG ("Deutsche
                           Bank"), an international commercial and investment banking group. Deutsche Bank is a major global banking institution that is engaged in a wide range of financial services activities, including investment management, mutual funds, retail, private, and commercial banking, investment banking, and insurance. See "Management of the Fund -- The Adviser."

The Administrator;         DBIM also serves as the Fund's administrator. The Fund compensates DBIM, in its
the Transfer Agent         capacity as administrator, for providing administrative services. DBIM has retained
                           PFPC to serve as the Fund's sub-administrator. PFPC is compensated for sub-administration services by DBIM. The Fund has retained PFPC to serve as transfer and distribution disbursing agent, and compensates PFPC for providing investor services, including services relating to transfer agency, disbursement of distributions, and account-related functions, among other services.

Fees and Expenses          Investment Management Fee. The Fund pays the Adviser an investment management fee
                           (the "Investment Management Fee") at an annual rate equal to 1.95% of the Fund's month-end net assets, including assets attributable to the Adviser (or its affiliates) and before giving effect to any repurchases by the Fund of Units. The
                           Investment Management Fee accrues monthly and is payable at the end of each quarter. The Investment Management Fee is paid to the Adviser out of the Fund's assets and debited against Members' Capital Accounts.

                           Administrative Fee. The Fund also pays the Adviser, in the Adviser's capacity as the Fund's administrator, an administrative fee at an annual rate equal to 0.50% of the



                                                      -8-

                           Fund's month-end net assets, including assets attributable to the Adviser (or its affiliates) and before giving effect to any repurchases by the Fund of Units.

                           Distribution Expenses. Investments may be subject to a sales charge of up to 3.5%
                           of the subscription amount, subject to waivers for certain types of investors. See
                           "Purchase of Units." Pursuant to the underwriting and distribution services agreement ("Underwriting Agreement"), the Distributor bears all of its expenses of providing its services under that agreement.

                           Other Expenses. The Fund bears its operational expenses, including, without limitation: offering expenses associated with each offering; research expenses;
                           data processing costs and expenses; quotation and news services; legal and recording fees and expenses; professional fees (including, without limitation, expenses of consultants and experts) relating to investments; accounting, auditing, administration, infrastructure, risk monitoring, and tax preparation expenses;
                           custodial expenses; taxes; insurance; printing and mailing expenses; costs and expenses related to exchange listings; all investment expenses (i.e., expenses which the Board or the Adviser reasonably determines to be directly related to the investment of the Fund's assets, such as brokerage commissions, clearing and settlement charges, bank service fees, spreads, interest expenses, borrowing charges, short dividends, and other investment expenses); pro rata costs and expenses of the Investment Funds, including management fees to managers of
                           Investment Funds (generally ranging from 1% to 3% of assets under management) and performance fees or allocations to such managers (generally ranging from 10% to 25%
                           of net profits); and any extraordinary expenses (such as litigation and indemnification of the Board). Included in the investment expenses borne by the
                           Fund are the reasonable out-of-pocket expenses of the Adviser, for example, travel expenses related to due diligence investigations of existing and prospective
                           Investment Funds. The Adviser and PFPC each bear the costs of providing their respective services to the Fund.


                           Expense Limitation Agreement. The Adviser has contractually agreed to waive its fees and/or reimburse the Fund's expenses to the extent necessary to ensure that the Fund's annualized expenses will not exceed 2.20% ("Expense Limitation
                           Agreement"). The current term of the Expense Limitation Agreement ends on September
                           3, 2005. The Adviser has agreed to renew the Expense Limitation for a fourth one-year term ending on September 3, 2006. Thereafter, the Expense Limitation
                           Agreement will automatically renew for one-year terms unless (i) the Adviser provides written notice to the Fund of the termination of the Expense Limitation
                           Agreement at least thirty days prior to the end of the then-current term, (ii) the
                           Fund, without payment of any penalty, provides written notice to the Adviser of the termination of the Expense Limitation Agreement at least thirty days prior to the end of the then-current term, or (iii) the Investment Management Agreement terminates.


Repurchases of             No Member has the right to require the Fund to redeem its Units in the Fund. The
Units                      Fund from time to time may offer to repurchase Units. These repurchases will be made at such times and on such terms as may be determined by the Board from time to time in its complete and absolute discretion. The Fund may repurchase less than the full amount of Units that a Member requests to be repurchased. In determining whether the Fund should repurchase Units from Members pursuant to repurchase requests, the Board will consider, among other things, the recommendation of the
                           Adviser. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Units from Members on a quarterly basis. A Member who tenders some but not all of the Member's Units for repurchase will be required to maintain a minimum Capital Account balance of $50,000. The Fund reserves the right to reduce the amount to be repurchased from a Member so that the required Capital Account balance is maintained.

Allocation of Profit       The net profits or net losses of the Fund (including, without limitation, net
and Loss                   realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions) are credited to or debited against the Capital Accounts of
                           Members at the end



                                     -9-

                           of each fiscal period (as defined in "Capital Accounts and Allocations") in accordance with their respective investment percentages for the period. Each
                           Member's investment percentage is determined by dividing as of the start of a fiscal period the balance of the Member's Capital Account by the sum of the balances of the Capital Accounts of all Members of the Fund.

Eligible Investors         Each prospective investor (and Members who subscribe for additional Units) will be required to certify that the Units purchased are being acquired directly or indirectly for the account of an "Eligible Investor" as defined herein. An
                           "Eligible Investor" includes, among other investors, an individual who: (i) has a net worth (or joint net worth with the investor's spouse) immediately prior to the time of purchase in excess of $1 million; (ii) had an income in excess of $200,000
                           (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year; or (iii) has an account managed by an investment adviser registered under the Advisers Act and the adviser is subscribing for Units in a fiduciary capacity on behalf of the account. Other categories of Eligible Investors applicable to companies and other investors are set forth in the investor certification that each investor must sign in order to invest in the Fund, a form of which appears as Appendix A to this Prospectus. In addition, Eligible Investors are required to certify that they are U.S. persons for Federal income tax purposes.
                           Existing Members who purchase additional Units are required to meet the Fund's eligibility criteria at the time of the additional purchase.


Investor Suitability       An investment in the Fund involves a considerable amount of risk. It is possible that you may lose some or all of your money. Before making an investment decision, you should, among other things: (i) consider the suitability of the investment with respect to your investment objectives and personal situation; and (ii) consider other factors including your personal net worth, income, age, risk tolerance, tax situation, and liquidity needs. An investment in the Fund is unlikely to be suitable for charitable remainder trusts and may also be unsuitable for other tax-exempt organizations. You should invest in the Fund only money that you can afford to lose, and you should not invest in the Fund money to which you will need access in the short-term or on a frequent basis. In addition, you should be aware of how the Fund's investment strategies fit into your overall investment portfolio because the Fund is not designed to be, by itself, a well-balanced investment for a particular investor.

Purchase of Units          The Fund may accept both initial and additional applications by investors to purchase Units at such times as the Fund may determine, subject to the receipt of cleared funds two business days prior to the acceptance date set by the Fund.
                           Pending investment in the Fund, the proceeds of the continuous offering will be placed in an interest-bearing escrow account by PFPC, the Fund's escrow agent.
                           After any closing, the balance in the escrow account, including any interest earned, will be invested pursuant to the Fund's investment policies. Initial and subsequent purchases are generally accepted monthly. The Fund reserves the right to reject in its complete and absolute discretion any application for Units in the
                           Fund. The Fund also reserves the right to suspend purchases of Units at any time.
                           Generally, the minimum initial investment in the Fund is $50,000.

Taxes                      The Fund intends to operate as a partnership for Federal income tax purposes and not as an association or a publicly traded partnership taxable as a corporation for
                           Federal income tax purposes. Accordingly, the Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's share of the Fund's taxable income, gain, or loss. It is expected that the Fund's income and gains, if any, will be primarily derived from ordinary income and short-term capital gains. With respect to the Fund's investments in
                           Investment Funds, the Fund's income (or loss) from these investments may constitute unrelated business taxable income ("UBTI").



                                     -10-

                           If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation, the taxable income of the
                           Fund would be subject to corporate income tax and any distributions of profits from the Fund would be treated as dividends. The Fund does not expect to receive tax information from Investment Funds in a sufficiently timely manner to enable the
                           Fund to prepare its information returns in time for Members to file their returns without requesting an extension of the time to file from the Internal Revenue
                           Service ("IRS") (or state taxing agencies). Accordingly, Members should be prepared to obtain extensions of time to file their income tax returns. Members are encouraged to consult with their tax advisers concerning how such delayed reporting may affect them.

ERISA Plans and            Investors subject to the Employee Retirement Income Security Act of 1974, as
Other Tax-Exempt           amended ("ERISA"), and other tax-exempt entities, including employee benefit plans,
Entities                   individual retirement accounts ("IRA"), and 401(k) and Keogh Plans may purchase
                           Units in the Fund. The Fund's assets should not be considered to be "plan assets"
                           for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Internal Revenue Code of 1986, as amended (the
                           "Internal Revenue Code" or the "Code"). Because the Fund or Investment Funds may
                           use leverage, a tax-exempt investor may incur income tax liability to the extent the Fund's transactions are treated as giving rise to UBTI. An IRA may be required to file an income tax return for any taxable year in which it has UBTI. To file the return, it may be necessary for the IRA to obtain an employer identification number.

Term                       The Fund's term is perpetual unless the Fund is otherwise terminated under the terms of the Operating Agreement.

Reports to                 The Fund will furnish to Members as soon as practicable after the end of each
Members                    taxable year such information as is necessary for them to complete Federal and state income tax or information returns along with any tax information required by law. The Fund does not expect to receive tax information from Investment Funds in a sufficiently timely manner to enable the Fund to prepare its information returns in time for Members to file their returns without requesting an extension of the time to file from the IRS (or state taxing agencies). Accordingly, Members should be prepared to obtain extensions of time to file their income tax returns. Members are encouraged to consult with their tax advisers concerning how such delayed reporting may affect them. The Fund anticipates sending Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as required by the 1940 Act.

Fiscal Year                For accounting purposes, the Fund's fiscal year is the period ending on March 31.
                           The Fund's taxable year is the period ending December 31.

No broker-dealer, salesperson, or other person is authorized to give an investor any information or to represent anything not contained in this Prospectus. As a prospective investor, you must not rely on any unauthorized information or representations that anyone provides to you. This Prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where and to persons to which it is lawful to do so. The information contained in this Prospectus is current only as of the date of this Prospectus.

THE INVESTMENT FUNDS IN WHICH THE FUND INVESTS MAY PURSUE VARIOUS INVESTMENT STRATEGIES AND ARE SUBJECT TO SPECIAL RISKS. THE UNITS WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND IT IS NOT ANTICIPATED THAT A SECONDARY MARKET FOR THE UNITS WILL DEVELOP. THE UNITS ARE ALSO SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE OPERATING AGREEMENT OF THE FUND AND IN COMPLIANCE WITH FEDERAL AND STATE SECURITIES LAWS. THE UNITS WILL NOT BE REDEEMABLE AT AN INVESTOR'S OPTION NOR WILL THEY BE EXCHANGEABLE FOR INTERESTS OF ANY OTHER FUND BECAUSE THE FUND IS A CLOSED-END INVESTMENT COMPANY. AS A RESULT, AN INVESTOR MAY NOT BE ABLE TO SELL OR OTHERWISE LIQUIDATE HIS OR HER UNITS. THE UNITS ARE APPROPRIATE ONLY FOR THOSE INVESTORS WHO CAN TOLERATE A HIGH DEGREE OF RISK AND DO NOT REQUIRE A LIQUID INVESTMENT.

                           SUMMARY OF FUND EXPENSES

The following table summarizes the expenses of the Fund and is intended to assist Members and potential Members in understanding the various costs and expenses associated with investing in the Fund. Each figure below relates to a percentage of the Fund's average net asset value at month-end over the course of a year. The expenses associated with investing in a "fund of funds" such as the Fund are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the members of a fund of funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the underlying Investment Fund level. These indirect items are not reflected in the following chart or the example below. The fees associated with an Investment Fund will generally include an investment management fee ranging from 1% to 3% (annualized) of the average net asset value of the Fund's investment, plus incentive allocations or fees generally ranging from 10% to 25% of net profits earned by the Investment Fund on the Fund's investment.

Member Transaction Expenses
   Maximum Sales Charge (Load) (as a percentage of
   the offering price)(1).............................................. 3.50%
   Maximum Sales Charge on Reinvested Distributions.................... None
   Maximum Early Withdrawal Charge..................................... None

Annual Expenses (as a percentage of net assets attributable to Units)..
   Investment Management Fee(2)........................................ 1.95%
   Administrative Fee(2)............................................... 0.50%
   Other Expenses(3)................................................... 1.05%
                                                                        ----
   Total Annual Expenses............................................... 3.50%
     Waivers/Reimbursement(4).......................................... (1.30)%
                                                                        ------
   Net Annual Expenses................................................. 2.20%

--------------

     (1) The sales charge is subject to waivers for certain types of investors. See "Purchase of Units."

     (2) See "Management of the Fund" and "Fees and Expenses" for additional information.

     (3) "Other Expenses" are estimated for the current fiscal year based on amounts incurred in the Fund's last fiscal year.


     (4) Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive and/or reimburse the Fund's expenses to the extent necessary to ensure that the Fund's annualized expenses will not exceed 2.20%. The current term of the Expense Limitation Agreement ends on September 3, 2005. The Adviser has agreed to renew the Expense Limitation Agreement for a fourth one-year term ending on September 3, 2006. Thereafter, the Expense Limitation Agreement will automatically renew for one-year terms unless (i) the Adviser provides written notice to the Fund of the termination of the Expense Limitation Agreement at least thirty days prior to the end of the then-current term, (ii) the Fund, without payment of any penalty, provides written notice to the Adviser of the termination of the Expense Limitation Agreement at least thirty days prior to the end of the then-current term, or (iii) the Investment Management Agreement terminates.


The following hypothetical example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under annual expenses remain the same in the years shown. The tables and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Units. See "Fees and Expenses" for a more complete description of the Fund's costs and expenses.

THE FOLLOWING EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, BECAUSE ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

Example

You would pay the following expenses on a       1 YEAR    3 YEARS(2)     5 YEARS(2)    10 YEARS(2)
$1,000 investment, assuming a 5% annual
return(1)................................        $47        $80            $115          $214

(1) Actual expenses may be higher or lower than the amounts shown in the fee table and, consequently, the actual expenses incurred by an investor may be greater or less than the amounts shown in the Example.

(2) The expenses listed for the three-, five-, and ten-year periods are based on the Fund's total operating expenses for the Fund's last fiscal year without taking into account the Expense Limitation Agreement. There is no guarantee that the Expense Limitation Agreement will remain in effect during these periods. If the Expense Limitation Agreement remains in effect, however, the actual expenses that will ultimately be borne by the Fund during these periods will be lower than those listed in this Example to the extent the Fund's expenses exceed the expense limitation then in place.

                             FINANCIAL HIGHLIGHTS

The table below sets forth selected financial information that has been derived from the financial statements in the Fund's Annual Report, for the fiscal year ended March 31, 2005. The information in the table below has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The report of the independent registered public accounting firm for the year ended March 31, 2005 is contained in the Fund's Annual Report dated as of March 31, 2005. A free copy of the Annual Report may be obtained by calling 1-888-262-0695.


                                                                                               Period From June 28,
                                                                                                       2002
Per Unit operating performance:                                                                  (commencement of
                                                     Year Ended              Year Ended        operations) through
                                                   March 31, 2005:         March 31, 2004         March 31, 2003
                                                   ---------------         --------------         --------------
     Net asset value, beginning of period             $1,140.08              $1,039.33              $1,030.83*
     Income (loss) from investment operations
         Net investment loss**                         (23.68)                (24.16)                (16.36)
         Net realized gain and unrealized
         appreciation on investment fund
         transactions                                   18.25                  124.91                 24.86
                                               ----------------------------------------------------------------------
     Total from investment operations                  (5.43)                  100.75                  8.50
                                               ----------------------------------------------------------------------


     Total net asset value, end of period             $1,134.65              $1,140.08              $1,039.33
                                               ------------------------==============================================

* On October 1, 2002, the net asset value per Unit was restated to $1,000.00 from $970.09. At that date, for every unit owned, the Member holding was restated as .97009 units. The above "net asset value, beginning of period" is the equivalent price given the revised number of Units.

**Based on average outstanding units during the period.

Ratios and Other Financial Highlights

The following represents the ratios to average net assets and other financial highlights information for the periods indicated below:


                                                                                           Period From June 28, 2002
                                                                                               (commencement of
Ratios to average net assets:                      Year Ended            Year Ended          operations) through
                                                 March 31, 2005        March 31, 2004           March 31, 2003
                                                 --------------        --------------           --------------
     Net investment loss (a) (b) (c)                (2.12%)                (2.18%)                  (2.14%)
     Net expenses (a) (b) (c)                        2.20%                  2.20%                    2.20%
     Total return                                   (0.48)%                 9.69%                    0.82%
     Portfolio turnover rate                          60%                    24%                      25%
     Members' capital, end of period                $61,229               $57,503                  $26,743
(thousands)

     (a) Annualized.


     (b) The Adviser waived $885,356 of fees for the year ended March 31, 2005. The net investment income ratio would have been 1.30% greater and the total expenses ratio would have been 1.30% greater on an annualized basis had these fees not been waived by the Adviser. The Adviser waived $606,150 and $728,932 of fees and expenses for the period ended March 31, 2004 and March 31, 2003, respectively. The net investment loss ratio would have been 1.42% and 3.85% greater and the total expenses ratio would have been 1.42% and 3.85% greater on an annualized basis had these fees and expenses not been waived/reimbursed by the Adviser, respectively.

     (c) Expense ratios for the underlying Investment Funds are not included in the expense ratio.

         The above ratios and total returns are calculated for all Members taken as a whole. An individual investor's return may vary from these returns based on the timing of capital contributions.

                                USE OF PROCEEDS

The proceeds of the offering, excluding the amount of any sales charges paid by investors and net of the Fund's ongoing expenses and fees, will be invested in accordance with the Fund's investment objective and strategies as soon as practicable after each month-end closing of the offering. Such proceeds will be invested together with any interest earned in the Fund's escrow account prior to such closing.

Pending the investment of the proceeds from the offering of Units in Investment Funds pursuant to the Fund's investment objective and principal strategies, the Fund may invest a portion of the proceeds of the offering that is not invested in Investment Funds, which may be a substantial portion of the proceeds of the offering, in short-term, high quality debt securities, money market funds, or other cash equivalents. In addition, the Fund maintains a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its objective during any time in which the Fund's assets are not substantially invested in accordance with its principal investment strategies.

               INVESTMENT OBJECTIVES, METHODOLOGY, AND POLICIES

Investment Objective

The Fund's investment objective is to seek attractive risk-adjusted rates of return. The Fund seeks to achieve its objective by investing substantially all of its assets in the securities of approximately 15 to 40 Investment Funds managed pursuant to various alternative or non-traditional investment strategies, which may be viewed as encompassing four broadly defined primary categories: Relative Value; Event Driven; Equity Long/Short; and Global Macro. The actual number of Investment Funds is determined in the absolute discretion of the Adviser. There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses. The Fund's investment objective may be changed by the Fund's Board without the vote of a majority of the Fund's outstanding voting securities. Notice will be provided to Members prior to any such change.

Investment Process in General

The Adviser employs a two-step process in structuring the Fund's portfolio. First, the Adviser determines an allocation for the Fund's assets across the universe of potential hedge fund strategies, seeking to achieve a portfolio composition that demonstrates volatility that is lower than the broad-based equity market, as measured by the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), and returns that show little correlation to either the S&P 500 or the broad-based bond market, as measured by the J.P. Morgan Global Bond Index, U.S. Traded Segment. The Adviser currently views the universe of hedge fund strategies as encompassing the following four primary categories:
Relative Value; Event Driven; Equity Long/Short; and Global Macro. Within these broad primary categories there are a number of underlying investment management strategies ("Management Strategies"). See "The Hedge Fund Universe." Using data categorizing and analyzing the historical returns of select managers within each Management Strategy, the Adviser employs a number of quantitative modeling techniques in conjunction with fundamental research analysis to ascertain an optimized allocation of Fund assets among primary categories and underlying Management Strategies.

Second, the Adviser identifies and evaluates potential investments based on specific quantitative, qualitative, and due diligence criteria. Upon completion of its review, the Adviser selects appropriate Investment Funds. The Fund may invest in Investment Funds either directly or indirectly by purchasing a structured note or other derivative instrument linked to such Investment Fund (a "Structured Investment").

To the extent permitted by applicable regulations or as expressly provided in this Prospectus or the Fund's SAI, none of the name of the Fund, any aspect of the Fund's investment program, or the portfolio allocation range described below is a fundamental investment policy of the Fund, and each can be changed by the Fund's Board without Member approval. In the event of such a change, Members would receive prior notice. The Investment Funds in which the Fund invests may pursue various investment strategies and are subject to special risks. See "Principal Risk Factors, Types of Investments, and Investment Strategies of the Investment Funds."

The Fund may seek exemptive relief from the SEC to the extent necessary to permit it to pursue its investment program by investing in Investment Funds through one or more investment vehicles that are affiliated with the Fund or the Adviser. There can be no assurance that such relief will be granted.

Asset Allocation and Optimization

The Adviser's asset allocation and optimization process utilizes a number of quantitative modeling techniques in conjunction with an in-depth fundamental analysis of the historical returns and the outlook associated with each of the Management Strategies. The Adviser considers the performance characteristics associated with each Management Strategy and their relationship/correlation to the broader markets. The Adviser utilizes this analysis to derive specific assumptions regarding the persistency of the return, risk, and correlation relationships that exist within the Management Strategies to develop an asset allocation. These assumptions may, and likely will, change over time.

In addition to quantitative data, the Adviser's optimization process allows for the consideration of a qualitative forecast of developing market trends. While historical data plays a major role in the asset allocation and optimization process, the Adviser also considers forward-looking assessments of future return, risks, and correlations between groups of assets. The Adviser's forward-looking expectations with respect to return, risk, and correlation may result in changes in the Fund's asset allocation. By considering developing market trends, the Adviser's allocation process attempts to safeguard against the potential for over-reliance on historical patterns and further attempts to produce allocations that may be better suited to perform in changing market conditions.

The asset allocations to each Management Strategy are reviewed by the Adviser with specific Investment Fund data to assess whether the actual performance characteristics generated by the optimization process and the allocation characteristics originally arrived at using the Management Strategies data are comparable. While it is generally intended for the Fund to allocate assets among all of the Management Strategies, the Fund may not necessarily invest in each of the primary categories or Management Strategies. There can be no assurance that actual results achieved by the Fund will meet these objectives or otherwise conform to any anticipated results derived from the optimization process.

Investment Fund Selection Process

The Adviser identifies and selects Investment Funds representative of the Management Strategies in accordance with the Adviser's investment approach. The Adviser's quantitative consideration of potential investments undertakes a variety of analyses to evaluate prospective Investment Funds. Quantitative considerations may include an analysis of each Investment Fund's return, risk (the standard deviation of the Investment Fund's return), drawdowns (any period during which a prospective Investment Fund's value is below its previous highest value; that is, any period during which it has suffered a loss), and correlations (the statistical relationship between a prospective Investment Fund's return and the return of other Investment Funds or certain markets) on both an individual basis and relative to its Management Strategy and to the broader markets. In addition, the Adviser considers certain historical portfolio information (including performance attribution, which is identifying the specific factors and positions that contributed to a portfolio's performance) for each prospective Investment Fund. The Adviser uses the results of each of its quantitative analyses to identify potential Investment Fund candidates in each of the Management Strategies.

The potential Investment Funds identified through quantitative analysis are then evaluated on the basis of certain qualitative and due diligence criteria. Qualitative considerations include organizational profile, growth of assets under management, quality and experience of key investment personnel, quality of administrative systems, and quality of support staff, as well as a documentation review and a consideration of various portfolio oversight mechanisms employed by the Investment Fund.

Generally, an Investment Fund should (i) be representative of a particular Management Strategy, (ii) be open for investment and meet certain liquidity standards, (iii) have at least one year of performance history, (iv) have annually audited returns, and (v) have at least $20 million in net assets. The Adviser may waive or vary any of these guidelines in its discretion. For example, if the Adviser determines that the manager of a potential Investment Fund has comparable investment experience of more than one year with another hedge fund, it may determine to invest the Fund's assets in such Investment Fund regardless of the fact that such Investment Fund does not have one year of audited performance history. To the extent the Adviser accesses an Investment Fund through a Structured Investment, it may vary its liquidity standards.

The Fund intends generally to limit investments in any one Investment Fund in its portfolio to no more than 10% of the Fund's assets.

Prior to any investment by the Fund, the Adviser generally conducts an on-site due diligence session with the principals and staff of the investment adviser of an Investment Fund with the objective of obtaining a better understanding of the thought process being employed by the Investment Fund's manager and ensuring that the manager's investment process is consistent with the relevant Management Strategy. Topics discussed during an on-site due diligence session generally include the investment background and philosophy of the investment manager's principals and their rationale behind historical and current portfolio positions. The Adviser may also review an Investment Fund's service provider relationships and its audited financial statements.

Investment Fund Investment Process

The Fund typically invests directly in an Investment Fund by subscribing to purchase such Investment Fund's ownership interests. There are certain instances, however, where an Investment Fund may not be open or available for direct investment by the Fund. Such an instance may arise, for example, where the Fund's proposed allocation does not meet an Investment Fund's investment minimum or when an Investment Fund is closed to new investments. On occasions where the Adviser determines that a Structured Investment is the most effective or efficient means of gaining exposure to an Investment Fund, the Fund may purchase a Structured Investment, which may involve the purchase by the Fund of a structured note or the entering into by the Fund a swap or other contract paying a return approximately equal to the total return of an Investment Fund. In each case, a counterparty would agree to pay the Fund a return determined by the return of the Investment Fund, in return for consideration paid by the Fund equivalent to the cost of purchasing an ownership interest in the Investment Fund. A structured note with interest or principal payments indexed to the return of a referenced Investment Fund would substitute a contractual commitment running from the counterparty to the Fund for direct ownership by the Fund of a share of the Investment Fund. Similarly, a swap structure could provide a return equivalent to direct investment in an Investment Fund by establishing a contractual obligation on the part of the counterparty to pay the Fund a return equivalent to the return that would have been obtained by direct investment in the Fund. Indirect investment through an indexed security, swap, or similar contract in an Investment Fund carries with it the credit risk associated with the counterparty.

Deutsche Bank AG and any affiliate investing in the Fund may be subject to the provisions of the United States banking laws and regulations and various other laws and regulations applicable to banks and bank holding companies generally, including the Bank Holding Company Act of 1956, as amended. Such laws and regulations, among other things, impose restrictions on the types and amounts of investments that the Fund may make and on the types of activities in which the Fund may engage. In order to comply with such laws and regulations, the Fund may be required to structure its investment in an Investment Fund in a manner that limits the Fund's ownership for such Investment Fund's voting interests and non-voting equity interests to prescribed levels.

Monitoring Investment Fund Performance

The Adviser maintains periodic contact with each Investment Fund in which the Fund invests. The Adviser regularly monitors the returns of each Investment Fund in its portfolio in an effort to evaluate whether its return pattern is consistent with the expected return pattern for that Management Strategy. The Adviser also uses various proprietary statistical techniques developed by it in considering whether an Investment Fund's performance is attributable to underlying market performance or represents the Investment Fund portfolio manager's added-value. The expected return of each Investment Fund is modeled as a function of performance data and Management Strategy. If any Investment Fund's returns fall outside the confidence limits established by the Adviser, a formal review of the Investment Fund will be carried out by the Adviser. As a general matter, Investment Fund managers with statistical evidence of consistent added-value are favored over portfolio managers whose records do not provide such evidence. In addition, the Adviser may periodically, to the extent that it deems necessary, examine each Investment Fund's actual holdings (to the extent this information is available) in order to confirm that the Investment Fund continues to conform to its particular Management Strategy.

In managing the Fund, the Adviser may utilize portfolio construction models which consider various proposed attributes of the Fund, including the Fund's investment objective, investment limitations, and other factors, including a proposed number of Investment Funds in which the Adviser would propose to invest the Fund's assets, or the proposed allocation of the Fund's assets among the Management Strategies or in any one Investment Fund. The Fund may not be able to maintain any certain number of Investment Funds in its portfolio at all times or any specific allocation of its assets in any single Investment Fund. In particular, the proceeds from the sale of Units may not be invested in Investment Funds immediately upon receipt of the proceeds by the Fund. Pending each month-end closing, the proceeds will be placed in an interest-bearing escrow account and will not be invested by the Fund until after such closing.

                            THE HEDGE FUND UNIVERSE

The following is an overview of the strategies that may be used by the Investment Funds in which the Fund may invest. The Adviser currently views the universe of hedge funds as generally encompassing the following primary categories: Relative Value; Event Driven; Equity Long/Short; and Global Macro. Within each of these broad primary categories are a number of underlying Management Strategies. Particular investments made by the Investment Funds and the risks related thereto are further discussed below. See "Principal Risk Factors, Types of Investments, and Investment Strategies of the Investment Funds."


[GRAPHIC OMITTED]



Relative Value Category

Relative Value strategies generally seek to produce returns without taking on specific market exposures. Managers employing Relative Value strategies seek to achieve attractive risk-adjusted returns through the use of both long and short positions in fixed income and/or equity instruments, attempting to exploit pricing inefficiencies that occur in the markets from time to time. Relative Value strategies may or may not utilize leverage. The Relative Value category is composed of three Management Strategies: Convertible Arbitrage; Fixed Income Arbitrage; and Quantitative Market Neutral Equity.

Convertible Arbitrage Strategies. Managers utilizing Convertible Arbitrage strategies analyze convertible bonds and warrants across the globe to take advantage of opportunities presented by market and information inefficiencies. Convertible Arbitrage managers seek to monetize such opportunities through the use of both fundamental analysis of the issuing companies and quantitative option and security valuation techniques. Convertible Arbitrage managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials found in the convertible securities and warrants in which they invest. As a general matter, these managers are long the convertible bond and short a percentage (known as the delta amount) of the underlying stock. To be "long" a security is to own that security. To be "short" a security is to borrow and sell that security. Long positions profit when the value of the security increases, while short positions profit when the value of the security decreases. While most Convertible Arbitrage managers attempt to capture a perceived mispricing of the option component of a convertible security, Convertible Arbitrage managers may also look for mispricing of the underlying credit of the issuing company. Convertible Arbitrage managers may periodically utilize a significant amount of leverage.

Fixed Income Arbitrage Strategies. Managers utilizing Fixed Income Arbitrage strategies analyze a variety of fixed income securities across several markets. Fixed Income Arbitrage managers may look to capture changes in the shape of a country's yield curve (the spread or difference in yield between different maturities of an issuer: e.g., two-year U.S. Treasury Notes versus ten-year U.S. Treasury Notes) or the relationship spread between the fixed income securities of two different countries (e.g., yield curves on five-year German bonds versus five-year U.S. Treasury Notes). Trading strategies also may be structured to capture expected changes in credit spreads, such as the difference between the yield on a specific company's debt and the yield on U.S. Treasury securities (e.g., sell a company's bond and buy a Treasury security), or credit spreads within a specific company's capital structure (e.g., buy a company's senior debt and sell short its subordinated debt or equity). Fixed Income Arbitrage managers may also focus on mortgage and mortgage-related securities. Fixed Income Arbitrage managers tend to utilize significant amounts of leverage and take both long and short positions and employ options, futures, and other derivative strategies.

Quantitative Market Neutral Equity Strategies. Managers utilizing Quantitative Market Neutral Equity strategies seek to generate capital appreciation and absolute returns through a portfolio of investments that is generally anticipated to be net flat or "market neutral." Quantitative Market Neutral Equity strategies seek to exploit price discrepancies that a Quantitative Market Neutral Equity manager believes exist between individual securities or sectors. These managers primarily establish both long and short positions and tend to utilize leverage. Under most circumstances, Quantitative Market Neutral Equity managers will attempt to maintain a net zero exposure (i.e., gross long positions less gross short positions equal zero); however, gross long and short positions may be significantly large. In most cases, Quantitative Market Neutral Equity managers have high portfolio turnover. The Quantitative Market Neutral Equity strategy relies heavily on models that primarily seek to identify and take advantage of the relative price movements between specific securities. Some Quantitative Market Neutral Equity managers incorporate subjective investment decisions that are based on fundamental analysis when selecting pairs of securities to be held long and short. These opportunities may result from changes in the valuations of specific companies or sectors. For example, if two stocks with similar fundamentals in a given industry have diverged from their historical price relationship, the manager may acquire long positions in the underpriced stock and short the overpriced stock with the intention of unwinding the positions when the historical price relationship returns.

Event Driven Category

Event Driven strategies generally seek to produce returns based on anticipated outcomes of company specific or transaction specific situations. Event Driven managers attempt to capture an underlying change in value based on a particular event, such as a corporate merger, corporate restructuring, or pending bankruptcy. Event Driven managers typically invest either long or short (or both), and tend to have a directional bias. The Event Driven category is composed of two Management Strategies: Merger Arbitrage/Multi-Event; and Bankruptcy/Distressed. In addition, certain managers may utilize Multi-Strategy/Rotational Strategies approach, which often combines Merger Arbitrage/Multi-Event, Bankruptcy/Distressed, event driven, Equity Long/Short, and capital structure arbitrage strategies.

Merger Arbitrage/Multi-Event Strategies. Managers utilizing Merger Arbitrage/Multi-Event strategies seek to profit by realizing price differentials that they perceive exist between the current market price of a security and its expected future value based upon the occurrence of a specific event. Merger Arbitrage/Multi-Event transactions typically involve the purchases or sales of securities in connection with announced corporate actions which may include, but are not limited to, mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs, and similar transactions. The portfolios are generally actively traded and may exhibit a high rate of turnover. Merger Arbitrage/Multi-Event managers may periodically utilize leverage and may enter into swaps and other similar financial contracts in an effort to increase portfolio returns. Merger/Risk Arbitrage managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Merger Arbitrage/Multi-Event managers may from time to time take positions in the securities of companies not currently involved in announced transactions, but that are believed to be undervalued and likely candidates for future corporate actions. Multi-Event managers may also invest in risk arbitrage, distressed opportunities, equity restructurings, reorganizations, spin-offs, and share class arbitrage.

Bankruptcy/Distressed Strategies. Managers utilizing Bankruptcy/Distressed strategies generally invest in the securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event-related situations). These investment strategies may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector or the equity portion of distressed companies). Investments may be acquired passively in the secondary market, acquired through participation in merger and acquisition activity, or acquired with a view toward actively participating in a re-capitalization or restructuring plan. Bankruptcy/Distressed managers may actively attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. Additionally, they may take an active role and seek representation in management on a board of directors or a creditors' committee. In order to achieve these objectives, the manager may purchase, sell, exchange, or otherwise deal in and with restricted or marketable securities including, without limitation, any type of debt security, preferred or common stock, warrants, options, and hybrid instruments. A significant portion of a Bankruptcy/Distressed manager's portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available, and therefore a significant portion of the portfolio may not be freely traded. Investments may involve both U.S. and non-U.S. entities and may utilize leverage. Information about specific investments may be limited, thereby reducing the manager's ability to monitor the performance and to evaluate the advisability of continued investments in specific situations.

Multi-Strategy/Rotational Strategies. Managers utilizing a Multi-Strategy/Rotational Strategies approach generally engage in a broad range of arbitrage strategies across three primary markets: (i) long and short positions in equity markets; (ii) U.S. and international positions in investment grade and non-investment grade fixed income securities; and (iii) special situations arising from anomalies in the global securities markets. These managers may also seek to take advantage of any number of different event driven opportunities. Events may involve corporate actions, credit events, political events, or other situations that may have an effect on the value of the securities or financial instruments traded by the Multi-Strategy/Rotational Strategies manager. Multi-Strategy/Rotational Strategies managers generally seek to profit by realizing the price differentials that they perceive exist between equivalent or nearly equivalent securities or between the current market price of a security and its expected future value based on the occurrence of a specific event. Investments may involve both U.S. and non-U.S. markets and may utilize significant amounts of leverage. Multi-Strategy/Rotational Strategies managers employ both long and short strategies, warrant and option arbitrage and hedging strategies, inter- and intra-market spread trading, futures, options, and currency trading.

Equity Long/Short Category

Equity Long/Short strategies generally seek to produce returns from investments in the global equity markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the investment manager's views and outlooks for specific equity markets, regions, sectors, and securities. While these strategies involve both long and short positions in various equity securities, the strategies will generally represent a specific directional view. However, unlike traditional equity funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio. In addition to making shifts in markets, regions, sectors, and securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain net long exposure. An exception is for those managers that are classified as Short-Biased, which will in general maintain a net short exposure. The Equity Long/Short category is composed of four Management Strategies: Opportunistic; Global-International; Sector Specific; and Short-Biased.

Opportunistic Strategies. Managers utilizing Opportunistic strategies seek to generate capital appreciation through a portfolio of investments representing a variety of U.S. equity strategies. These managers primarily establish both long and short positions in U.S. equity securities and may utilize leverage. Under most circumstances, such managers will maintain net long market exposures. The degree to which different managers maintain net long positions will vary. The more opportunistic managers within the strategy generally maintain net long positions of

20% to 80%; however, they may be net short from time to time. The more long-biased managers within the strategy generally maintain net long positions of 50% to 150%. In both cases, gross positions may be significantly larger. Managers within this strategy seek to profit by establishing both long and short positions in specific equity situations with an objective of outperforming the U.S. equity markets on a risk-adjusted and absolute basis. These managers utilize the cash and derivatives markets, and may utilize leverage when establishing positions. Their investments may be highly concentrated and may lack liquidity. In most cases, Opportunistic managers tend to trade positions within their portfolio actively, which results in high levels of portfolio turnover.

Global-International Strategies. Managers utilizing Global-International strategies seek to generate capital appreciation through a portfolio of investments representing a variety of globally oriented strategies. These strategies may include positions in the cash, futures, and forward markets. These managers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options, and currency trading, and emerging markets and other special situation investing. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global-International managers may assume aggressive investment postures with respect to position concentrations, use of leverage, and various instruments used, and typically have high levels of portfolio turnover.

Sector Specific Strategies. Managers utilizing Sector Specific strategies seek to generate capital appreciation through a portfolio of investments representing a specific market sector or sectors. For example, a manager may focus on technology or bio-tech companies. Managers may define their specific strategy more broadly, for example, healthcare and life sciences or "TMT" (technology, media, and telecommunications). These managers may establish both long and short positions in equity securities and may utilize leverage. Investments may be in both U.S. and non-U.S. companies. Although these managers tend to maintain net long market exposures, the degree to which different managers maintain net long positions will vary, and managers may also be net short from time to time. These managers utilize the cash and derivatives markets, and may utilize leverage when establishing positions. Their investments may be highly concentrated and may lack liquidity. In most cases, Sector Specific managers tend to trade positions within their portfolio actively, which results in high levels of portfolio turnover.

Short-Biased Strategies. Managers utilizing Short-Biased strategies seek to produce absolute returns from portfolios that are generally net short; however, these managers may hold long positions as well. Positions may or may not involve the use of leverage, and managers tend to have a high level of portfolio turnover and may maintain concentrated positions. Short-Biased managers attempt to capitalize from price declines in specific equity securities. Short-Biased managers primarily focus on identifying overvalued securities that have either deteriorating fundamentals or a catalyst that will result in a negative price movement for the stock. These managers seek positive returns regardless of market direction. Short-Biased managers tend to achieve better results in bearish markets.

Global Macro Category

Global Macro strategies generally focus on macro-economic opportunities across numerous markets and instruments. Investments may be either long or short in cash securities, futures contracts, derivative contracts, or options, and may be in equities, fixed income markets, currencies, or commodities (e.g., agricultural, metals, energy). This category is composed of two major Management Strategies: Discretionary Strategies; and Systematic Strategies.

Discretionary Strategies. Managers utilizing Discretionary Global Macro strategies seek to profit by capturing market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as the energy, agricultural, and metals sectors. These managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, these managers may hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the managers tend to employ leverage.

Systematic Strategies. Managers utilizing Systematic Global Macro strategies utilize proprietary models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. While subjective investment decisions occasionally can be made, such decisions tend to be the result of a heavier reliance upon models than is the case with discretionary strategies. Managers employing Systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use margin when establishing positions.

Temporary and Defensive Measures

The Fund may, from time to time, take temporary or defensive positions in cash or cash equivalents to attempt to minimize extreme volatility caused by adverse market, economic, or other conditions. However, liquidity of the Fund's investments is limited, so the Fund's ability to invest in such instruments is also limited. Any such temporary or defensive positions also could prevent the Fund from achieving its investment objective. In addition, pending the full investment of the offering proceeds in Investment Funds, the Fund may invest in these instruments.

Investment Funds Advised by the Adviser or its Affiliates

The Fund does not presently intend to invest in Investment Funds managed by the Adviser or any of its affiliates. However, it may do so in the future, subject to obtaining such exemptions from provisions of the 1940 Act as may be necessary.

Leverage

The Fund may borrow money to purchase portfolio securities, to meet repurchase requests, and for portfolio management purposes. The Fund may also borrow money to pay operating expenses, including (without limitation) investment management fees. The use of borrowings for investment purposes involves a high degree of risk. The Fund generally intends to borrow money only in limited circumstances when the Adviser believes attractive investment opportunities are available and sufficient cash or other liquid resources are not otherwise available, or where the Adviser believes it would not be prudent to sell existing portfolio holdings. It is anticipated that such borrowing by the Fund will be on a short-term basis and not substantial. No Member will have the right to require the Fund to redeem Units. If the Fund borrows to finance repurchases of its Units, interest on that borrowing will negatively affect Members who do not have all of their Units repurchased by the Fund, by increasing the Fund's expenses and reducing any net investment income.

The Fund is not permitted to borrow for any purposes if, immediately after such borrowing, it would have an asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including repurchase offers) if, immediately after doing so, it will have an asset coverage of less than 300% or 200%, as applicable. For this purpose, the asset coverage (that is, total assets including borrowings, less liabilities excluding borrowings) requirements mean that the Fund's total assets equal at least 300% or 200%, as applicable, of the total outstanding principal balance of indebtedness. The Fund also must limit its borrowings and leverage practices to the extent necessary to permit the Fund to repurchase securities pursuant to any offer by the Fund to repurchase Units, at such times and on such terms as may be determined by the Board, in its complete and absolute discretion, without causing the Fund to have an asset coverage of less than 300% or 200%, as applicable. Lenders may require the Fund to agree to more restrictive asset coverage requirements as a condition to providing credit to the Fund. The Fund may also be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the Fund's total asset level below what is required by the 1940 Act or the Fund's loan agreements. In certain cases, this may be impossible.

The Fund's willingness to borrow money, and the amount it will borrow, will depend on many factors, the most important of which are the Adviser's investment outlook, market conditions, and interest rates. Successful use of borrowing will depend on the ability of the Adviser to analyze interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed.

The Board may modify the Fund's borrowing policies, including the percentage limitations, the purposes of borrowings, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Members, and the terms of any borrowings may contain provisions that limit certain activities of the Fund.

Many Investment Fund managers use leverage in their investment activities through purchasing securities on margin and through selling securities short. Investment Fund managers may also use leverage by entering into total return swaps or other derivative contracts as well as repurchase agreements whereby the Investment Fund manager effectively borrows funds on a secured basis by "selling" portfolio securities to a financial institution for cash and agreeing to "repurchase" such securities at a specified future date for the sales price paid plus interest at a negotiated rate. Certain Investment Fund managers also trade futures, which generally involve greater leverage than other investment activities due to the low margin requirements associated with futures trading.

Futures and Options Transactions

When the Fund makes an indirect investment in an Investment Fund by investing in a structured note, swap, or other contract intended to pay a return equal to the total return of such Investment Fund, such investment by the Fund may be subject to additional regulations. Futures and related options transactions by the Fund must constitute permissible transactions pursuant to the regulations promulgated by the Commodity Futures Trading Commission ("CFTC"). The Fund intends to conduct its operations in compliance with CFTC Rule 4.5, and any related CFTC intepretations, under the Commodity Exchange Act in order to avoid regulation by the CFTC as a commodity pool. Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate cash or liquid securities in connection with its futures and related options transactions in an amount generally equal to the entire value of the underlying security.

The Fund May Change Its Investment Objective, Policies, Restrictions, Strategies, and Techniques

Except as otherwise indicated, the Fund may change its investment objective and any of its policies, restrictions, strategies, and techniques if the Board believes doing so is in the best interests of the Fund and its Members. The Fund's investment objective is not a fundamental policy and it may be changed by the Board without Member approval. Notice will be provided to Members prior to any such change.

            PRINCIPAL RISK FACTORS RELATING TO THE FUND'S STRUCTURE

All investments involve the risk of loss of capital. No guarantee or representation is made that the Fund will achieve its investment objective. The Investment Funds in which the Fund invests may purchase certain instruments or utilize certain investment techniques that carry specific risks. Accordingly, an investment in the Fund involves considerations and risk factors that prospective investors should consider before investing.

THE PAST RESULTS OF THE FUND AND THE INVESTMENT FUNDS SELECTED FOR THE FUND'S PORTFOLIO ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED. THE FUND IS NOT A COMPLETE INVESTMENT PROGRAM AND SHOULD REPRESENT ONLY A PORTION OF AN INVESTOR'S PORTFOLIO MANAGEMENT STRATEGY.

The following discussion of the principal risk factors does not purport to be an exhaustive list or a complete explanation of all of the risks involved in an investment in the Fund. An investment in the Fund should only be made after consultation with independent qualified sources of investment and tax advice.

The following are the principal risk factors that relate to the operations and structure of the Fund. The investments of the Investment Funds in which the Fund invests are also subject to special risks.

Limited Operating History

The Fund has a limited operating history. In any event, past performance is not necessarily indicative of future results, and there can be no assurance that the Fund will meet its investment objectives.

Closed-end Fund; Limited Liquidity; Units Not Listed; Repurchases of Units

The Fund is a closed-end, non-diversified, management investment company designed primarily for long-term investment, and is not intended to be a trading vehicle. You should not invest in this Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value. In order to be able to meet daily redemption requests, mutual funds are subject to more stringent liquidity requirements than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its net assets in illiquid securities. The Adviser believes that unique investment opportunities exist in the market for Investment Funds. However, these investments are often illiquid, and an open-end fund's ability to make such investments is limited. For this reason, among others, the Fund has been organized as a closed-end fund.

The Fund does not intend to list its Units for trading on any national securities exchange. There is no secondary trading market for the Units, and none is expected to develop. The Units are, therefore, not readily marketable. Because the Fund is a closed-end investment company, its Units are not redeemable at the option of Members and they are not exchangeable for interests of any other fund. Although the Board, in its complete and absolute discretion, may cause the Fund to offer to make repurchase offers for outstanding Units at their net asset value, the Units are considerably less liquid than shares of funds that trade on a stock exchange or shares of open-end investment companies. The amount that the Fund offers to repurchase during any repurchase offer is determined by the Board in its complete and absolute discretion, and such repurchase amount may be a portion of the Fund's outstanding Units. Members whose Units are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the effective date of the repurchase (i.e., the Repurchase Valuation Date). Further, repurchases of Units, if any, may be suspended or postponed in the complete and absolute discretion of the Board. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Units and the underlying investments of the Fund. Also, because the Units will not be listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Members.

Non-Diversified Status

The Fund is a "non-diversified" investment company. Thus, there are no limitations imposed by the 1940 Act on the percentage of the Fund's assets that may be invested in the securities of any one issuer. This may result in the Fund's investment portfolio being more susceptible to a single economic, political, or regulatory occurrence than would be the case if the Fund were operated as a diversified investment company. The Fund generally will not invest more than 10% of its assets (measured at the time of purchase) in the securities of a single Investment Fund.

Special Risks of Fund of Funds Structure, Including Investing in Unregistered Funds

Multiple Investment Fund Managers. The Fund employs a multi-manager strategy, and each Investment Fund trades independently of the others. There can be no assurance that the use of a multi-manager approach will not effectively result in losses by certain of the Investment Funds offsetting any profits achieved by others. Such offsetting results could result in a significant reduction in the Fund's assets, as incentive fees may be allocable to those Investment Funds that recognized profits irrespective of the offsetting losses. Various Investment Funds will from time to time compete with the others for the same positions. Conversely, opposite positions held by the Investment Funds will be economically offsetting. As long as Investment Funds hold positions that offset those held by other Investment Funds, the Fund as a whole will be unable to recognize any gain or loss on such open positions, while at the same time incurring brokerage commissions in respect of each of the offsetting positions and paying advisory fees.

Duplicative Transaction Costs. Investment decisions of the Investment Funds are made by their investment advisers independently of each other. As a result, at any particular time, one Investment Fund may be purchasing securities of an issuer whose securities are being sold by another Investment Fund. Consequently, the Fund could incur indirectly transaction costs without accomplishing any net investment result.

Investment Funds Not Registered. The Investment Funds are not registered as investment companies under the 1940 Act and, therefore, the Fund is not entitled to the protections of the 1940 Act with respect to the Investment Funds.

For example, the Investment Funds are not required to, and may not, hold custody of their assets in accordance with the requirements of the 1940 Act. As a result, bankruptcy or fraud at institutions, such as brokerage firms, banks, or administrators, into whose custody those Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Investment Funds and may, in turn, have an adverse impact on the Fund. In addition, the investment advisers to, or general partners of, the Investment Funds often will not be registered as investment advisers under the Advisers Act.

Investment Fund Securities Generally Illiquid. The securities of the Investment Funds in which the Fund invests are generally anticipated to be illiquid. Subscriptions to purchase the securities of Investment Funds are generally subject to restrictions or delays. Similarly, the Fund may not be able to dispose of Investment Fund securities that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which the Fund is unable to sell Investment Fund securities, the Fund might obtain a less favorable price than prevailed when it decided to buy or sell. Further, the Fund may need to suspend or postpone repurchase offers if it is not able to dispose of Investment Fund securities in a timely manner. Certain Investment Funds may permit withdrawals only on a semi-annual, annual, or less frequent basis or impose certain restrictions on withdrawals, such as lock-ups, gates, or suspensions of withdrawal rights under certain circumstances. Further, the Investment Funds in which the Fund invests are not subject to the disclosure and other investor protection requirements that would be applicable if their securities were registered or publicly traded.

Delayed Schedule K-1s. It is unlikely that the Fund will be able to provide final Schedule K-1s to Members for any given taxable year until after April 15 of the following year. The Fund will endeavor to provide Members with estimates of taxable income or loss allocated to their investment in the Fund on or before such date, but final Schedule K-1s may not be available until completion of the Fund's annual audit. Members therefore may be required to obtain extensions of the filing date for their income tax returns at the federal, state, and local level.

Second-Tier Fund Investments. One of the principal disadvantages and risks inherent in a fund of funds structure is the restrictions imposed on the asset allocation flexibility and risk control capability of the manager of the top-tier fund as a result of the limited liquidity of the second-tier funds in which the former invests. The Fund could be unable to withdraw its capital from Investment Funds in which it invests for some months after the Adviser has determined that the Investment Fund operating such entity has begun to deviate from its announced trading policies and strategy. Certain entities in which the Fund invests may suspend withdrawals, especially during periods of market disruption, preventing the Fund from withdrawing.

Investment Fund Manager Compensation. An Investment Fund typically provides for a performance fee or allocation to its general partner, manager, or person serving in an equivalent capacity over and above a basic asset-based advisory fee. Performance-based fees or allocations could create an incentive for a manager of an Investment Fund to choose riskier or more speculative underlying investments than would otherwise be the case.

"Soft Dollar" Payments. In selecting brokers, banks, and dealers to effect portfolio transactions, certain managers of Investment Funds may consider such factors as price, the ability of brokers, banks, and dealers to effect transactions, their facilities, reliability, and financial responsibility, as well as any products or services provided, or expenses paid, by such brokers, banks, and dealers. Products and services may include research items used by the managers of Investment Funds in making investment decisions, and expenses may include general overhead expenses of such manager. Such "soft dollar" benefits may cause a manager of an Investment Fund to execute a transaction with a specific broker, bank, or dealer even though it may not offer the lowest transaction fees.

Investment Fund Operations Not Transparent. The Adviser will not be able to control or monitor the activities of the Investment Funds on a continuous basis. An Investment Fund may use investment strategies that differ from its past practices and are not fully disclosed to the Adviser and that involve risks that are not anticipated by the Adviser. Investment Funds may have limited operating history and investment advisers of Investment Funds may have limited experience in managing assets.

Valuation of the Fund's Investments. As the market prices are not readily available for most Investment Funds in which the Fund invests, the Fund's valuation procedures provide that the fair value of the Fund's investments in Investment Funds ordinarily will be the value determined for each Investment Fund in accordance with the Investment Fund's valuation policies and provided to the Fund. Although the Adviser reviews the valuation procedures used by the investment advisers of the Investment Funds, the Adviser and the Board have little or no means of independently verifying valuations provided by such investment advisers. In calculating its net asset value, although the Fund will review other relevant factors, the Fund relies significantly on values of Investment Funds that are reported by the Investment Funds themselves. The Fund does not have information about the securities in which the Investment Funds invest or their valuation.

As a general matter, the governing instruments of the Investment Funds provide that any securities or investments that are illiquid, not traded on an exchange or in an established market, or for which no value can be readily determined, are assigned such fair value as the respective Investment Fund managers may determine in their discretion based on various factors. Such factors include, but are not limited to, dealer quotes or independent appraisals. Such valuations may not be indicative of what actual fair market value would be in an active, liquid, or established market. An Investment Fund's investment adviser may face a conflict of interest in valuing the Investment Fund's portfolio securities because their values will affect the compensation of the Investment Fund's investment adviser.

Other Accounts Advised by Investment Fund Managers. The managers of the Investment Funds may manage other accounts (including other accounts in which such managers may have an interest) which, together with accounts already being managed, could increase the level of competition for the same trades the relevant Investment Fund might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security or futures contract at a price indicated by a manager's strategy.

Litigation and Enforcement Risk. An Investment Fund's investment adviser might accumulate substantial positions in the securities of a specific company and engage in a proxy fight, become involved in litigation, or attempt to gain control of a company. Under such circumstances, an Investment Fund's investment adviser conceivably could be named as a defendant in a lawsuit or regulatory action. There have been a number of widely reported instances of violations of securities laws through the misuse of confidential information, diverting or absconding with hedge fund assets, falsely reporting hedge fund values and performance, and other violations of the securities laws. Such violations may result in substantial liabilities for damages caused to others, for the disgorgement of profits realized and for penalties. Investigations and enforcement proceedings are ongoing and it is possible that hedge funds may be charged with involvement in such violations. If that were the case, the performance records of the hedge funds would be misleading. Furthermore, if an Investment Fund has engaged in such violations, the Fund could be exposed to losses.

Possibility of Fraud and Other Misconduct. When the Fund allocates assets to an Investment Fund, the Fund does not have custody of the assets or control over their investment by the Investment Fund. An Investment Fund could divert or abscond with the assets, fail to follow agreed-upon investment strategies, provide false reports of operations, or engage in other misconduct.

Institutional Risk. Institutions, such as brokerage firms, banks, or limited partnerships, generally have custody of the Fund's assets and the assets of the Investment Funds. Often these assets are not registered in the name of the Fund or the Investment Fund. Bankruptcy or fraud at one of these institutions could impair the operational capabilities or the capital position of the Fund and/or the Investment Fund. The Fund attempts to limit any direct investment transactions to well-capitalized and established financial institutions and brokerage firms in an effort to mitigate such risks.

Sole Principal Managers. Some of the Investment Funds to which the Fund may allocate capital may be or consist of only one principal. If that individual died or became incapacitated, the Fund might sustain losses.

Multiple Levels of Fees and Expenses. Although in many cases investor access to the Investment Funds may be limited or unavailable, an investor who meets the conditions imposed by an Investment Fund may be able to invest directly with the Investment Fund. By investing in Investment Funds indirectly through the Fund, the investor bears the Investment Management Fee at the Fund level, in addition to any asset-based management and performance-based fees and allocations at the Investment Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including operating costs, distribution expenses, brokerage transaction expenses, and administrative fees) and, indirectly, similar expenses of the Investment Funds. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in another closed-end fund with a different investment focus.

Each Investment Fund generally is subject to a performance-based fee or allocation, irrespective of the performance of other Investment Funds and the Fund generally. Accordingly, an investment adviser to an Investment Fund with positive performance may receive performance-based compensation from the Investment Fund, and thus indirectly from the Fund and its Members, even if the Fund's overall performance is negative. Generally, fees payable to investment advisers of the Investment Funds will range from 1% to 3% (annualized) of the average net asset value of the Fund's investment, and incentive allocations or fees generally range from 10% to 25% of an Investment Fund's net profits. The performance-based compensation received by an investment adviser of an Investment Fund also may create an incentive for that investment adviser to make investments that are riskier or more speculative than those that it might have made in the absence of the performance-based fee or allocation. That compensation may be based on calculations of realized and unrealized gains made by the investment adviser without independent oversight.

Turnover. The Fund's activities involve investment in the Investment Funds, which may invest on the basis of short-term market considerations. The turnover rate within the Investment Funds may be significant, potentially involving substantial brokerage commissions and fees. The Fund has no control over this turnover. As a result of this turnover, it is anticipated that the Fund's income and gains, if any, will be primarily derived from ordinary income and short-term capital gains. In addition, the withdrawal of the Fund from an Investment Fund could involve expenses to the Fund under the terms of the Fund's investment.

Changes in Investment Funds and Allocations. The Adviser may from time to time select new or replacement Investment Funds and change the percentage of Fund assets allocated to each Investment Fund. These changes will be made in the Adviser's sole discretion, subject to the Investment Funds' liquidity constraints. The Fund's success depends to a great extent on the Adviser's ability to identify and allocate assets successfully among Investment Funds.

Other Trading Strategies. Certain of the Investment Funds may employ strategies for which no specific "risk factors" are provided. Nevertheless, such strategies should be considered to be speculative, volatile, and, in general, no less risky than other strategies more fully described herein.

Inability to Vote or Exercise Control. The Fund may elect to hold non-voting securities in Investment Funds or waive the right to vote in respect of an Investment Fund. In such cases, the Fund will not be able to vote on matters that require the approval of the interestholders of the Investment Fund, including matters adverse to the Fund's interests. The Fund does not intend to acquire a sufficient percentage of the economic interests in any Investment Fund to cause the Fund to control the Investment Fund. Applicable securities and banking rules and interpretations may limit the percentage of voting or non-voting securities of any Investment Fund that may be held by the Fund.

Inability to Invest in Investment Funds. In the event that the Fund is able to make investments in Investment Funds only at certain times, the Fund may invest any portion of its assets that is not invested in Investment Funds, in money market securities, or other liquid assets pending investment in Investment Funds. During this time that the Fund's assets are not invested in Investment Funds, that portion of the Fund's assets will not be used to pursue the Fund's investment objective.

Indemnification of Advisers. The Investment Funds may agree to indemnify certain of their investment advisers from any liability, damage, cost, or expense arising out of, among other things, certain acts or omissions. The investment advisers of the Investment Funds often have broad limitations on liability and indemnification rights.

Indirect Investment in Investment Funds. Any transaction by which the Fund indirectly gains exposure to an Investment Fund by the purchase of a structured note, swap, or other contract is subject to special risks. The value of such instruments depends largely upon price movements in the underlying Investment Funds to which such instruments are linked. Therefore, many of the risks applicable to the underlying asset (i.e., the Investment Funds themselves) are also applicable to such instruments. The Fund's use of such instruments can result in volatility, and each type of instrument is subject to special risks. See "Principal Risk Factors, Types of Investments, and Investment Strategies of the Investment Funds -- Special Investment Instruments and Techniques, Including

Derivative Instruments." Indirect investments will generally be subject to transaction and other fees, which will reduce the value of the Fund's investment. There can be no assurance that the Fund's indirect investment in an Investment Fund will have the same or similar results as a direct investment in the Investment Fund, and the Fund's value may decrease as a result of such indirect investment. Also, the Fund's indirect investment in an Investment Fund carries with it the credit risk associated with the counterparty.

Investments in Foreign Markets. Certain of the Investment Funds may be organized outside of the United States. In addition, investments by the Investment Funds in foreign financial markets, including markets in developing countries, present political, regulatory, and economic risks that are significant and that may differ in kind and degree from risks presented by investments in the United States and pose a range of potential risks that could include, depending upon the country involved, expropriation, confiscatory taxation, political or social instability, illiquidity, price volatility, and market manipulation. In addition, less information may be available regarding non-U.S. issuers, and non-U.S. companies may not be subject to accounting, auditing, and financial reporting standards and requirements comparable to or as uniform as those of U.S. companies. Further, non-U.S. securities may not be as liquid as U.S. markets. Transaction costs of investing outside the U.S. are generally higher than in the U.S. Higher costs could result because of the cost of converting a non-U.S. currency to dollars, the payment of fixed brokerage commissions on some non-U.S. exchanges, and the imposition of transfer taxes or transaction charges by non-U.S. exchanges. There is generally less government supervision and regulation of exchanges, brokers, and issuers outside the U.S. than there is in the U.S., and there is greater difficulty in taking appropriate legal action in non-U.S. courts. Non-U.S. markets also have different clearance and settlement procedures which in some markets have at times failed to keep pace with the volume of transactions, thereby creating substantial delays and settlement failures that could adversely affect the Fund's performance.

Additional Government or Market Regulation. Market disruptions and the dramatic increase in the capital allocated to alternative asset management during recent years have led to increased governmental as well as self-regulatory organization scrutiny of the "hedge fund" industry in general. The SEC recently adopted regulations requiring substantially all "hedge fund" managers (including those operating in the same or substantially similar manner as the Adviser and most managers of the Investment Funds) to register with the SEC by February 2006 as "investment advisers" under the Advisers Act. The Adviser is already registered as an investment adviser under the Advisers Act. The recently adopted regulations grant an exemption from registration pursuant to which a "hedge fund" manager may avoid registration in situations where it "locks up" (for a period of at least two years) any capital contributed by investors on or after that date. It is not possible to predict the degree to which Investment Fund managers will seek to take advantage of this exemption from registration, nor is it possible to predict the overall effect on the liquidity of the Fund's portfolio if the Investment Fund managers seek to take advantage of this exemption. In addition, certain legislation proposing greater regulation of the industry is periodically considered by Congress, as well as by the governing bodies of non-U.S. jurisdictions. It is impossible to predict what, if any, changes in the regulations applicable to the Fund, the Adviser, the Investment Funds, the Investment Fund managers, the markets in which they trade and invest, or the counterparties with which they do business may be instituted in the future. Any such regulation could have a material adverse impact on the profit potential of the Fund, as well as require increased transparency as to the identity of Members.

Borrowing

To the extent that the Fund borrows money, the value of its net assets will tend to increase or decrease at a greater rate than if no borrowing occurred due to the resultant leverage. If the Fund's investments decline in value, your loss will be magnified if the Fund has borrowed money to make its investments. It is anticipated that such borrowing by the Fund will be on a short-term basis and not substantial.

If the Fund does not generate sufficient cash flow from operations, it may not be able to repay borrowings within one year of incurring them, or it may be forced to sell investments at disadvantageous times in order to repay borrowings. The Fund's performance may be adversely affected if it is not able to repay borrowings (because of the continued interest expense) or if it is forced to sell investments at disadvantageous times in order to repay borrowings. If the Fund is forced to sell investments to repay borrowings (including borrowings incurred to finance the repurchase of Units) the Fund's portfolio turnover rate will increase.

The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Members, and the terms of any borrowings may contain provisions that limit certain activities of the Fund, including distributions (if any) to Members. Interest payments and fees incurred in connection with borrowings will increase the Fund's expense ratio and will reduce any income the Fund otherwise has available for distributions. The Fund's obligation to make interest or principal payments on borrowings may prevent the Fund from taking advantage of attractive investment opportunities.

Distributions to Members and Payment of Tax Liability

The Fund does not intend to make periodic distributions of its net income or gains, if any, to Members. Whether or not distributions are made, Members will be required each year to pay applicable federal and state income taxes on their respective share of the Fund's taxable income, and will have to pay applicable taxes from other sources. The amount and times of any distributions will be determined in the sole discretion of the Board. It is expected that the Fund's income and gains, if any, will be primarily derived from ordinary income and short-term capital gains. With respect to the Fund's investments in Investment Funds, the Fund's income (or loss) from these investments may constitute UBTI.

Members should be prepared to request extensions of time to file their personal income tax returns. Members should consult with their tax adviser concerning the impact of such delayed reporting.

               PRINCIPAL RISK FACTORS, TYPES OF INVESTMENTS, AND
                 INVESTMENT STRATEGIES OF THE INVESTMENT FUNDS

General

This section discusses the types of investments generally made by the Investment Funds in which the Fund invests and the related risk factors with respect to such investments. It is possible that an Investment Fund will make an investment that is not described below, which would be subject to its own particular risks. Unless expressly stated otherwise herein, an investor's determination to invest in the Fund should not be based on a belief that the Investment Funds will not make a certain type of investment. The impact of a particular risk in an Investment Fund will, in turn, have a corresponding impact on the Fund.

The Fund's investment program entails substantial risks. You should expect the value of the Fund's net assets to fluctuate. Due to the types of investments and investment strategies to be used by the Investment Funds, fluctuations in the net asset value of the Fund may be more volatile than is typical for traditional mutual funds. There can be no assurance that the Fund's or the Investment Funds' investment objectives will be achieved or that their investment programs will be successful. In particular, each Investment Fund's use of leverage, short sales, and derivative transactions, and limited diversification can, in certain circumstances, cause the value of an Investment Fund's portfolio to appreciate or depreciate at a greater rate than if such techniques were not used, which, in turn, could result in significant losses to the Fund.

All securities investments are subject to the risk of loss of capital. The value of the Fund's net assets will fluctuate based on the fluctuation in the value of the Investment Funds in which the Fund invests. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry or market sector, the risk of the Fund's investment in that Investment Fund is increased.

The investment environment in which the Investment Funds invest may be influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity, and technological and regulatory change. You should consider the Fund as a supplement to an overall investment program and should invest only if you are willing to undertake the risks involved. You may experience a significant decline in the value of your investment and could lose money. You should consider the Fund a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.

Equity Securities

Investment Funds' portfolios may include long and short positions in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers. Investment Funds also may invest directly in foreign securities or in depositary receipts relating to foreign securities. (See "Foreign Securities" and "Principal Risk Factors Relating to the Fund's Structure -- Investments in Foreign Markets.") Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities.

Investment Funds may invest in equity securities without restriction as to the market capitalization of issuers, including securities of companies with market capitalizations that are small compared to other publicly traded companies (including micro-cap companies). Smaller companies may have limited product lines, markets, or financial resources or may depend on a small inexperienced management group. Securities of small companies may trade less frequently and in lesser volume than more widely held securities, and their values may fluctuate more abruptly or erratically than securities of larger companies. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. These securities may therefore be more vulnerable to adverse market developments than securities of larger companies. Also, there may be less publicly available information about smaller companies or less market interest in their securities as compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of a company's earnings potential or assets.

Fixed Income Securities

Investment Funds may invest in fixed income securities. Investment in these securities may offer opportunities for income and capital appreciation, and may also be used for temporary defensive purposes and to maintain liquidity.

Fixed income securities are obligations of the issuer to make payments of principal and/or interest on future dates, and include, among other securities: bonds, notes, and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable, or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity (i.e., market risk).

Foreign Securities

Investment Funds may invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Investing in foreign securities involves special risks and considerations not typically associated with investing in U.S. securities. Foreign securities in which the Investment Funds may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Foreign securities markets generally are not as developed or efficient or as strictly regulated as securities markets in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are lower than in the United States, and at times, volatility of prices can be greater than in the United States. Investment Funds will be subject to risks of possible adverse political and economic developments, seizure or nationalization of foreign deposits, or adoption of governmental restrictions that might adversely affect or restrict the payment of principal and interest on foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Since foreign securities often are purchased with and payable in currencies of foreign countries, their value may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

To the extent that Investment Funds invest in emerging market countries, the political, regulatory, and economic risks inherent in such investments are significant and may differ in kind and degree from the risks presented by investments in major securities markets in developed countries. Additional risks of emerging markets countries may include: greater social, economic, and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of certain currency hedging techniques; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems.

Investment income received by an Investment Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle the Investment Fund to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to determine the effective rate of foreign tax in advance since the amounts of the Investment Fund's assets to be invested within various countries is not known.

Foreign Currency Transactions

The Investment Funds may engage in foreign currency transactions for a variety of purposes, including to "lock in" the U.S. dollar price of the security, between trade and settlement date, the value of a security an Investment Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Fund already owns. The Investment Funds may also engage in foreign currency transactions for non-hedging purposes to generate returns.

Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. Foreign currency transactions may involve an Investment Fund agreeing to exchange an amount of a currency it does not currently own for another currency at a future date. An Investment Fund would typically engage in such a transaction in anticipation of a decline in the value of the currency it sells relative to the currency that the Investment Fund has contracted to receive in the exchange. An investment adviser's success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Concentration of Investments; Non-Diversified Portfolios

Investment Funds may target or concentrate their investments in particular markets, sectors, or industries. Investment Funds also may be considered to be non-diversified and invest without limit in a single issuer. As a result of any such concentration of investments or non-diversified portfolios, the portfolios of such Investment Funds are subject to greater volatility than if they had non-concentrated and diversified portfolios. Those Investment Funds that concentrate in a specific industry or target a specific sector will also be subject to the risks of that industry or sector, which may include, but not be limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry, and sensitivity to overall market swings.

Leverage

Some or all of the Investment Funds may borrow money from brokers and banks for investment purposes. This practice, which is known as engaging in "leverage" or making purchases on "margin," is speculative and involves certain risks.

Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers, and other financial institutions.

Although leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if an Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of changes in the value of the Fund's investment in the Investment Fund. In the event that an Investment Fund's equity or debt instruments decline in value, the Investment Fund could be subject to a "margin call" or "collateral call," pursuant to which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund's net assets, the Investment Fund's investment adviser might not be able to liquidate assets quickly enough to pay off the Investment Fund's borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit, either of which requirements would increase the cost of borrowing over the stated interest rate.

Investment Funds may not be subject to the same or similar asset coverage requirements that the 1940 Act imposes in connection with borrowing. Therefore, Investment Funds may be able to achieve greater levels of indebtedness and, consequently, greater risk due to leveraging or high interest payments, than would be permitted for a registered investment company.

In order to obtain "leveraged" market exposure in certain investments and to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that do not constitute "indebtedness" for purposes of any applicable or self-imposed asset coverage requirement. These instruments may nevertheless involve significant economic leverage and therefore may, in some cases, involve significant risks of loss.

Short Sales

Some or all of the Investment Funds may attempt to limit their exposure to a possible market decline in the value of their portfolio securities through short sales of securities that the Investment Funds believe possess volatility characteristics similar to those being hedged. In addition, the Investment Funds may use short sales for non-hedging purposes to pursue their investment objectives. For example, an Investment Fund may "short" a security of a company if, in its investment adviser's view, the security is over-valued in relation to the issuer's prospects for earnings growth.

A short sale involves the sale of a security that is borrowed from a broker or other institution to complete the sale. Short sales expose an Investment Fund to the risk that it will be required to acquire, convert, or exchange securities to replace the borrowed securities (also known as "covering" the short position) at a time when the securities sold short have appreciated in value, thus resulting in a loss to an Investment Fund. The risk of loss on a short sale is theoretically unlimited.

Reverse Repurchase Agreements

Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund's investment portfolio.

Money Market and Other Liquid Instruments

Investment Funds may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as their investment advisers deem appropriate under the circumstances. Pending allocation of the offering proceeds and thereafter, from time to time, the Fund also may invest in these instruments. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit, and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Purchasing Initial Public Offerings

Investment Funds may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. Such volatility can affect the value of the Fund's investment in Investment Funds that invest in such shares. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without having an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving them.

Special Investment Instruments and Techniques, Including Derivative Instruments

Investment Funds may utilize a variety of special investment instruments and techniques (described below) to hedge their portfolios against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue their investment objectives. These strategies may be executed through transactions in derivative instruments ("Derivatives"), as well as forward contracts, swap agreements, and when-issued and forward commitment securities. The instruments the Investment Funds may use and the particular manner in which they may be used can be expected to change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that the Investment Funds may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Some or all of the Investment Funds may invest in, or enter into transactions involving Derivatives. These are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index, or interest rate. Examples of Derivatives include, but are not limited to, options contracts, futures contracts, and options on futures contracts. A futures contract is an exchange-traded agreement between two parties, a buyer and a seller, to exchange a particular commodity or financial instrument at a specific price on a specific date in the future. An option transaction generally involves a right, which may or may not be exercised, to buy or sell a commodity or financial instrument at a particular price on a specified future date. A description of these and other Derivatives that the Investment Funds may use is provided in the Fund's SAI.

An Investment Fund's use of Derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in securities or more traditional investments, depending upon the characteristics of the particular Derivative and the Investment Fund's portfolio as a whole. Derivatives permit an Investment Fund to increase or decrease the level of risk of its portfolio, or change the character of the risk to which its portfolio is exposed, in much the same way as the Investment Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on an Investment Fund's performance. If an Investment Fund invests in Derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Investment Fund's return or result in a loss. An Investment Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if an Investment Fund is unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid, and unpredictable changes in the prices for Derivatives.

Engaging in these transactions involves risk of loss to the Investment Funds that could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Investment Funds to substantial losses.

Successful use of futures also is subject to the ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Forward Contracts

An Investment Fund may enter into a forward contract, which is a purchase or sale of a specific quantity of a commodity, government security, foreign currency or other financial instrument at the current or spot price, with delivery and settlement at a specified future date. Because it is a completed contract, a purchase forward contract can be a cover for the sale of a futures contract.

An Investment Fund may enter into forward contracts for hedging purposes and non-hedging purposes (i.e., to increase returns) to pursue its investment objective. Forward contracts are transactions involving an Investment Fund's obligation to purchase or sell a specific instrument at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an investment adviser of an Investment Fund anticipates purchasing or selling a foreign security. This technique would allow the Investment Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund's existing holdings of foreign securities. There may be, however, imperfect correlation between an Investment Fund's foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may also be used for non-hedging purposes to pursue an Investment Fund's investment objective, such as when an Investment Fund's investment adviser anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund's investment portfolio. There is no general requirement that the Investment Funds hedge all or any portion of their exposure to foreign currency risks.

Swap Agreements

Some or all of the Investment Funds may enter into equity, interest rate, index, currency rate, and total return swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.

Most swap agreements entered into by an Investment Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, an Investment Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that an Investment Fund is contractually obligated to make. If the other party to a swap defaults, an Investment Fund's risk of loss consists of the net amount of payments that the Investment Fund contractually is entitled to receive.

When-Issued and Forward Commitment Securities

Some or all of the Investment Funds may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices or for speculative purposes. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund may incur a loss.

Lending Portfolio Securities

Some or all of the Investment Funds may lend securities from their portfolios to brokers, dealers, and other financial institutions needing to borrow securities to complete certain transactions. The lending portfolio continues to be entitled to payments of amounts equal to the interest, dividends, or other distributions payable on the loaned securities which affords it an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Investment Funds may not be subject to the same borrowing limitations that apply to registered investment companies. An Investment Fund might experience loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

Restricted and Illiquid Investments

Investment Funds may acquire securities through private placements, which may have contractual restrictions on their resale, preventing their disposition by the Fund at any time when such sale would be desirable. Investment Funds may also acquire securities for which no liquid market exists. The market prices, if any, of such investments tend to be more volatile, and it may be impossible to sell such investments when desired or to realize their fair value in the event of a sale. Moreover, securities in which Investment Funds may invest include those that are not listed on a stock exchange or traded on an over-the-counter market. As a result of the absence of a public trading market for these securities, they may be less liquid than publicly traded securities. There may be substantial delays in attempting to sell non-publicly traded securities. Although these securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid. Further, companies whose securities are not registered or publicly traded are not subject to the disclosure and other investor protection requirements which would be applicable if their securities were registered or publicly traded.

Where registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, the Investment Fund might obtain a less favorable price than prevailed when it decided to sell. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

Investment Funds' Investment Strategies

Many of the Investment Funds in which the Fund invests will seek, among other things, to utilize specialized investment strategies, follow allocation methodologies, apply investment models or assumptions, achieve a certain level of performance relative to specified benchmarks, and enter into hedging and other strategies intended, among other things, to affect the Investment Funds' performance, risk levels, and/or market correlation. There can be no assurance that any Investment Fund will have success in achieving any goal related to such practices. The Investment Funds may be unable or may choose in their judgment not to achieve such goals.

Limits on Hedged Strategies

While certain Investment Funds may use "market neutral" or "relative value" hedging or arbitrage strategies, this in no respect should be taken to imply that the Fund's investments with such Investment Funds are without risk. Substantial losses may be recognized on "hedge" or "arbitrage" positions, and illiquidity and default on one side of a position can effectively result in the position being transformed into an outright speculation. Every market neutral or relative value strategy involves exposure to some second order risk of the market, such as the implied Volatility in convertible bonds or warrants, the yield spread between similar term government bonds, or the price spread between different classes of stock for the same underlying firm. Further, many "market neutral" Investment Funds employ limited directional strategies that expose such Investment Funds to certain market risks.

Reliance on Corporate Management and Financial Reporting

Certain of the strategies implemented by the Investment Funds rely on the financial information made available by the issuers in which the Investment Funds place assets. Neither the Adviser nor the managers of the Investment Funds have the ability to independently verify the financial information disseminated by these issuers and are dependent upon the integrity of both the management of these issuers and the financial reporting process in general. Recent events have demonstrated the material losses which investors such as the Fund can incur as a result of corporate mismanagement, fraud, and accounting irregularities.

Legal, Tax, and Regulatory Risks

Legal, tax, and regulatory changes affecting the Investment Funds could occur during the term of the Fund which may materially adversely affect the Fund. For example, the regulatory and tax environment for derivative instruments in which an Investment Fund may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Investment Fund, the ability of the Investment Fund to pursue its trading strategies, and consequently the Fund's performance. Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or hedge funds may materially adversely affect the ability of the Fund to pursue its investment objective or strategies.

Limits of Risk Disclosure

The above discussions and the discussions in the Fund's SAI on various risks associated with the Fund, the Units, and the Investment Funds are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus, the Fund's SAI, and the Operating Agreement and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund's investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

                             INVESTOR SUITABILITY

An investment in the Fund involves a considerable amount of risk. It is possible that you may lose some or all of your money. Before making an investment decision, you should consider, among other things: (i) the suitability of the investment with respect to your investment objectives and personal situation; and (ii) other factors including your personal net worth, income, age, risk tolerance, tax situation, and liquidity needs. An investment in the Fund is unlikely to be suitable for charitable remainder trusts and may also be unsuitable for other tax-exempt organizations. See "Taxes -- Investment By Qualified Retirement Plans and Other Tax-Exempt Investors" and "ERISA Considerations." You should invest in the Fund only money that you can afford to lose, and you should not invest in the Fund money to which you will need access in the short term or on a frequent basis. In addition, you should be aware of how the Fund's investment strategies fit into your overall investment portfolio because the Fund is not designed to be, by itself, a well-balanced investment for a particular investor.

                            MANAGEMENT OF THE FUND

The Board

The Board of the Fund has overall responsibility to manage and control the business operations of the Fund on behalf of the Members. At least a majority of the Board are and will be persons who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act ("Independent Directors"). See "Directors and Officers" in the Fund's SAI for identities of the Directors and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding election of the Board and Board membership.

The Adviser

Under the supervision of the Board and pursuant to the Investment Management Agreement, DBIM, a registered investment adviser with headquarters at 25 DeForest Avenue, Summit, New Jersey 07901, provides investment supervisory and administrative services to the Fund, including serving as investment adviser for the Fund. As the Fund's investment adviser, DBIM makes the Fund's investment decisions. DBIM buys and sells securities for the Fund and conducts the research that leads to the purchase and sale decisions. As necessary, DBIM is also responsible for selecting brokers and dealers and for negotiating brokerage commissions and dealer charges or other transaction costs.

DBIM is an indirect, wholly owned subsidiary of Deutsche Bank, an international commercial and investment banking group. Deutsche Bank is a major global banking institution that is engaged in a wide range of financial services activities, including investment management, mutual funds, retail, private, and commercial banking, investment banking, and insurance.

DB Absolute Return Strategies is the marketing name for the absolute return strategies activities of Deutsche Bank AG and certain of its subsidiaries, including DBIM, Deutsche Asset Management, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Deutsche Asset Management Investmentgesellschaft mbH Frankfurt am Main, Deutsche Asset Management (Australia) Limited, and Deutsche Asset Management Limited. DBIM serves as investment adviser to the Fund and other institutional and privately managed accounts. As of April 30, 2005, DB Absolute Return Strategies (including DBIM) had total assets of approximately US $8.2 billion under management. As of December 31, 2004, Deutsche Bank had total assets of approximately U.S. $730 billion under management.

DBIM and its affiliates serve as investment adviser to other registered and/or private investment funds that utilize investment programs similar to that of the Fund, and DBIM and/or its affiliates may in the future serve as an investment adviser or general partner of other registered and/or private investment companies with similar investment programs.

Subject to the general supervision of the Board and in accordance with the investment objective, policies, and restrictions of the Fund, DBIM provides the Fund with ongoing investment guidance, policy direction, and monitoring of the Fund pursuant to the Investment Management Agreement. The Investment Management Agreement may be terminated by the Board, by a majority vote of the Members, or by the Adviser.

Portfolio Manager

The DB Absolute Return Strategies Fund of Funds team ("DB ARS-FOF") is primarily responsible for the investment management of the Fund with respect to the Adviser. The DB ARS-FOF team is comprised of a group of dedicated analysts with primary responsibility for performing due diligence and analysis on Investment Fund investments and for the portfolio management of the Fund. A senior analyst is responsible for the day-to-day investment management of the Fund and is supported by a back-up analyst. Mr. Steven L. Bossi, who had been Deputy Head of the DB ARS-FOF team and a portfolio manager thereon, has been promoted to Global Head of Fund-of-Funds for DB Absolute Return Strategies and is primarily responsible for the management of the DB ARS-FOF team and the investment management and development of the Adviser's multi-manager hedge fund products. Mr. Bossi also manages a DB Absolute Return Strategies multi-strategy fund of funds and is lead analyst for several relative value and event driven strategies. Mr. Bossi joined the Adviser in 2001 after nine years of experience as president and chief operating officer of AI International Corporation, an investment advisory firm, where he actively managed global investments in traditional and alternative markets, including equity, fixed income, emerging markets, distressed securities, merger arbitrage, convertible arbitrage, and private equity securities. Prior to that, Mr. Bossi was a fixed income portfolio manager at Aetna Life & Casualty. Mr. Bossi received a B.S. from the University of Connecticut and an M.B.A. from the University of Chicago.

The Fund's SAI provides additional information about the portfolio managers' investments in the Fund, a description of their compensation structure, and information regarding other accounts they manage.

The Administrator and the Sub-Administrator

DBIM, which serves as the Adviser, also has responsibility for providing administrative services and assisting the Fund with operational needs pursuant to an administration agreement between DBIM and the Fund (the "Administration Agreement"). Under the Administration Agreement, DBIM has agreed to provide the following services, among others: conducting the corporate business and affairs of the Fund; supervising and managing the Fund's operations other than portfolio management and distribution; providing the Fund with executive, administrative, accounting, clerical, and bookkeeping services; providing office space and equipment to the Fund; monitoring and reviewing the Fund's contracted services and expenditures; providing services for the maintenance of Member records; providing the Fund with, or obtaining for it, appropriate transfer agency services, services related to the payment of distributions, and fund accounting services; preparing reports and regulatory filings; supervising regulatory compliance matters; and providing reports to the Board.

In accordance with the terms of the Administration Agreement and with the approval of the Fund's Board, DBIM has engaged PFPC, whose principal business address is 400 Bellevue Parkway, Wilmington, Delaware 19809, to serve as the Fund's sub-administrator pursuant to a sub-administration agreement between PFPC and DBIM ("Sub-Administration Agreement"). Under the Sub-Administration Agreement, PFPC provides the following administrative, accounting, and investor services, among others: journalizing investment, capital, and income and expense activities; maintaining individual ledgers for investment securities; reconciling cash and investment balances of the Fund with the Fund's custodian and providing information about available cash balances; calculating contractual expenses; preparing financial statements; monitoring expense accruals; calculating capital gains and losses; determining net investment income; assisting with portfolio management reports; assisting with net asset valuation; and preparing regulatory filings. PFPC is compensated for its services under the Sub-Administration Agreement by DBIM, not the Fund.

PFPC also serves as the Fund's transfer and distribution disbursing agent pursuant to an investor services agreement ("Investor Services Agreement") with the Fund, and has agreed to provide the following services, among others: maintaining the register of Members and entering on such register all issues, transfers, and repurchases of Units; calculating repurchase prices; allocating income, expenses, gains, and losses to Members' Capital Accounts; preparing and mailing tax forms; preparing and distributing interim tax reports; mailing prospectuses; processing payments; and confirming account activity. The Fund compensates PFPC for its services under the Investor Services Agreement.

PFPC is an affiliate of PFPC Trust Company, the Fund's custodian.

DBIM also has retained Investment Company Capital Corporation ("ICCC"), an affiliate of DBIM, to provide board-related sub-administration services pursuant to a services agreement. Under this agreement, ICCC among other things: drafts board meeting agendas and resolutions; prepares and mails board materials; communicates with the Directors; and attends board meetings and drafts board meeting minutes.

The Custodian

PFPC Trust Company (the "Custodian"), whose principal business address is 8800 Tinicum Boulevard, 3rd Floor, Philadelphia, Pennsylvania 19153, serves as the custodian of the Fund's assets pursuant to a custodian services agreement with the Fund, under which the Custodian, among other things: opens and maintains separate accounts in the Fund's name; makes cash payments from the accounts for purposes set forth in the agreement; holds securities in accounts; releases and delivers or exchanges securities owned by the Fund as set forth in the agreement; collects and receives for the account of the Fund all income, property, and similar items; settles purchased securities upon receipt; and furnishes to the Fund periodic and special reports, statements, and other information. The Custodian is an affiliate of PFPC, the Fund's sub-administrator and transfer and distribution disbursing agent.

                               FEES AND EXPENSES

Investment Management Fee

The Fund pays the Adviser an Investment Management Fee at an annual rate of 1.95% of the Fund's month-end net assets, including assets attributable to the Adviser (or its affiliates) and before giving effect to any repurchases by the Fund of Units. The Investment Management Fee accrues monthly and is payable at the end of each quarter. The Investment Management Fee is an expense payable out of the Fund's assets, and will be reflected in each Member's Capital Account (including Capital Accounts of the Adviser and its affiliates, if any). Net assets means the total value of all assets under management of the Fund, less all accrued debts, liabilities, and obligations of the Fund, calculated before giving effect to any repurchase of Units on the date of calculation.

Administrative Fee

In consideration for the administrative services provided by DBIM to the Fund, the Fund pays DBIM a fee, in DBIM's capacity as administrator, at the annual rate of 0.50% of the Fund's month-end net assets, including assets attributable to DBIM (or its affiliates) and before giving effect to any repurchases by the Fund of Units (the "Administration Fee").

PFPC is compensated for its services under the Sub-Administration Agreement by DBIM, not the Fund.

ICCC is compensated for its services by DBIM, not the Fund.

Distribution Expenses

Pursuant to the Underwriting Agreement, the Distributor bears all of its expenses of providing distribution services as described under that agreement. The Fund will assume and pay all charges and expenses of its operations not specifically assumed or otherwise to be provided by the Distributor under the Underwriting Agreement. The Fund will pay (or will enter into arrangements providing that others will pay), among other things: (i) all fees and expenses in connection with the registration of the Fund and the Units under the United States securities laws and the registration and qualification of Units for sale in the various jurisdictions in which the Fund determines it advisable to qualify such units for sale; and (ii) the cost of preparing and printing of sufficient copies of the Fund's prospectus, SAI, and any other sales material (and any supplements or amendments thereto).

The Distributor may enter into related selling group agreements with various broker-dealers, including affiliates of the Distributor, that provide distribution services to investors. The Distributor also may provide distribution services. The Distributor may reallow to broker-dealers participating in the offering up to the full applicable sales charge of 3.5%. The Distributor, the Adviser, or their affiliates also may pay from their own resources additional compensation to brokers and dealers in connection with the sale and distribution of the Units or servicing of investors. For the fiscal year ended March 31, 2005, the Adviser paid such compensation out of its own resources amounting in the aggregate to $288,573.

Other Expenses

The Fund pays all of the Fund's expenses other than those that the Adviser or an affiliate of the Adviser assumes, including, without limitation: offering expenses associated with each offering; research expenses; data processing costs and expenses; quotation and news services; legal and recording fees and expenses; professional fees (including, without limitation, expenses of consultants and experts) relating to investments; accounting, auditing, administration, infrastructure, risk monitoring, and tax preparation expenses; custodial expenses; taxes; insurance;

printing and mailing expenses; costs and expenses related to exchange listings; all investment expenses (i.e., expenses which the Board or the Adviser reasonably determines to be directly related to the investment of the Fund's assets, such as brokerage commissions, clearing and settlement charges, bank service fees, spreads, interest expenses, borrowing charges, and short dividends, and other investment expenses); pro rata costs and expenses of the Investment Funds including management fees to managers of Investment Funds (generally ranging from 1% to 3% of assets under management) and performance fees or allocations to such managers (generally ranging from 10% to 25% of net profits); costs and expenses of entering into and utilizing credit facilities; the Administrator's fees and expenses; and any extraordinary expenses (such as litigation and indemnification of the Directors). Included in the investment expenses borne by the Fund are the reasonable out-of-pocket expenses of the Adviser, for example, travel expenses related to due diligence investigations of existing and prospective Investment Funds. The Adviser and the Administrator each bear the costs of providing their respective services to the Fund, including their general overhead, salary, and office expenses. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

The Investment Funds will bear various fees and expenses in connection with their operations. These fees and expenses are similar to those incurred by the Fund. The Investment Funds will pay asset-based fees to their investment advisers and generally may pay performance-based fees or allocations to the investment advisers, which effectively reduce the investment returns of the Investment Funds. These expenses, fees, and allocations are in addition to those incurred by the Fund itself. As an investor in the Investment Funds, the Fund will bear a portion of the expenses and fees of the Investment Funds. Generally, fees payable to investment advisers of the Investment Funds generally range from 1% to 3% (annualized) of the average net asset value of the Fund's investment, and incentive allocations or fees generally range from 10% to 25% of an Investment Fund's net profits or performance.

Expense Limitation Agreement


Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive its fees and/or reimburse the Fund's expenses to the extent necessary to ensure that the Fund's annualized expenses will not exceed 2.20%. The current term of the Expense Limitation Agreement ended on September 3, 2005. The Adviser has agreed to renew the Expense Limitation Agreement for a fourth one-year term ending on September 3, 2006. Thereafter, the Expense Limitation Agreement will automatically renew for one-year terms unless (i) the Adviser provides written notice to the Fund of the termination of the Expense Limitation Agreement at least thirty days prior to the end of the then-current term, (ii) the Fund, without payment of any penalty, provides written notice to the Adviser of the termination of the Expense Limitation Agreement at least thirty days prior to the end of the then-current term, or
(iii) the Investment Management Agreement terminates.


                            PORTFOLIO TRANSACTIONS

The Fund

It is the policy of the Fund to obtain the best results in connection with effecting its portfolio transactions taking into account certain factors as set forth below. In most instances, the Fund purchases securities directly from an Investment Fund, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions may be subject to expenses.

The Fund contemplates that, consistent with the policy of obtaining the best net result, any brokerage transactions of the Fund may be conducted through affiliates of the Adviser. The Board has adopted procedures in conformity with
Section 17(e) of the 1940 Act to ensure that all brokerage commissions paid to affiliates are fair and reasonable. As discussed below, the Investment Funds may also conduct brokerage transactions through affiliates of the Adviser. Transactions for the Fund will not be effected on a principal basis with the Adviser, the Distributor, any of their affiliates, or other affiliates of the Fund (unless, and in the manner, permitted under the 1940 Act). However, such entities may effect brokerage transactions for the Fund. These transactions would be effected in accordance with procedures adopted by the Fund pursuant to Section 17(e) of the 1940 Act and rules and regulations promulgated thereunder. Among other things, Section 17(e) and those procedures provide that, when acting as broker for the Fund in connection with the sale of securities to or by the Fund, the Adviser, the Distributor, or their affiliates may receive compensation not exceeding: (i) the usual and customary broker's commission for transactions effected on a national securities exchange; (ii) 2% of the sales price for secondary distributions of securities; and (iii) 1% of the sales price for other purchases or sales. Brokerage transactions effected by the Investment Funds with the Adviser, the Distributor, or any of their affiliates will not be subject to the limitations imposed by Section 17(e) of the 1940 Act.

The Fund bears any commissions or spreads in connection with its portfolio transactions. In placing orders, it is the policy of the Fund to obtain the best results taking into account the broker-dealer's general execution and operational facilities, the type of transaction involved, and other factors such as the broker-dealer's risk in positioning the securities involved. While the Adviser generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. In executing portfolio transactions and selecting brokers or dealers, the Adviser seeks to obtain the best overall terms available for the Fund. In assessing the best overall terms available for any transaction, the Adviser considers factors deemed relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. The overall reasonableness of brokerage commissions paid is evaluated by the Adviser based upon its knowledge of available information as to the general level of commission paid by other institutional investors for comparable services. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, however, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Investment Funds

The Investment Funds incur transaction expenses in the management of their portfolios, which decrease the value of the Fund's investment in the Investment Funds. In view of the fact that the investment program of certain of the Investment Funds may include "trading" as well as "investments," short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the Investment Funds may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Investment Funds may not be transparent to the Fund. Each Investment Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Adviser has no direct or indirect control over the brokerage or portfolio trading policies employed by the investment advisers of the Investment Funds. The Adviser expects that each Investment Fund will generally select broker-dealers to effect transactions on the Investment Fund's behalf substantially in the manner set forth below.

Each Investment Fund will have a policy of generally seeking reasonably competitive commission rates. However, an Investment Fund will not necessarily pay the lowest commission available on each transaction, and may engage in transactions with broker-dealers based on different criteria than those considered by the Fund, and use "soft dollars" for payment of expenses related to research and other services used by the investment adviser of the Investment Fund. Investment Funds may not be subject to the same regulatory restrictions on principal and agency transactions. It is anticipated that some Investment Funds may effect principal or agency transactions through affiliates of the Adviser. The Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Investment Funds.

No guarantee or assurance can be made that an Investment Fund's brokerage transaction practices will be transparent or that the Investment Fund will establish, adhere to, or comply with its stated practices. As the Investment Funds are not investment companies registered under the 1940 Act, they may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Fund's investment adviser or its affiliates rather than the Investment Fund.

As with the Fund, Investment Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

                                    VOTING

Each Member has the right to cast a number of votes based on the value of such Member's respective Capital Account at any meeting of Members called by the
(i) Directors or (ii) Members holding at least a majority of the total number of votes eligible to be cast by all Members. Members are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including selection of Directors and approval of the Investment Management Agreement. Except for the exercise of their voting privileges, Members are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

                             CONFLICTS OF INTEREST

Certain conflicts of interest may arise in relation to the Fund.

The Adviser and its Affiliates

Other Ventures of the Adviser. The Adviser and its affiliates may organize or become involved in other business ventures. The Fund will not share in the risks or rewards of such other ventures. However, such other ventures will compete with the Fund for the time and attention of the Adviser and might create additional conflicts of interest. The Investment Management Agreement does not require the Adviser to devote its full time or any specified portion of its time to the Fund, although the Adviser intends to dedicate a reasonable amount of time to the Fund and its activities.

Other Products Offered by the Adviser. The Fund may utilize an investment program similar to the investment program utilized by the Adviser for other funds of funds it advises. Such other products may make continuous offerings of securities contemporaneously with the offerings of the Fund, and the Adviser has discretion as to whether investors are offered an interest in the Fund or such other funds of funds. Even if such other funds of funds are generally closed to new investment, such funds may accept subscriptions at any time to replace amounts withdrawn.

Advisory Time. Although the officers and employees of the Adviser and the Administrator devote as much time to the Fund as they believe is necessary to assist the Fund in achieving its investment objectives and to administer the operations of such entities, they do not devote substantially all or any specific portion of their working time to the affairs of the Fund as they must devote a portion of their time to other funds and investments. The officers and key employees of the Adviser and the Administrator may not have or may terminate employment agreements and the loss of the services of one or more of them may have a material adverse effect on the Fund.

Allocation of Investment Opportunities. The Adviser and its affiliates have other investment advisory clients and investment vehicles and have discretion to allocate investment opportunities and dispositions fairly among all clients or vehicles. The Adviser may determine that an investment opportunity in an Investment Fund is appropriate for a particular fund or account that it manages, or for itself, but not for the Fund. Situations may arise in which private investment funds managed by the Adviser or its affiliates have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. To the extent that the Adviser, its affiliates, or another advisory client invest in Investment Funds, the ability of the Fund to invest in the same Investment Funds may be adversely affected by any limitation on availability of the investment. In addition, the Adviser may be required to choose between the Fund and other advisory clients in allocating investments in Investment Funds and managed accounts. Decisions with regard to the allocation of investment opportunities between the Fund and other clients of the Adviser will be made in accordance with the allocation procedures of the Fund, which have been approved by the Board.

Preferential Terms. The Adviser, its affiliates, or accounts other than the Fund managed by the Adviser or its affiliates may invest in Investment Funds on terms more favorable than those available to the Fund, and as investors in such Investment Funds may act in ways adverse to the interests of the Fund.

Cross Trades with other Adviser Clients. To the extent permitted under Section 17 of the 1940 Act, the Adviser may cause the Fund to purchase securities from or sell securities and interests in Investment Funds to other clients or vehicles when the Adviser believes such transactions are appropriate and in the best interests of the Fund. In the event the Adviser wishes to reduce the investment of one or more such funds in an Investment Fund and increase the investment of other funds in such Investment Fund, it may effect such transactions by directing the transfer of the interests between funds. Any incremental costs and expenses associated with any such investment will be borne by all such classes of such funds (including the Fund) on a pro rata basis. In addition, the Adviser may recommend that the Fund purchase or sell an investment that is being sold or purchased, respectively, at the same time by the Adviser, an affiliate, or another advisory client.

Investment Management and Administrative Fees. The Investment Management Fee and Administrative Fee have not been negotiated at arm's-length and may be higher than advisory fees charged by or to others. The Board has determined the level of such Investment Management Fee and Administrative Fee to be appropriate in light of the services provided.

Structured Investments. To the extent permitted by Section 17 of the 1940 Act, the Adviser or an affiliate thereof may serve as counterparty to the Fund for certain Structured Investments and may earn additional revenues in connection with structuring such transactions. Although such transactions will only be undertaken when the Adviser believes they are in the best interest of the Fund and the Board will review and approve such transactions, the additional revenues available from Structured Investments may create an incentive for the Adviser to purchase Structured Investments linked to the return of Investment Funds rather than making direct investments.

Investment Fund Transactions with Affiliates. The Adviser and its affiliates, including Deutsche Bank AG and its brokerage subsidiaries, may invest in and have other relationships with the Investment Funds in which the Fund invests that may give rise to potential conflicts. The Adviser and its affiliates may, for example, enter into transactions, as principal, with any of the Investment Funds, including derivative transactions, or perform routine broker-dealer transactions. Other relationships may include, but are not limited to, providing seed capital, lending transactions in which the affiliate provides financing, serving as placement agent or prime broker, providing administrative services, and providing general financial advisory services to an Investment Fund. In addition, to the extent permitted by the 1940 Act, certain Deutsche Bank affiliates may provide brokerage or other services from time to time to one or more accounts or entities managed by the investment advisers of Investment Funds or their affiliates. Deutsche Bank AG or its affiliates may provide prime brokerage or other brokerage services to the Investment Funds in compliance with applicable law. Accordingly, the Adviser may face a conflict of interest in evaluating investments in and withdrawals from Investment Funds (e.g., a withdrawal from an Investment Fund could adversely impact the business relationships between Deutsche Bank AG or its affiliates and such Investment Fund). In addition, situations may arise in which the Adviser or an affiliate believes that, to protect its own commercial interests, it may be necessary to take action with respect to an Investment Fund that may be detrimental to such Investment Fund (e.g., terminating a trading facility or foreclosing on collateral), and therefore inadvertently detrimental to the Fund. Deutsche Bank AG may keep any profits, commissions, and fees accruing to it in connection with its activities for itself and other clients, including such Investment Funds, and the fees payable from the Fund to the Adviser will not be reduced thereby.

Material Nonpublic Information. Due to the relationships described above, affiliates of the Adviser may have access to material nonpublic information regarding the Investment Funds in which the Fund invests. Investors should be aware, however, that the Adviser will generally be unable to access such information due to confidentiality, "Ethical Wall," or other legal considerations. As a result, the Adviser may sometimes make investment decisions different than those it would make if it had such access, and such decisions may result in a material loss to the Fund. The Adviser's affiliates are not required to afford the Adviser access to all relevant information they may possess. However, in the event that the Adviser does receive such material nonpublic information, it may be prohibited from effecting transactions in Investment Funds that it would desire to effect and thus incur losses. Further, by reason of the advisory, due diligence, committee participation, and other activities of the Adviser and its affiliates, the Adviser or related persons may acquire confidential or material nonpublic information or be restricted from initiating transactions in certain securities. The Adviser and related persons will not be free to divulge, or to act upon, any such confidential or material nonpublic information and, due to these restrictions, the Adviser may not initiate a transaction for the Fund's account that the Adviser otherwise might have initiated, and the Fund may be frozen in an investment position that it otherwise might have liquidated or closed out.

Underwriting. An Investment Fund may purchase investments that are issued, or the subject of an underwriting or other distribution, by Deutsche Bank AG or an affiliate. An Investment Fund may invest, directly or indirectly, in the securities of companies affiliated with Deutsche Bank AG or in which Deutsche Bank AG has an equity or participation interest. The purchase, holding, and sale of such investments by an Investment Fund may enhance the profitability of Deutsche Bank AG's own investments in such companies.

Proprietary Trading. Deutsche Bank AG and its affiliates are major participants in the equity, fixed income, global currency, commodity, derivative, and other markets. As such, Deutsche Bank AG and its affiliates, including the Adviser, are actively engaged in transactions in the same securities and other instruments in which the Investment Funds may invest. Deutsche Bank AG and its affiliates are not under any obligation to share any investment opportunity, idea, or strategy with the Fund or an Investment Fund. As a result, Deutsche Bank AG and its affiliates may compete with the Fund and the Investment Funds for appropriate investment opportunities. Deutsche Bank AG and its affiliates may also have material nonpublic information about an issuer in whose securities the Fund has invested and generally will not share such information with the Fund or the Investment Funds.

The Adviser and its principals, affiliates, and employees may trade in the securities and derivatives markets for their own accounts and the accounts of their clients, and in doing so may take positions opposite to, or ahead of, those held by the Fund or may be competing with the Fund for positions in the marketplace. Such trading may result in competition for investment opportunities or create other conflicts of interest on behalf of one or more such persons in respect of their obligations to the Fund. Records of this trading will not be available for inspection by Members.

The proprietary activities or portfolio strategies of Deutsche Bank AG or its affiliates or the activities or strategies used for accounts managed by Deutsche Bank AG and its affiliates for other customer accounts could conflict with the transactions and strategies employed by the Fund or an Investment Fund and affect the prices and availability of the securities and instruments in which the Fund or an Investment Fund invests. Issuers of securities held by the Investment Funds may have publicly or privately traded securities in which Deutsche Bank affiliates are investors or make a market. The trading activities of Deutsche Bank affiliates generally are carried out without reference to positions held directly or indirectly by the Investment Funds and may have an effect on the value of the positions so held or may result in Deutsche Bank affiliates having an interest in the issuer adverse to that of the Investment Fund.

In particular, various affiliates of the Adviser may be significant investors in Investment Funds for their proprietary accounts and to hedge derivative transactions linked to such Investment Funds. Such affiliates' investments in and withdrawals from Investment Funds will be made in their best interests and without regard to the Fund's interests. The Adviser may share information regarding Investment Funds with such affiliates and may receive referrals regarding Investment Funds from such affiliates.

Selling Agents. As selling agents may receive ongoing compensation in respect of selling Units, they may have a conflict of interest in consulting with investors as to the purchase and repurchase of Units. Further, selling agents may receive different amounts of compensation with respect to sales of the Fund than from other products advised by the Adviser and/or its affiliates, and therefore may have incentives to favor one or more products over others.

Investment Advisers to the Investment Funds

Other Clients Advised by Investment Advisers. Conflicts of interest may arise from the fact that the investment advisers of the Investment Funds and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Fund will have no interest. The investment advisers of the Investment Funds may have financial incentives to favor certain of such accounts over the Investment Funds. Any of their proprietary accounts and other customer accounts may compete with the Investment Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Investment Fund. The investment advisers of the Investment Funds may give advice and recommend securities to, or buy or sell securities for, an Investment Fund in which the Fund has invested, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Investment Funds in which the Fund is invested.

Allocation of Investment Opportunities. Each investment adviser of an Investment Fund will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the relevant Investment Fund and accounts under management at a particular time, including, but not limited to, the following: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (i.e., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ, the investment activities of an Investment Fund, on the one hand, and other managed accounts, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Investment Fund may differ from those of the other managed accounts. Accordingly, prospective Members should note that the future performance of an Investment Fund and its investment adviser's other accounts will vary.

"Soft Dollar" Payments. The brokers utilized by the Investment Funds will be selected by the managers of the Investment Funds. Any manager of an Investment Fund may engage in "soft dollar" practices whether or not such practices fall within the soft dollar safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Thus, an Investment Fund manager may receive "brokerage and related services" covered by such safe harbor as well as office space, overhead expense reimbursement, and similar benefits not covered by such safe harbor. In doing so, the Investment Fund managers may pay higher commissions than those charged by brokers that do not provide such services or benefits.

Aggregation of Orders. When an investment adviser of an Investment Fund determines that it would be appropriate for an Investment Fund and one or more of its other accounts to participate in an investment opportunity at the same time, it may attempt to aggregate, place, and allocate orders on a basis that the investment adviser of the Investment Fund believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective, and there is no requirement that the Investment Fund participate, or participate to the same extent as the other accounts, in all trades.

Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by an investment adviser of an Investment Fund for its other accounts. Such situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for an Investment Fund or the other accounts, thereby limiting the size of the Investment Fund's position; (ii) the difficulty of liquidating an investment for an Investment Fund or the other accounts where the market cannot absorb the sale of the combined positions; and (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments.

Proprietary Trading. Each investment adviser of an Investment Fund, and its principals, officers, employees, and affiliates, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Investment Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees, and affiliates of the investment adviser of the Investment Fund that are the same, different, or made at a different time than positions taken for the Investment Fund.

Performance-Based Compensation. The investment advisers of the Investment Funds may receive incentive fees or allocations in the event that the relevant Investment Fund generates net profits. The fact that such incentive fees or allocations are payable or made only out of net profits may create an incentive for the investment adviser of an Investment Fund to make investments that are riskier or more speculative than would be the case if such investment adviser were compensated solely based on a flat percentage of capital. In addition, the investment adviser of an Investment Fund may receive increased compensation because the incentive fee or allocation may be calculated on a basis that includes unrealized appreciation as well as realized gains.

                            OUTSTANDING SECURITIES

                                                                                           Amount Outstanding as of
                                                                                           April 30, 2005 Exclusive
                                                                                             of Amount Shown Under
                                                                  Amount Held by          "Amount Held by Registrant
     Title of Class              Amount Authorized          Registrant for its Account         for its Account"
     --------------              -----------------          --------------------------         ----------------
          Units                      Unlimited                         N/A                        54,227.654

                                CONTROL PERSONS

As of April 30, 2005, 44.72% of the Units outstanding as of that date were owned by DB Asset Management Inc. ("DBAM Inc."). Accordingly, as of that date, DBAM Inc. may be deemed to "control" the Fund as that term is defined in the 1940 Act, because Units held by DBAM Inc. constituted more than 25% of the outstanding Units. DBAM Inc. is an affiliate of the Adviser.

                              ELIGIBLE INVESTORS

Each investor will be required to certify that the Units purchased are being acquired directly or indirectly for the account of an "Eligible Investor." An "Eligible Investor" includes, among other investors, an individual who (i) has a net worth (or joint net worth with the investor's spouse) immediately prior to the time of purchase in excess of $1 million, (ii) had an income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year, or (iii) has an account managed by an investment adviser registered under the Advisers Act and the adviser is subscribing for Units in a fiduciary capacity on behalf of the account. Other categories of Eligible Investors applicable to companies and other investors are set forth in the investor certification that each investor must sign in order to invest in the Fund, a form of which appears as Appendix A to this Prospectus. In addition, Eligible Investors are required to certify that they are U.S. persons for federal income tax purposes. Existing Members who purchase additional Units will be required to meet the Fund's eligibility criteria at the time of the additional purchase. Any transferee of Units must satisfy the Fund's eligibility criteria at the time of transfer. See "Transfers of Units."

                               PURCHASE OF UNITS

The Offering

Scudder Distributors, Inc., 222 South Riverside Plaza, Attn: Correspondence 27th Floor, Chicago, IL 60606-1048, is the distributor of the Units pursuant to an Underwriting Agreement between the Fund and the Distributor. The Distributor is offering the Units in a continuous offering at net asset value, plus any applicable sales charge. See "Net Asset Valuation." Initial and subsequent purchases are generally accepted monthly. Investments may be subject to a sales charge of up to 3.5%, subject to waivers for certain types of investors, as discussed below. The sales charge will be added to each prospective investor's purchase amount, and will not constitute part of a Member's capital contribution to the Fund or part of the assets of the Fund. All purchases are subject to the receipt of cleared funds two business days prior to the acceptance date. Generally, the minimum required initial purchase by each investor is $50,000.

Both initial and additional purchases of Units in the Fund may be accepted from investors at such times as the Board may determine on the terms set forth below. The Board may, in its discretion, suspend or discontinue the offering of Units at any time or permit purchases on a more frequent basis. The Board reserves the right to reject any purchase of Units in the Fund.

Except as otherwise permitted by the Board, initial and subsequent purchases of Units will be payable in cash. Each initial or subsequent purchase of Units will be payable in one installment and will be due at least two business days prior to the proposed acceptance of the purchase, although the Board may accept, in its discretion, purchases prior to its receipt of cleared funds.

Units may be purchased only from the selected broker-dealers or through the Distributor. By purchasing Units of the Fund, each new Member will be bound by all of the terms of the Operating Agreement. The Fund has the sole right to accept orders to purchase Units and reserves the right to reject any order in whole or in part. The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act.

Pending investment in the Fund, the proceeds of the continuous offering will be placed in an interest-bearing escrow account by PFPC, the Fund's escrow agent. After any closing, the balance in the escrow account, including any interest earned, will be invested pursuant to the Fund's investment policies.

Methods for Purchasing Units

To make an investment in the Fund, contact your broker-dealer, other financial intermediary, or the Distributor at 222 South Riverside Plaza, Attn:
Correspondence 27th Floor, Chicago, IL 60606-1048. Accounts may be opened only through the selected broker-dealers or through the Distributor. Customers of the Distributor or of broker-dealers that have entered into selling group agreements with the Distributor or its delegate may open an account and buy Units by mailing a completed application, including complete wiring information, to: DB Hedge Strategies Fund LLC, c/o PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809. Cash, checks, travelers checks, third party checks, or money orders will not be accepted. Units are not available in certificated form.

Generally, the minimum required initial purchase by each investor is $50,000. Please note that broker-dealers may establish higher minimum investment requirements than the Fund, and may independently charge you transaction fees and additional amounts (which may vary) in return for their services in addition to receiving a portion of the sales charge, which will reduce your return.

Sales Charge Waivers

The Distributor may, at its discretion, waive sales charges and minimum investment requirements for the purchase of Units of the Fund by or on behalf of: (i) purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor or the Adviser and any affiliates of the Distributor or the Adviser; (iii) Directors and retired Directors of the Fund (including spouses and children of Directors and retired Directors) and any affiliates thereof; (iv) purchasers who use proceeds from an account for which the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Units of the Fund; (v) brokers, dealers, and agents who have a sales agreement with the Distributor, and their employees (and the immediate family members of such individuals); (vi) investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Units of the Fund for (1) their own accounts or (2) the accounts of eligible clients and that charge a fee for their services; (vii) clients of such investment advisers or financial planners described in (vi) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and (viii) orders placed on behalf of other investment companies that the Distributor, the Adviser, or an affiliated company distributes. To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, Members must, at the time of purchase, give the Distributor sufficient information to permit confirmation of qualification. Notwithstanding any waiver, investors remain subject to the eligibility requirements set forth in this Prospectus.

                             REPURCHASES OF UNITS

No Right of Redemption

No Member will have the right to require the Fund to redeem its Units. No public market exists for the Units, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of Units by the Fund, as described below.

Repurchases of Units

The Board of the Fund, from time to time and in its complete and absolute discretion, may determine to cause the Fund to offer to repurchase Units from Members, including affiliates of the Adviser, pursuant to written requests by Members on such terms and conditions as it may determine. In determining whether the Fund should offer to repurchase Units from Members pursuant to written requests, the Board will consider, among other things, the recommendation of the Adviser. The repurchase amount is determined by the Board in its complete and absolute discretion, and such repurchase amount may be a portion of the Fund's outstanding Units. The Fund will make an offer to repurchase Units as of June 30, 2005. It is expected that thereafter, the Adviser will recommend that the Fund conduct a repurchase offer four times each year, as of the last "business day" of March, June, September, and December. As used in this Prospectus, a "business day" is any day, other than Saturday, Sunday, or a day on which banking institutions are authorized or obliged by law or regulation to close in New York. The Board of the Fund also will consider the following factors, among others, in making such determination:

     o  whether any Members have requested that the Fund repurchase Units;

     o  the liquidity of the Fund's assets;

     o  the investment plans and working capital requirements of the Fund;

     o  the relative economies of scale with respect to the size of the Fund;

     o  the history of the Fund in repurchasing Units;

     o  the economic condition of the securities markets; and

     o  the anticipated tax consequences of any proposed repurchases of Units.

The Operating Agreement provides that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the Operating Agreement, to tender all of such Member's Units for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

The Board will determine that the Fund will offer to repurchase Units pursuant to written requests only on terms that the Board determines to be fair to the Fund and Members. When the Board determines that the Fund will offer to repurchase Units, written notice will be provided to Members that describes the commencement date of the repurchase offer, specifies the date on which repurchase requests must be received by the Fund (the "Repurchase Request Deadline"), and contains other information Members should consider in deciding whether and how to participate in such repurchase opportunity. The Repurchase Request Deadline will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer and such Repurchase Request Deadline may be extended by the Board in its absolute discretion. The Fund will not accept any repurchase request received by it or its designated agent after the Repurchase Request Deadline.

Payment by the Fund upon repurchase of Units will be made in part or in whole in cash or securities of equivalent value. The Fund does not expect to distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Units be repurchased, or that the Fund has received distributions from Investment Funds in the form of securities that are transferable to the Members. The amount due to any Member whose Units are repurchased will be equal to the value of the Member's Capital Account or portion thereof based on the Fund's net asset value as of the effective date of repurchase (the "Repurchase Valuation Date"), after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's Capital Account as of such date. The Repurchase Valuation Date is the last business day of the quarter in which the Repurchase Request Deadline occurs, which will be approximately 65 days after the Repurchase Request Deadline. Members whose Units are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the Repurchase Valuation Date. Payment by the Fund for Units accepted by the Fund for repurchase will be made within 30 days of the Repurchase Valuation Date.

Under these procedures, Members will have to decide whether to request that the Fund repurchase their Units, without the benefit of having current information regarding the value of Units on a date proximate to the Repurchase Valuation Date. In addition, there will be a substantial period of time between the date as of which Members must submit a request to have their Units repurchased and the date they can expect to receive payment for their Units from the Fund. As noted above, Members whose Units are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the Repurchase Valuation Date. This period of time is intended, in part, to assist the Fund in paying the amount due to Members on the Payment Date. The Fund's schedule with respect to repurchases of Units is based on operational considerations and various factors relating to the best interests of Members, including, but not limited to, the intent that the Fund pay Members their repurchase proceeds, to the extent practicable, based on redemption proceeds received by the Fund from Investment Funds and to minimize the need for the Fund to maintain cash or borrow money to meet repurchase requests. Payments for repurchased Units may be further delayed under circumstances where the Fund has determined to redeem its Units in Investment Funds to make such payments, but has experienced unusual delays in receiving payments from the Investment Funds.

The Fund may suspend or postpone a repurchase offer in limited circumstances, and only by a vote of a majority of the Board, including a majority of the Independent Directors. These circumstances may include the following:

     o for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets;

     o for any other periods that the SEC permits by order for the protection of Members; or

     o other unusual circumstances as the Board deems advisable to the Fund and its Members.

If Members request that the Fund repurchase a greater number of Units than the repurchase offer amount as of the Repurchase Request Deadline, as determined by the Board in its complete and absolute discretion, the Fund may repurchase an additional amount of Units not to exceed 2% of the Units outstanding on the Repurchase Request Deadline. If the Board determines not to repurchase more than the repurchase offer amount or if Members request that the Fund repurchase Units in an amount exceeding the repurchase offer amount plus 2% of the Units outstanding on the Repurchase Request Deadline, the Fund will repurchase the Units pursuant to repurchase requests on a pro rata basis, disregarding fractions, according to the number of Units requested by each Member to be repurchased as of the Repurchase Request Deadline.

Payment for repurchased Units may require the Fund to liquidate portfolio holdings in Investment Funds earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover. The Fund may maintain cash or borrow money to meet repurchase requests, which would increase the Fund's operating expenses and would adversely impact the ability of the Fund to achieve its investment objective.

The repurchase of Units is subject to regulatory requirements imposed by the SEC. The Fund's repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of these repurchase procedures is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund's compliance with applicable regulations or as the Board in its sole discretion deems appropriate.

The Fund does not presently intend to impose any charges on the repurchase of Units, although it may allocate to Members whose Units are repurchased withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from one or more Investment Funds as a result of Member repurchase requests and such charges are imposed on the Fund.

A Member who tenders some but not all of the Member's Units for repurchase will be required to maintain a minimum Capital Account balance of $50,000. The Fund reserves the right to reduce the amount to be repurchased from a Member so that the required Capital Account balance is maintained.

In accordance with the terms and conditions of the Fund's Operating Agreement, the Fund may cause a mandatory redemption of Units of a Member or any person acquiring Units from or through a Member if the Board or, on behalf of the Board, the Adviser determines or has reason to believe that, among other things:

     o one or more Units have been transferred, or the Units have vested in any person, by operation of law as a result of the death, dissolution, bankruptcy, or incompetency of a Member;

     o ownership of Units by such Member or other person will cause the Fund to be in violation of, or subject the Fund or the Adviser to additional registration or regulation under the securities, commodities, or other laws of the United States or any other relevant jurisdiction;

     o continued ownership of such Units may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Members to an undue risk of adverse tax or other fiscal consequences;

     o any representation or warranty made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true; or

     o it would be in the best interests of the Fund for the Fund to cause a mandatory redemption of such Units.

Members whose Units are redeemed by the Fund will not be entitled to a return of any amount of sales load that was charged in connection with the Member's purchase of the Units.

                              TRANSFERS OF UNITS

No person will become a substituted Member without the consent of the Board, which consent may be withheld in its sole and absolute discretion. Units held by Members may be transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, or dissolution of a Member or (ii) under extremely limited circumstances, with the written consent of the Board (which may be withheld in its sole and absolute discretion). The Board generally will not consider consenting to a transfer unless the transfer is
(i) one in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member (e.g., certain gifts and contributions to family entities) or (ii) to members of the transferring Member's immediate family (siblings, spouse, parents, and children). Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See "Eligible Investors." The Board may not consent to a transfer of a Unit by a Member unless such transfer is to a single transferee or after the transfer of the Unit, the balance of the Capital Account of each of the transferee and transferor is not less than $50,000. The Board has delegated authority to the Adviser to approve a tender of Fund Units for purposes of facilitating the transfer of such Units, in accordance with these limitations, for financial planning purposes or in situations that involve no change of beneficial ownership. All such transfers will be reported to the Board on a quarterly basis. Each transferring Member and transferee must agree to pay all expenses, including, but not limited to, attorneys' and accountants' fees, incurred by the Fund in connection with the transfer. If a Member transfers a

Unit with the approval of the Board, the Fund will promptly take all necessary actions so that each transferee or successor to whom the Unit is transferred is admitted to the Fund as a Member.

By subscribing for a Unit, each Member agrees to indemnify and hold harmless the Fund, the Board, the Adviser, or each other Member, and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Member in violation of the Operating Agreement or any misrepresentation made by that Member in connection with any such transfer.

                              NET ASSET VALUATION

The Fund will compute its net asset value as of the last business day of each month within 10 business days of the last day of the month. In determining its net asset value, the Fund will value its investments as of such month-end. The net asset value of the Fund will equal the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses. The net asset value per Unit of the Fund will equal the net asset value of the Fund divided by the number of outstanding Units. The Board has approved procedures pursuant to which the Fund will value its investments in Investment Funds at fair value. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Fund's valuation. As a general matter, the fair value of the Fund's interest in an Investment Fund will represent the amount that the Fund could reasonably expect to receive from an Investment Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the event that an Investment Fund does not report a month-end value to the Fund on a timely basis, the Fund will determine the fair value of such Investment Fund based on the most recent final or estimated value reported by the Investment Fund, as well any other relevant information available at the time the Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Fund's valuation date.

Prior to investing in any Investment Fund, the Adviser conducts a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter utilizes market values when available, and otherwise utilizes principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Board provide that the Adviser will review the valuations provided by the investment advisers to the Investment Funds, neither the Adviser nor the Board will be able to confirm independently the accuracy of valuations provided by such investment advisers (which are unaudited).

The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio. The Adviser and/or the Board will consider such information, and may conclude in certain circumstances that the information provided by the investment adviser of an Investment Fund does not represent the fair value of the Fund's interests in the Investment Fund. Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Investment Fund, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Investment Fund. In other cases, as when an Investment Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Fund interests, the Fund may determine that it was appropriate to apply a discount to the net asset value of the Investment Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Board.

The valuations reported by the investment advisers of the Investment Funds, upon which the Fund calculates its month-end net asset value and net asset value per Unit, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Fund received by Members who had their Units repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the investment advisers or revisions to net asset value of an Investment Fund adversely affect the Fund's net asset value, the outstanding Units will be adversely affected by prior repurchases to the benefit of Members who had their Units repurchased at a net asset value per Unit higher than the adjusted amount. Conversely, any increases in the net asset value per Unit resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Units and to the detriment of Members who previously had their Units repurchased at a net asset value per Unit lower than the adjusted amount. The same principles apply to the purchase of Units. New Members may be affected in a similar way.

The procedures approved by the Board provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Investment Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund's investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Board, determines in good faith best reflects approximate market value. The Board will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to the Fund and consistent with applicable regulatory guidelines.

To the extent the Adviser invests the assets of the Fund in securities or other instruments that are not investments in Investment Funds, the Fund will generally value such assets as described below. Securities traded on one or more of the U.S. national securities exchanges or the OTC Bulletin Board will be valued at their last composite sale prices as reported at the close of trading on the exchanges or markets where such securities are traded for the business day as of which such value is being determined. Securities traded on the NASDAQ stock market will be valued at the NASDAQ Official Closing Price. Securities traded on a foreign securities exchange will generally be valued at their last sale prices on the exchange where such securities are primarily traded. If no sales of particular securities are reported on a particular day, the securities will be valued based on their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by the appropriate exchange, dealer, or pricing service. Redeemable securities issued by a registered open-end investment company will be valued at the investment company's net asset value per share. Other securities for which market quotations are readily available will generally be valued at their bid prices, or ask prices in the case of securities held short, as obtained from the appropriate exchange, dealer, or pricing service. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or the Board will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

Debt securities will be valued in accordance with the Fund's valuation procedures, which generally provide for using a third-party pricing system, agent, or dealer selected by the Adviser, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Board will monitor periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuations are determined by the Board to represent fair value.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

The Adviser or its affiliates act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Adviser's Investment Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net asset value if the judgments of the Board, the Adviser, or investment advisers to the Investment Funds should prove incorrect. Also, investment advisers to the Investment Funds will only provide determinations of the net asset value of Investment Funds on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Fund more frequently.

                       CAPITAL ACCOUNTS AND ALLOCATIONS

The Fund maintains a separate Capital Account for each Member (including the Adviser or its affiliates in respect of any capital contribution to the Fund by the Adviser or an affiliate, as a Member), which will have an opening balance equal to the Member's initial contribution to the capital of the Fund. Each Member's Capital Account will be increased by the sum of the amount of cash and the value of any securities constituting additional contributions by the Member to the capital of the Fund, plus any amounts credited to the Member's Capital Account as described below. Similarly, each Member's Capital Account will be reduced by the sum of the amount of any repurchase by the Fund of the Units of the Member, plus the amount of any distributions to the Member that are not reinvested, plus any amounts debited against the Member's Capital Account as described below.

Capital Accounts of Members are adjusted as of the close of business on the last day of each fiscal period. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of business on the first to occur of the following: (i) the last day of a fiscal year; (ii) the day preceding any day on which a contribution to the capital of the Fund is made; (iii) any day on which the Fund repurchases any Units of any Member;
(iv) any day in which there is any distribution to a Member; (v) any day on which any amount is credited to or debited against the Capital Account of any Member other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective investment percentages; or (vi) any other date as established by the Board. An investment percentage is determined for each Member as of the start of each fiscal period by dividing the balance of the Member's Capital Account as of the commencement of the period by the sum of the balances of all Capital Accounts of all Members as of that date, after giving effect to additional contributions as of that date.

The Fund, in its complete and absolute discretion, may authorize the division or combination of the Units into a greater or lesser number without thereby materially changing the value of a Member's Capital Account.

Allocation of Net Profits and Net Losses

Net profits or net losses of the Fund for each fiscal period will be allocated among and credited to or debited against the Capital Accounts of all Members as of the last day of the fiscal period in accordance with Members' respective investment percentages for such fiscal period. Net profits or net losses will be measured as the change in the value of the net assets of the Fund (including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses), before giving effect to any repurchase by the Fund of

Units, and excluding the amount of any items to be allocated among the Capital Accounts of the Members other than in accordance with the Members' respective investment percentages.

Allocations for Federal income tax purposes generally will be made among the Members so as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years.

Withholding taxes or other tax obligations incurred by the Member that are attributable to any Member are debited against the Capital Account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the Member are reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member's Units is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess. The Fund is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member, although in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, it may, at the request and expense of that Member, assist the Member in applying for the refund.

Reserves

Appropriate reserves may be created, accrued, and charged against net assets and proportionately against the Capital Accounts of the Members for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) that the Fund may deem necessary or appropriate.

                                     TAXES

The following is a summary of certain aspects of the United States federal income taxation of the Fund and its Members that should be considered by a prospective Member. The Fund has not sought a ruling from the Internal Revenue Service (the "IRS") or any other federal, state, or local agency with respect to any of the tax issues affecting the Fund, nor will it obtain an opinion of counsel with respect to any tax issues, except as described below.

This summary of certain aspects of the federal income tax treatment of the Fund is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations"), and rulings in existence on the date hereof, all of which are subject to change. This summary does not attempt to discuss all of the federal income tax consequences of such an investment. Prospective investors should not consider the contents of this Prospectus as legal or tax advice.

EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER TO UNDERSTAND FULLY THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the Prospectus regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult with its own counsel regarding the acquisition of Units. See "Investment by Qualified Retirement Plans and Other Tax-Exempt Investors" below and also "ERISA Considerations."

Classification of the Fund

The Fund has received an opinion of Sidley Austin Brown & Wood LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain assumptions and representations of the Fund, that the Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation, assuming the Fund is not a "publicly traded partnership" as defined below.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test. The Fund previously received an opinion of its former tax counsel that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations, and certain representations of the Fund, the Units in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, the Fund will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the IRS or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for federal income tax purposes (as a result of a successful challenge to such opinions by the IRS, changes in the Code, the Regulations, or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund. In addition, distributions of such income, other than in certain repurchases of Units, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund.

UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN, AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN, AND LOSS OF THE FUND, AND THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF IT BEING AN INVESTOR IN AN INVESTMENT FUND.

Taxation of Members

As an entity taxed as a partnership, the Fund is not itself subject to federal income tax. The Fund will file an annual partnership information return with the IRS that reports the results of operations. Each Member will be required to report separately on its income tax return its share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss, and all other items of ordinary income or loss. Each Member will be taxed on its share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. Because most of the Investment Funds will also be treated as partnerships for Federal income tax purposes, the Fund, and therefore Members, will recognize taxable income to the extent of the Fund's share of the taxable income of the Investment Funds. The Fund generally will have no power to control the timing of cash distributions by the Investment Funds. In addition, the Fund does not intend to make periodic distributions of its net income or gains, if any, to Members. The amount and timing of any distributions will be determined in the sole discretion of the Board. ACCORDINGLY, IT IS LIKELY THAT A MEMBER'S SHARE OF TAXABLE INCOME FROM THE FUND (AS WELL AS THE TAXES IMPOSED ON THAT INCOME) COULD EXCEED THE DISTRIBUTIONS, IF ANY, HE OR SHE RECEIVES FROM THE FUND. As a result, Members will be required each year to pay any applicable federal and state taxes on their respective share of the Fund's taxable income or gains (if the Fund has any such income or gains), and any such taxes would have to paid by the Member from other sources. As discussed below, Members will be furnished with a tax information report annually stating each Member's respective share of the Fund's tax items.

Allocation of Profits and Losses

Under the Operating Agreement, the Fund's net capital appreciation or net capital depreciation for each accounting period is allocated among the Members and to their Capital Accounts without regard to the amount of income or loss actually recognized by the Fund for federal income tax purposes. It is expected that the Fund's income and gains, if any, will be primarily derived from ordinary income and short-term capital gains.

The Operating Agreement provides that items of income, deduction, gain, loss, or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Members pursuant to

Regulations issued under Section 704 of the Code, based upon amounts of the Fund's net capital appreciation or net capital depreciation allocated to each Member's Capital Account for the current and prior fiscal years.

Under the Operating Agreement, the Fund has the discretion to allocate specially an amount of the Fund's capital gain (including short-term capital gain) for federal income tax purposes to a withdrawing Member to the extent that the Member's Capital Account exceeds its federal income tax basis in its partnership interest. Also, the Fund has discretion under the Operating Agreement to allocate specially an amount of the Fund's losses for federal income tax purposes to a withdrawing Member to the extent that the Member's federal income tax basis in its Units exceeds its Capital Account. There can be no assurance that, if the Fund makes such special allocations, the IRS will accept such allocations. If the special allocation of gains is successfully challenged by the IRS, the Fund's gains allocable to the remaining Members would be increased.

Distributions and Adjusted Basis

The receipt of a cash distribution from the Fund by a Member generally will not result in the recognition of gain or loss for federal income tax purposes. However, as noted above, a Member will be taxed on its share of the Fund's taxable income. Cash distributions in excess of a Member's adjusted tax basis for its interest (including any distributions in connection with a repurchase of Units) will generally result in the recognition by such investor of gain in the amount of such excess.

A Member's tax basis for its interest in the Fund will include the amount of money the Member contributed to the Fund. A Member's tax basis will be increased by the Member's respective share of the Fund's taxable income and gains, and will be decreased by distributions from the Fund to the Member and by the Member's respective share of any taxable losses.

Limitations on Losses and Deductions

It is anticipated that a portion of the Fund's expenses, including the investment management fee, will be investment expenses rather than trade or business expenses, with the result that any individual who is a Member will be entitled to deduct his or her share of certain of such expenses only to the extent that such share, together with such Member's other itemized deductions, exceeds 2% of such Member's adjusted gross income.

In addition, a Member's ability to deduct its share of the Fund's losses and expenses may be limited under one or more other provisions of the Code. There can be no assurance that the Fund's losses, if any, will produce a tax benefit in the year incurred or that such losses will be available to offset a Member's share of income in subsequent years. Each prospective Member should consult with its own tax adviser to determine the extent to which the deduction of its share of the Fund's losses and expenses may be limited.

Potential Foreign Investments

The Fund or the Investment Funds may make investments that may involve additional foreign tax issues. The tax consequences to Members depend in large part on the activities and investments of the Investment Funds in which the Fund invests, and such Investment Funds will not be controlled by the Fund. Special rules apply to U.S. Persons, such as the Fund, that invest in foreign corporations such as "passive foreign investment companies," "controlled foreign corporations," or "foreign personal holding companies." These rules can result in adverse tax consequences to the Fund to the extent that the Fund invests in any such entities directly, or indirectly through Investment Funds.

Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and uses the calendar year as its tax year for income tax purposes. Income or loss of an Investment Fund that is taxed as a partnership using the calendar year or a fiscal year other than the Fund's fiscal year will be treated as if distributed to the Fund on the last day of the Investment Fund's fiscal year. The Fund does not expect to receive tax information from Investment Funds in a sufficiently timely manner to enable the Fund to prepare its information returns in time for Members to file their returns without requesting an extension of the time to file from the IRS (or state taxing agencies). Accordingly, Members should be prepared to obtain extensions of time to file their income tax returns.

The investment advisers of the Investment Funds will not prepare income tax information returns of the Investment Funds in which the Fund invests, which will be prepared by management and/or independent accountants for each such Investment Fund. An audit of the Fund's or an Investment Fund's information return may affect the tax consequences of an investment in the Fund by a Member and may cause audits of the returns of the Member. The activities of Investment Funds in which the Fund invests may give rise to additional tax issues, which in turn can affect the tax results of Members in the Fund.

State and Local Taxes

In addition to the federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund's activities, including investments in entities that conduct business in those jurisdictions. Members of the Fund are generally taxable in their state of residence on their share of the Fund's income. Members of the Fund may be subject to tax in other jurisdictions depending on the Fund's activities and/or activities of the Investment Funds in which the Fund invests and the laws of those jurisdictions. Additionally, Members of the Fund may be entitled to a credit in their state of residence for taxes paid to other jurisdictions.

Investment by Qualified Retirement Plans and Other Tax-Exempt Investors

Qualified pension and profit-sharing plans (including Keogh or HR-l0 Plans), IRAs, educational institutions, and other investors exempt from taxation under Code Section 501 are generally exempt from federal income tax except to the extent that they have UBTI. UBTI is income from an unrelated trade or business regularly carried on, excluding various types of investment such as dividends, interest, certain rental income, and capital gain, so long as not derived from debt-financed property. If a tax-exempt organization is a partner in a partnership that generates UBTI, the UBTI of the partnership will pass through to the organization. Any UBTI of Investment Funds therefore will be reported to the Fund and, in turn, its Members. In addition, income derived from debt-financed property; that is, property as to which there is "acquisition indebtedness" is UBTI. Acquisition indebtedness is the unpaid amount of any debt incurred directly or indirectly to acquire or improve the property. During the period that any acquisition indebtedness is outstanding, a pro rata share of the income from the property will generally be UBTI based on the ratio of the average outstanding principal balance of such debt to the average basis of the property during the applicable tax year.

To the extent that the Fund incurs debt to purchase any interests in Investment Funds, or other assets, a portion of the Fund's income will be UBTI. In addition, income from an Investment Fund in which the Fund invests will constitute UBTI to the extent that the Investment Fund acquired its assets with "acquisition indebtedness." Any UBTI realized by an Investment Fund that is taxed as a partnership must be taken into account by the Fund and its Members and the investment adviser has no ability to control the operations of such entities. Therefore, a tax-exempt investor may be required to report a significant portion of its share of the Fund's taxable income as UBTI and the tax-exempt investor could incur a tax liability with respect to such income at tax rates as would be applicable if the tax-exempt investor were not otherwise exempt from taxation. The Fund will attempt to obtain sufficient information from the Investment Funds in which it invests to determine the Fund's share of UBTI, if any. However, there can be no assurance that the Fund will be able to obtain such information on a timely basis or that such information will be correct.

Under current law, the receipt of any amount of UBTI in a year by a charitable remainder trust will make the trust taxable on all of its income for that year (even from unrelated sources). For this reason an investment in the Fund may be unsuitable for such trusts.

The foregoing discussion is intended to apply primarily to qualified retirement plans; the UBTI of certain other exempt organizations may be computed in accordance with special rules. Prospective investors that are tax-exempt trusts should consult with their counsel and advisers as to the potential impact of the receipt of UBTI from the Fund.

Tax exempt investors that are retirement plans should also consider a number of additional factors in their evaluation of a potential investment in the Fund.

Tax Shelter Regulations

The IRS has recently issued final regulations (the "Regulations") that may require the Fund or Members to report their direct or indirect participation in certain "reportable transactions" by filing IRS Form 8886 ("Reportable Transaction Disclosure Statement").

A "reportable transaction" includes a transaction that results in a loss claimed under Section 165 of the Code by a taxpayer (computed without taking into account offsetting income or gain items, and without regard to limitations on its deductibility) in excess of the thresholds described below, unless the transaction has been exempted from reporting by the IRS. Disclosure is required if the Fund incurs losses of at least $2 million in any single taxable year or $4 million for the taxable year the transaction is entered into and the five succeeding taxable years. Members that are individuals, S corporations, or trusts similarly are required to disclose transactions if they individually incur losses which are equal to the same thresholds. Note, however, that the annual threshold applicable to losses from a "section 988 transaction" (relating to foreign currency transactions) allocable to a Member that is an individual or trust is reduced to $50,000. For Members that are C corporations the thresholds generally will be losses of at least $10 million in any single taxable year or $20 million for the taxable year the transaction is entered into and the five succeeding taxable years.

Published guidance from the IRS has exempted certain loss transactions from the reporting requirements. A transaction will be exempt if the assets underlying the transaction have a "qualifying basis," which includes, among others, an asset purchased for cash; provided however that each of the following remains subject to reporting requirements unless the loss generated in the transaction arises from mark to market treatment under the Code: (i) a transaction involving an asset that is, or was, part of a straddle (other than a mixed straddle), (ii) a transaction involving certain "stripped" instruments, (iii) the disposition of an interest in a pass-through entity (such as an Investment Fund), and (iv) a foreign currency transaction which generates an ordinary loss.

The Regulations describe several other categories of "reportable transactions" in addition to the transactions described above, including a transaction with a significant book-tax difference. This is applicable to the taxpayer which is a business entity with gross assets of $250 million or more or a reporting entity under the Exchange Act. Generally, a transaction with a significant book-tax difference is one where such a taxpayer's treatment for U.S. federal income tax purposes of one or more items from the transaction differs by more than $10 million on a gross basis from its treatment of the item(s) for book purposes in any taxable year. Note, however, that the IRS has published guidance exempting book-tax differences that occur solely because the taxpayer marks to market its positions for book purposes but not for tax purposes.

At this time the Fund cannot predict whether any of its investments will require it or any of the Members to file a Reportable Transaction Disclosure Statement. If the Fund later determines that one or more investments require Members to file a Reportable Transaction Disclosure Statement, the Fund will provide each Member with the information required to complete and file the form. In addition, if the Fund participates in a transaction that requires reporting to the IRS, the Fund is required to maintain certain information including a list of Members and a detailed description of the Fund, its activities and the expected U.S. federal income tax consequences to Members. This information must be available to the IRS for inspection upon its written request. The Fund does not anticipate registering with the IRS as a tax shelter.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Members, the Fund, and the Fund's operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Member may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Members. It is the responsibility of each Member to file all appropriate tax returns that may be required. Each prospective Member is urged to consult with his or her tax adviser with respect to any investment in the Fund.

                             ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan, or other arrangement subject to ERISA, or the Code (an "ERISA Plan") should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in the Fund, the potential UBTI resulting from the investment as discussed in the "Taxes" section, and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund are not considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's fiduciary responsibility and prohibited transaction rules. Thus, the Adviser is not a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Member of the Fund, solely as a result of the ERISA Plan investment in the Fund.

The Board will require an ERISA Plan proposing to invest in the Fund to represent that it, and any fiduciaries responsible for the ERISA Plan's investments, are aware of and understand the Fund's investment objective, policies, and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan, and that the decision to invest plan assets in the Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective ERISA Plan investors may currently maintain relationships with the Adviser or one or more investment advisers of Investment Funds in which the Fund invests, or with other entities that are affiliated with the Adviser or such investment advisers. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA prohibits ERISA Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code, and will be required to represent that the purchase of units in the Fund is not such a prohibited transaction. ERISA Plan fiduciaries also will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that are duly authorized to make such investment decisions, and that have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisors regarding the consequences under ERISA of the acquisition and ownership of Units.

                      SUMMARY OF THE OPERATING AGREEMENT

An investor in the Fund will be a Member of the Fund and his or her rights in the Fund will be established and governed by the Operating Agreement that is included as Appendix B to this Prospectus. An investor and his or her advisers should carefully review the Operating Agreement, as each Member will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the Operating Agreement that may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Operating Agreement.

Units; Members

Persons who purchase Units will be Members of the Fund. The Adviser and its affiliates may contribute capital to and maintain an investment in the Fund, and to that extent will be Members of the Fund. The Adviser and its affiliates may, but are under no obligation to invest in the Fund, and may subscribe for Units or have their Units repurchased by the Fund without notice to Members. Any purchase or repurchase of Fund Units by the Adviser or its affiliates will occur only on the Fund's terms and conditions as set forth in this Prospectus and the Fund's SAI.

The Fund reserves the right to issue additional classes of Units in the future subject to fees, charges, repurchase rights, and other characteristics different from those of the Units offered in this Prospectus.

Persons to whom Units are transferred in accordance with the Operating Agreement will be Members of the Fund, subject to such person meeting any transferability requirements. The Units are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Operating Agreement. By subscribing for a Unit, each Member agrees to indemnify and hold harmless the Fund, the Board, the Adviser, each other Member, and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Member in violation of the Operating Agreement or any misrepresentation made by that Member in connection with any such transfer.

Limited Liability of Members

Under Delaware law and the Operating Agreement, each Member will be liable for the debts and obligations of the Fund only to the extent of any contributions to the capital of the Fund (plus any accretions in value thereto prior to withdrawal) and a Member, in the sole discretion of the Board, may be obligated to return to the Fund amounts distributed to the Member in accordance with the Operating Agreement in certain circumstances where after giving effect to the distribution, certain liabilities of the Fund exceed the fair market value of the Fund's assets.

Duty of Care

The Operating Agreement provides that the Board and the Adviser (including certain of its affiliates, among others) will not be liable to the Fund or any of the Members for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law. The Operating Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Board and the Adviser (including certain of its affiliates, among others) by the Fund (but not by the Members individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. None of these persons will be personally liable to any Member for the repayment of any positive balance in the Member's Capital Account or for contributions by the Member to the capital of the Fund or by reason of any change in the federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the Operating Agreement will not be construed so as to limit liability or provide for indemnification of the Board and the Adviser (including certain of its affiliates, among others) for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of the Operating Agreement to the fullest extent permitted by law.

Amendment of the Operating Agreement

The Operating Agreement may generally be amended, in whole or in part, with the approval of the Board (including a majority of the Independent Directors, if required by the 1940 Act) and without the approval of the Members unless the approval of Members is required by the 1940 Act. However, certain amendments to the Operating Agreement involving Capital Accounts and allocations thereto may not be made without the written consent of any Member adversely affected thereby or unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board) to have all of its Units repurchased by the Fund.

Term, Dissolution, and Liquidation

The Fund will be dissolved:

     o  upon the affirmative vote to dissolve the Fund by: (i) the Board; or
        (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

     o if any Member that has submitted a written request, in accordance with the terms of the Operating Agreement, to tender all of such Member's Units for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period), provided, however, that a Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period;

     o  as required by operation of law; or

     o  as set forth in the Operating Agreement.

Upon the occurrence of any event of dissolution, the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Adviser to act as liquidator or is unable to perform this function) is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the section titled "Capital Accounts and Allocations."

Upon the liquidation of the Fund, its assets will be distributed: (i) first to satisfy the debts, liabilities, and obligations of the Fund (other than debts to Members) including actual or anticipated liquidation expenses; (ii) next to repay debts owing to the Members; and (iii) finally to the Members proportionately in accordance with the balances in their respective Capital Accounts. Assets may be distributed in kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Members in facilitating an orderly liquidation.

Reports to Members

The Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete federal and state income tax or information returns, along with any other tax information required by law. However, a delay by the investment adviser of an Investment Fund in providing this information could delay the Fund's preparation of tax information for investors, which will require Members to seek extensions on the time to file their tax returns, and could delay the preparation of the Fund's annual report. Accordingly, Members should be prepared to obtain extensions of time to file their income tax returns. The Fund anticipates sending to Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Members also will be sent monthly reports regarding the Fund's operations during each month. Any Member may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.

Fiscal Year

For accounting purposes, the Fund's fiscal year is the twelve-month period ending on March 31. The twelve-month period ending December 31 of each year will be the taxable year of the Fund.

                              GENERAL INFORMATION

Description of the Fund

The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company. The Fund was established as a limited liability company under the laws of the State of Delaware on October 23, 2001, and has limited operating history. The Fund's office is located at 25 DeForest Avenue, Summit, New Jersey 07901. The Fund's Prospectus and SAI are available upon request and without charge by writing to Scudder Distributors, Inc., 222 South Riverside Plaza, Attn: Correspondence 27th Floor, Chicago, IL 60606-1048. The telephone number of the Fund is 1-888-262-0695.

Liquidating Trust

The Board may, at its discretion if determined to be in the best interests of Members, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of, all or a portion of, the Fund. The use of a liquidating trust would be subject to the regulatory requirements of the 1940 Act and applicable Delaware law, and could result in expenses that the Members would bear indirectly. There are no current plans to liquidate the Fund.

Independent Registered Public Accounting Firm and Legal Counsel

The Board has selected PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Fund. PricewaterhouseCoopers LLP's principal business address is located at 300 Madison, New York, New York 10017.

The law firm of Sidley Austin Brown & Wood LLP, 787 Seventh Avenue, New York, New York 10019, serves as legal counsel to the Fund.

                           TABLE OF CONTENTS OF SAI


ADDITIONAL INVESTMENT POLICIES.........................................     3

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES AND
      OPERATIONS OF THE FUND AND RELATED RISKS.........................     4

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF
      INVESTMENT FUNDS AND RELATED RISKS...............................     5

DIRECTORS AND OFFICERS.................................................    13

LIQUIDITY REQUIREMENTS.................................................    21

CODE OF ETHICS.........................................................    21

PERFORMANCE INFORMATION................................................    22

INVESTMENT MANAGEMENT AND OTHER SERVICES...............................    22

CONTROL PERSONS........................................................    24

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..........................    24

CUSTODIAN AND ADMINISTRATOR............................................    25

DISTRIBUTOR............................................................    25

EXPENSE LIMITATION AGREEMENT...........................................    26

CALCULATION OF FEES....................................................    26

LEGAL COUNSEL..........................................................    26

PORTFOLIO TRANSACTIONS.................................................    26

PROXY VOTING POLICIES AND PROCEDURES...................................    26

PRIVACY STATEMENT......................................................    27

FINANCIAL STATEMENTS...................................................    28


APPENDIX A.............................................................   A-1

APPENDIX B.............................................................   B-1

                                                                    APPENDIX A
                                                                    ----------

                   DB Hedge Strategies Fund LLC (the "Fund")

                        Form of Investor Certification
                        ------------------------------

1. In certifying that I am an "Eligible Investor," I hereby certify that at least one of the following categories describes me at the time that I am applying to purchase Units:

     o A natural person who had an income in excess of $200,000 in each of the two most recent years (or joint income with my spouse in excess of $300,000 in each of those years) and who has a reasonable expectation of reaching the same income level in the current year;

     o A natural person who has a net worth (or joint net worth with my spouse) in excess of $1,000,000 (net worth for this purpose means total assets in excess of total liabilities);

     o An investor having an account managed by an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"), and the adviser is subscribing for Units in a fiduciary capacity on behalf of the account;

     o  A director or executive officer of the Fund;

     o A trust (i) with total assets in excess of $5,000,000, (ii) that was not formed for the purpose of investing in the Fund, and (iii) of which the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

     o An entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund and that is one of the following: (i) a corporation; (ii) a partnership; (iii) a limited liability company; (iv) a Massachusetts or similar business trust; or
        (v) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

     o An entity licensed, or subject to supervision, by U.S. federal or state examining authorities as a "bank," "savings and loan association," "insurance company," or "small business investment company" (within the meaning of 17 C.F.R. ss. 230.501(a)) or an account for which a bank or savings and loan association is subscribing in a fiduciary capacity;

     o A broker or dealer registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

     o An investment company registered under the Investment Company Act of 1940, as amended ("1940 Act");

     o An entity that has elected to be treated or qualifies as a "business development company" within the meaning of Section 2(a)(48) of the 1940 Act or Section 202(a)(22) of the Advisers Act;

     o An insurance company as defined in Section 2(a)(13) of the Securities Act of 1933, as amended ("1933 Act");

     o A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

     o A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

     o An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are "accredited investors" (as defined in Regulation D under the 1933 Act); or

     o An entity in which all of the equity owners are "accredited investors" (as defined in Regulation D under the 1933 Act).

2. In certifying that I am an "Eligible Investor," I hereby certify that I am a U.S. person for Federal income tax purposes.

                                                                   APPENDIX B

                         DB HEDGE STRATEGIES FUND LLC
                             AMENDED AND RESTATED
                 LIMITED LIABILITY COMPANY OPERATING AGREEMENT


THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT of DB Hedge Strategies Fund LLC (the "Fund") is made effective as of [March 11, 2005] by and among the Investment Adviser and each person hereinafter admitted to the Fund and reflected on the books of the Fund as a Member.

                             W I T N E S S E T H :

     WHEREAS, the Fund heretofore has been formed as a limited liability company under the Delaware Act, pursuant to the Certificate dated as of October 23, 2001 and filed with the Secretary of State of the State of Delaware on October 23, 2001;

     WHEREAS, the Fund was initially governed by the Limited Liability Company Operating Agreement dated as of October 23, 2001 (the "Existing Agreement");

     WHEREAS, the Board desires to amend and restate the Existing Agreement to amend and modify certain of the provisions hereof pursuant to the Board's authority to do so under Section 8.1(c)(2) of the Existing Agreement and to set forth the terms on which the Fund shall hereafter be governed; and

     WHEREAS, the Board has approved the amendments contained in this Agreement in accordance with the provisions of Section 8.1(a)(i);

     NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                  ------------------------------------------

                                   ARTICLE I
                                  DEFINITIONS

                  ------------------------------------------

For purposes of this Agreement:

     1.1 ADVISERS ACT means the Investment Advisers Act of 1940 and the rules, regulations, and orders thereunder, as amended from time to time, or any successor law.

     1.2 AFFILIATE means affiliated person as such term is defined in the 1940 Act, as hereinafter defined.

     1.3 AGREEMENT means this Amended and Restated Limited Liability Company Operating Agreement, as amended and/or restated from time to time.

     1.4 BOARD means the Board of Directors established pursuant to Section
2.6 and each Director on the Board shall be deemed a "Manager" of the Fund within the meaning of the Delaware Act.

     1.5 CAPITAL ACCOUNT means, with respect to each Member, the capital account established and maintained on behalf of each Member pursuant to
Section 5.3.

     1.6 CAPITAL CONTRIBUTION means the contribution, if any, made, or to be made, as the context requires, to the capital of the Fund by a Member.

     1.7 CAPITAL PERCENTAGE means a percentage established for each Member as of each Expense Allocation Date. The Capital Percentage of a Member on an Expense Allocation Date shall be determined by dividing the amount of capital contributed to the Fund by the Member pursuant to Section 5.1 by the sum of the capital contributed to the Fund by each Member pursuant to Section 5.1 on or prior to such Expense Allocation Date. The sum of the Capital Percentages of all Members on each Expense Allocation Date shall equal 100%.

     1.8 CERTIFICATE means the Certificate of Formation of the Fund and any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

     1.9 CLASS means any class of limited liability company interests established by the Board from time to time.

     1.10 CLOSING means the closing of a subscription to purchase a Unit.

     1.11 CODE means the United States Internal Revenue Code of 1986, as amended and as hereafter amended from time to time, or any successor law.

     1.12 CONFIDENTIAL INFORMATION shall have the meaning as set forth in
Section 8.12(a).

     1.13 DELAWARE ACT means the Delaware Limited Liability Company Act (6 DEL.C. ss.ss. 18-101, et seq.) as in effect on the date hereof and as amended from time to time, or any successor law.

     1.14 DIRECTOR means each person who initially serves on the Board pursuant to Section 2.6 or who, from time to time, pursuant to this Agreement shall serve on the Board as indicated in the records of the Fund. Each Director shall be deemed a "Manager" of the Fund within the meaning of the Delaware Act.

     1.15 EXPENSE ALLOCATION DATE means the initial Closing, and thereafter each day, through and including the date which is twelve months after the initial Closing, as of which a contribution to the capital of the Fund is made pursuant to Section 5.1.

     1.16 FISCAL PERIOD means the period commencing on the initial Closing, and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

          (1)  the last day of a Fiscal Year;

          (2) the day preceding any day as of which a contribution to the capital of the Fund is made pursuant to Section 5.1;

          (3) the day as of which the Fund repurchases all or a portion of the Units of any Member pursuant to this Agreement;

          (4) any day as of which there is any distribution to a Member pursuant to Section 5.8;

          (5) any other day as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective Fund Percentages;

          (6)  the date as of which the Fund terminates; or

          (7)  any other date as established by the Board.

     1.17 FISCAL YEAR, for accounting purposes, means the period commencing on the initial Closing and ending on March 31 and thereafter each period commencing on April 1 of each year and ending on March 31 of each year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless the Directors shall designate another fiscal year for the Fund that is a permissible taxable year under the Code. For tax purposes, the 12-month period ending December 31 of each year will be the Fund's taxable year.

     1.18 FORM N-2 means the Fund's Registration Statement on Form N-2 or any successive form filed with the Securities and Exchange Commission ("SEC"), as amended from time to time.

     1.19 FUND means the limited liability company governed hereby, as such limited liability company may from time to time be constituted.

     1.20 FUND PERCENTAGE means a percentage established for each Member on the Fund's books as of the first day of each Fiscal Period. The Fund Percentage of a Member for a Fiscal Period shall be determined by dividing the balance of the Member's Capital Account as of the commencement of such Fiscal Period by the sum of the Capital Accounts of all of the Members as of the commencement of such Fiscal Period. The sum of the Fund Percentages of all Members for each Fiscal Period shall equal 100%.

     1.21 INDEPENDENT DIRECTORS means those Directors who are not "interested persons" of the Fund as such term is defined in the 1940 Act.

     1.22 INTEREST means the entire limited liability company interest (as defined in the Delaware Act) in the Fund at any particular time of a Member or other person to whom an Interest or portion thereof has been transferred pursuant to this Agreement, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

     1.23 INVESTED CAPITAL means, with respect to any Member, the amount of such Member's aggregate Net Capital Contributions to the Fund, subject to any adjustments made and decreased by any withdrawals, repurchases, or distributions.

     1.24 INVESTMENT ADVISER means the person who at any particular time serves as the investment adviser to the Fund pursuant to a written agreement with the Fund.

     1.25 INVESTMENT FUNDS means unregistered investment funds and/or registered investment companies in which the Fund may invest.

     1.26 INVESTMENT MANAGEMENT AGREEMENT means a separate written agreement between the Fund and the Investment Adviser pursuant to which the Investment Adviser performs certain investment advisory and supervisory services to the Fund.

     1.27 MANAGEMENT FEE means the fee paid to the Investment Adviser out of the Fund's assets pursuant to an Investment Management Agreement, and debited against Members' Capital Accounts.

     1.28 MEMBER means any person who shall have been admitted to the Fund as a member or a substitute Member who is admitted to the Fund pursuant to this Agreement, in such person's capacity as a Member until the Fund repurchases the entire Interest of such person as a Member pursuant to Section 4.5 hereof or a substituted Member or Members are admitted with respect to any such person's entire Interest as a Member pursuant to Section 4.4 hereof. The Members shall constitute a single class or group of members.

     1.29 NEGATIVE BASIS shall have the meaning set forth in Section 5.7.

     1.30 NEGATIVE BASIS MEMBER shall have the meaning set forth in Section
5.7.

     1.31 NET ASSET VALUE means the total value of all assets of the Fund as valued pursuant to Section 7.3, less an amount equal to all accrued debts, liabilities, and obligations of the Fund, calculated before giving effect to any repurchase of Units.

     1.32 NET CAPITAL CONTRIBUTION means the Member's Capital Contribution minus fees or expenses, if any.

     1.33 NET PROFIT OR NET LOSS means the amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period, such amount to be adjusted to exclude any items to be allocated among the Capital Accounts of the Members on a basis that is not in accordance with the respective Fund Percentages of all Members as of the commencement of such Fiscal Period pursuant to this Agreement.

     1.34 1940 ACT means the Investment Company Act of 1940 and the rules, regulations, and orders thereunder, as amended from time to time, or any successor law.

     1.35 1934 ACT means the Securities Exchange Act of 1934 and the rules, regulations, and orders thereunder, as amended from time to time, or any successor law.

     1.36 OFFERING PERIOD means the period beginning when the Fund commences the sale of Units.

     1.37 ORGANIZATIONAL EXPENSES means the expenses, including initial registration fees with the SEC, incurred by the Fund in connection with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Units.

     1.38 PERSON means any individual, entity, corporation, partnership, association, limited liability company, joint-stock company, trust, estate, joint venture, organization, or unincorporated organization.

     1.39 PORTFOLIO MANAGERS means portfolio managers of the Investment Funds in which the Fund invests, among which the Fund deploys some or all of its assets.

     1.40 POSITIVE BASIS shall have the meaning as set forth in Section 5.7.

     1.41 POSITIVE BASIS MEMBER shall have the meaning as set forth in Section 5.7.

     1.42 REPURCHASE VALUATION DATE shall have the meaning set forth in
Section 4.5.

     1.43 SECURITIES means securities (including, without limitation, equities, debt obligations, options, and other "securities" as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation, currency, or commodity, all manner of derivative instruments and any contracts based on any index or group of securities, debt obligations, currencies, or commodities, and any options thereon.

     1.44 SECURITIES ACT means the Securities Act of 1933, as amended and any regulations promulgated thereunder.

     1.45 SERIES means any series of limited liability company interests established by the Board relating to a distinct portfolio and having separate rights and powers with respect to the assets of the Fund allocated to such Series.

     1.46 TAX MATTERS MEMBER means the Member designated as "tax matters member" of the Fund pursuant to Section 8.18 hereof.

     1.47 TRANSFER means the assignment, transfer, sale, or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.

     1.48 UNIT means the interest of a Member in the Fund represented by an original Capital Contribution of $1,000 at the initial Closing of subscriptions for Interests in the Fund, and with a net asset value determined from time to time thereafter as provided in Section 7.3.

     1.49 VALUATION DATE means any date in which the Net Asset Value of the Fund is computed.

                  ------------------------------------------

                                  ARTICLE II
                   ORGANIZATION; ADMISSION OF MEMBERS; BOARD

                  ------------------------------------------

     2.1 FORMATION OF LIMITED LIABILITY COMPANY. Any person so designated by the Board hereby is designated as an authorized person, within the meaning of the Delaware Act, to execute, deliver, and file all certificates (and any amendments and/or restatements thereof) required or permitted by the Delaware Act to be filed in the office of the Secretary of State of the State of Delaware. The Board shall cause to be executed and filed with applicable governmental authorities any other instruments, documents, and certificates which, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware, or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid existence and business of the Fund.

     2.2 NAME. The initial name of the Fund was DB Absolute Return Fund LLC pursuant to the Certificate dated as of October 23, 2001 and filed with the Secretary of State of the State of Delaware on October 23, 2001. The name of the Fund, as changed by an amendment to the Certificate dated January 11, 2002 and filed with the Secretary of State of the State of Delaware on January 11, 2002, shall be DB Hedge Strategies Fund LLC or such other name as the Board hereafter may adopt upon: (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act; and (ii) sending notice thereof to each Member. The Fund's business may be conducted under the name of the Fund or, to the fullest extent permitted by law, any other name or names deemed advisable by the Board.

     2.3 PRINCIPAL AND REGISTERED OFFICE. The Fund shall have its principal office at the principal office of the Investment Adviser, or at such other place designated from time to time by the Board.

     2.4 The Fund shall have its registered office in the State of Delaware at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and shall have the Corporation Trust Company as its registered agent at such registered office for service of process in the State of Delaware, unless a different registered office or agent is designated from time to time by the Board in accordance with the Delaware Act.

     2.5 DURATION. The term of the Fund commenced on the filing of the Certificate with the Secretary of State of the State of Delaware and shall continue perpetually unless and until the Fund is dissolved pursuant to
Section 6.1 hereof.

     2.6 BUSINESS OF THE FUND. The business of the Fund is, without limitation, to purchase, sell, invest, and trade in Securities, both directly and through the purchase of limited partnership and other interests in the Investment Funds and to engage in any financial or derivative transactions relating thereto or otherwise and to engage in such other activities and to exercise such rights and powers as permitted by limited liability companies under the Delaware Act. On behalf of the Fund, the officers of the Fund may execute, deliver, and perform all contracts, agreements, and other undertakings and engage in all activities and transactions as may in the opinion of the Board be necessary or advisable to carry out the Fund's business and any amendments to any such contracts, agreements, and other undertakings, all without any further act, vote, or approval of any other person, notwithstanding any other provision of this Agreement.

     2.7 THE BOARD.

     (a) Those persons listed on Schedule I who shall agree to be bound by the terms of this Agreement shall serve as Directors of the Board, which agreement to be bound shall be effective as of the date of their acceptance of their appointment as Director. The Board may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Director and the provisions of Section 3.3 hereof with respect to the election of Directors by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Director. The names and mailing addresses of the Directors shall be set forth in the books and records of the Fund. The number of Directors shall be fixed from time to time by a written instrument signed by, or by resolution approved at a duly constituted meeting by vote of, a majority of the Board, provided however that the number of Directors shall at all times be at least one and no more than ten as determined, from time to time, by the Directors pursuant to this Agreement.

     (b) Each Director shall serve as a Director for the duration of the term of the Fund, unless his or her status as a Director shall be sooner terminated pursuant to Section 4.2 hereof. If any vacancy in the position of a Director occurs, the remaining Directors may appoint a person to serve in such capacity, provided such appointment is in accordance with the 1940 Act. The Directors may call a meeting of Members to fill any vacancy in the position of Director, and shall do so when required by the 1940 Act.

     (c) In the event that no Director remains to continue the business of the Fund, the Investment Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Director ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Directors to the Board. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity, then the Fund shall be dissolved pursuant to Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 6.2 hereof.

     2.8 MEMBERS.

     (a) The Board may admit one or more Members at such times as the Board may determine. Members may be admitted to the Fund subject to the condition that each such Member execute an appropriate signature page of this Agreement, application, subscription agreement, or without such execution, if such Member orally, in writing, or by other action, including, but not limited to payment for Units, complies with the conditions for becoming a Member and pursuant to which such Member agrees to be bound by all the terms and provisions hereof. This Agreement shall not be unenforceable by reason of it not having been signed by a person being admitted as a Member. The Board, in its sole and absolute discretion, may reject applications or subscription agreements for Units in the Fund. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member. Such record of Members shall also set forth the number of Units that each Member holds.

     (b) If a Member is admitted to the Fund prior to the initial Closing, the Invested Capital of such Member shall be adjusted by any Net Profit or Net Loss allocable to such Member for the period through the initial Closing.

     2.9 BOTH DIRECTORS AND MEMBERS. A Member may at the same time be a Director, a Member, or an Investment Adviser, and a Member in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions hereof and as provided in the Delaware Act and the 1940 Act. A Director need not be a Member.

     2.10 LIMITED LIABILITY. To the fullest extent permitted under applicable law, a Member shall not be liable for the Fund's debts, obligations, or liabilities in any amount in excess of the Capital Account balance of such Member. To the fullest extent permitted under applicable law, the Investment Adviser and Directors shall not be liable for the Fund's debts, obligations, and liabilities.

     2.11 SERIES. The Fund may create one or more Series and/or classes from time to time. With respect to any Series established by the Fund, the following provisions shall apply:

     (a) separate and distinct records shall be maintained for each Series, and the assets associated with any such Series shall be held and accounted for separately from the other assets of the Fund or any other Series;

     (b) the debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of the Fund generally or any other Series;

     (c) the Board, in its sole and absolute discretion, shall have authority to restrict allocations or transfers of Member Capital Contributions to or from any Series; and

     (d) notwithstanding Section 18-215 of the Delaware Act, the failure of a Series to have any Member associated with it shall not be the basis for the dissolution of the Series and the winding up of its affairs unless in accordance with the provisions of Article VI.

                  ------------------------------------------

                                 ARTICLE III
                                  MANAGEMENT

                  ------------------------------------------

     3.1 MANAGEMENT AND CONTROL.

     (a) Management and control of the business of the Fund shall be vested in the Board, which shall have the right, power, and authority, on behalf of the Fund and in its name, to exercise all rights, powers, and authority of "managers" under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and its duties hereunder. No Director shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Director's authority as delegated by the Board. The parties hereto intend that, except to the extent otherwise expressly provided herein: (i) each Director shall be vested with the same powers, authority, and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation; and (ii) each Independent Director shall be vested with the same powers, authority, and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company as such term is defined in the 1940 Act. During any period in which the Fund shall have no Directors, the Investment Adviser shall continue to serve as the adviser to the Fund. The Directors may make Capital Contributions and own Units in the Fund.

     (b) Each Member agrees not to treat, on his personal income tax return or in any claim for a tax refund, any item of income, gain, loss, deduction, or credit in a manner inconsistent with the treatment of such item by the Fund. The Board shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Fund under any provisions of the Code or any other revenue laws.

     (c) Members shall have no right to participate in and shall take no part in the management or control of the Fund's business, except to the extent specifically provided herein, and shall have no right, power, or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

     (d) The Board may delegate to any person, including officers of the Fund, any rights, power, and authority vested by this Agreement in the Board to the extent permissible under applicable law.

     3.2 ACTIONS BY THE BOARD.

     (a) Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Directors (which majority shall include any requisite number of Independent Directors required by the 1940 Act) present at a meeting duly called at which a quorum of the Directors shall be present (in person, which may include any means of communication that allows all Directors participating to hear each other simultaneously during the meeting, as permitted by the SEC and/or the 1940 Act, or, if in person attendance is not required by the 1940 Act, in person or by telephone); or (ii) by unanimous written consent of all of the Directors without a meeting, if permissible under the 1940 Act.

     (b) The Board may designate from time to time a Chairperson who shall preside at all meetings. Meetings of the Board may be called by the Chairperson or any two Directors, and may be held on such date and at such time and place as the Board shall determine. Each Director shall be entitled to receive written notice of the date, time, and place of such meeting within a reasonable time in advance of the meeting. Notice need not be given to any Director who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Directors may attend and participate in any meeting by telephone, except where in person attendance at a meeting is required by the 1940 Act. A majority of the Directors then in office shall constitute a quorum at any meeting.

     (c) The Board may designate from time to time agents and employees of the Fund, including without limitation employees of the Investment Adviser, who shall have the same powers and duties on behalf of the Fund (including the power to bind the Fund) as are customarily vested in officers of a Delaware corporation, and designate them as officers of the Fund.

     3.3 MEETINGS OF MEMBERS.

     (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board or by Members holding a majority of the total number of votes eligible to be cast by all Members, and may be held at such time, date, and place as the Board shall determine. The Board shall arrange to provide written notice of the meeting, stating the date, time, and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act: (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Directors; and
(ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

     (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Fund Percentage as of the record date for such meeting. The Board shall establish a record date not less than 10 nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes which each Member will be entitled to cast thereat, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

     (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

     3.4 CUSTODY OF ASSETS OF THE FUND. The physical possession of all funds, Securities, or other property of the Fund shall at all times, be held, controlled, and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act.

     3.5 OTHER ACTIVITIES OF MEMBERS AND DIRECTORS.

     (a) The Directors shall not be required to devote full time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

     (b) Any Member, Director, or Affiliate of the foregoing may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisers, or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member shall have any rights in or to such activities of any other Member or Director, or any profits derived therefrom.

     3.6 DUTY OF CARE.

     (a) A Director shall not be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of the Director's services under this Agreement, unless it shall be determined by final judicial decision in a court of competent jurisdiction on the merits from which there is no further right to appeal that such loss is due to an act or omission of such person constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Director's office or as otherwise required by law.

     (b) A Member not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for Units shall be liable to the Fund, any other Member, or third parties only as required by the Delaware Act or otherwise provided in this Agreement.

     3.7 INDEMNIFICATION.

     (a) To the fullest extent permitted by law, the Fund shall, subject to
Section 3.7(b) hereof, indemnify each Director (including for this purpose their executors, heirs, assigns, successors, or other legal representatives), the Investment Adviser and Tax Matters Member (including for this purpose each affiliate, shareholder, partner, member, officer, director, principal, employee, or agent of the Investment Adviser and the Tax Matters Member) and the executors, heirs, assigns, successors, or other legal representatives of each of the foregoing, and of any person who controls or is under common control, or otherwise affiliated, with the Investment Adviser or the Tax Matters Member (and their executors, heirs, assigns, successors, or other legal representatives) against all losses, claims, damages, liabilities, costs, and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation, or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative, or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director, Investment Adviser, or the Tax Matters Member, as the case may be, of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost, or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation, or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this
Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

     (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation, or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under
Section 3.7(a) hereof; provided, however, that: (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill his or its undertaking; or (iii) a majority of the Directors (excluding any Director who is seeking advancement of expenses hereunder or is or has been a party to any action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

     (c) As to the disposition of any action, suit, investigation, or proceeding (whether by a compromise payment, pursuant to a consent decree, or otherwise) without an adjudication or a decision on the merits by a court of competent jurisdiction, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.7(a) hereof if: (i) approved as in the best interests of the Fund by vote of a majority of the Directors (excluding any Director who is seeking indemnification hereunder or is or has been a party to any action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office; or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

     (d) Any indemnification or advancement of expenses made pursuant to this
Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a final decision on the merits in a court of competent jurisdiction in any action, suit, investigation, or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

     (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 as to which he, she, or it may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

     (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Director or other person.

     3.8 FEES, EXPENSES, AND REIMBURSEMENT.

     (a) So long as the Investment Adviser (or its affiliates) provides management services to the Fund, it shall be entitled to receive fees for such services as may be agreed to by the Investment Adviser and the Fund pursuant to an Investment Management Agreement, provided however, the Board has approved such agreement and fees. The Management Fee will be computed based on the Capital Account of each Member as of the end of business on the last business day of each month, after adjustment for any subscriptions effective on such date and before giving effect to any repurchase of Units effective as of such date. The Investment Adviser may waive or reduce the Management Fee calculated with respect to, and deducted from, the Capital Account of any Member and may pay all or part of the Management Fee to third parties for services rendered in connection with the placement of Units.

     (b) The Board may cause the Fund to compensate each Director for his or her services hereunder. In addition, the Fund shall reimburse the Directors for reasonable out-of-pocket expenses incurred by them in performing their duties under this Agreement.

     (c) The Fund shall bear all of its own operating expenses incurred in the business of the Fund other than those specifically required to be borne by the Investment Adviser or another party pursuant to a separate written agreement with the Fund as contemplated by Section 3.8(a) hereof. Expenses to be borne by the Fund include, but are not limited to, the following:

          (1) all costs and expenses related to portfolio transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on Securities sold short, dividends on Securities sold short but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, and taxes withheld on foreign dividends and indirect expenses from investments in Investment Funds;

          (2) all costs and expenses associated with the organization, operation, and registration of the Fund, offering costs, and the costs of compliance with any applicable Federal or state laws;

          (3) the costs and expenses of holding meetings of the Board and any meetings of Members that are regularly scheduled, permitted, or are required to be held by this Agreement, the 1940 Act, or other applicable law;

          (4) fees and disbursements of any attorneys, accountants (including tax preparation fees), auditors, and other consultants and professionals engaged on behalf of the Fund to assist in connection with its operations;

          (5) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund, the Investment Adviser, or the Directors;

          (6)  any fees payable to the Investment Adviser;

          (7) all costs and expenses associated with the organization of any subsidiary vehicle deemed necessary for the investment operations of the Fund, or with the conversion of the Fund to a master-feeder structure as contemplated by Section 8.10 hereof;

          (8) all costs and expenses of preparing, printing, and distributing reports and other communications to Members;

          (9) the fees of custodians, transfer agents, and other persons providing administrative services to the Fund;

          (10) all expenses in computing the net asset value of the Fund and the Units, including any equipment or services obtained for such purposes;

          (11) administrative and member service fees incurred by the Fund will be allocated among its various classes based on the net asset value of the Fund attributable to each such class; and

          (12) such other types of expenses as may be approved from time to time by the Board.

     The Investment Adviser shall be entitled to reimbursement from the Fund for any of the above expenses that it pays on behalf of the Fund.

     (d) Subject to procuring any required regulatory approvals, the Fund from time to time, alone or in conjunction with other accounts for which the Investment Adviser, or any Affiliate of the Investment Adviser, acts as general partner, managing member, or investment adviser, may purchase insurance in such amounts, from such insurers and on such terms as the Board shall determine.

                  ------------------------------------------

                                  ARTICLE IV
          TERMINATION OF STATUS OF INVESTMENT ADVISER AND DIRECTORS;
                    TRANSFERS, REPURCHASES, AND REDEMPTIONS

                  ------------------------------------------

     4.1 TERMINATION OF STATUS OF THE INVESTMENT ADVISER. The status of the Investment Adviser shall terminate if the Investment Management Agreement with the Investment Adviser terminates and the Fund does not enter into a new Investment Management Agreement with the Investment Adviser, effective as of the date of such termination.

     4.2 TERMINATION OF STATUS OF A DIRECTOR. The status of a Director shall terminate if the Director: (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Director (upon not less than 90 days' prior written notice to the other Directors, unless the other Directors waive such notice); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law, or make an assignment for the benefit of creditors; or (vii) shall have a receiver appointed to administer the property or affairs of such Director.

     4.3 REMOVAL OF THE DIRECTORS. Any Director may be removed by: (i) the vote or written consent of at least two-thirds (2/3) of the Directors not subject to the removal or vote; or (ii) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

     4.4 TRANSFER OF UNITS OF MEMBERS.

     (a) Units held by a Member may be transferred only: (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, or dissolution of such Member; or (ii) under extremely limited circumstances, with the written consent of the Board (which may be withheld for any reason in its sole and absolute discretion). If any transferee does not meet such investor eligibility requirements, the Fund reserves the right to redeem its Units. If the

Board does not consent to a transfer by operation of law, the Fund shall redeem the Unit from the Member's successor. Any transfer must comply with the Securities Act. The Board generally will not consent to a transfer unless the transfer is: (i) one in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member (e.g,. certain gifts and contributions to family entities); or (ii) to members of the transferring Member's immediate family (siblings, spouse, parents, and children). The foregoing permitted transferees will not be allowed to become substituted Members without the consent of the Board, which may be withheld in its sole and absolute discretion. Each transferring Member and transferee agree to pay all expenses, including, but not limited, to attorneys' and accountants' fees, incurred by the Fund in connection with any transfer.

     (b) By subscribing for Units, each Member agrees to indemnify and hold harmless the Fund, the Board, the Investment Adviser, or each other Member, and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Member in violation of this Section 4.4 or any misrepresentation made by that Member in connection with any such transfer.

     (c) Each transferring Member shall indemnify and hold harmless the Fund, the Board, the Investment Adviser, or each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from: (i) any transfer made by such Member in violation of this Section 4.4; and (ii) any misrepresentation by such Member in connection with any such transfer.

     4.5 REPURCHASE OF UNITS.

     (a) General. Except as otherwise provided in this Agreement, no Member or other person holding Units or portion thereof shall have the right to require the Fund to redeem its Units. The Board of the Fund, from time to time, and in its sole and absolute discretion, may determine to cause the Fund to offer to repurchase Units from Members, including the Investment Adviser, on such terms and conditions as set forth in this Agreement. However, the Fund shall not offer to repurchase Units on more than four occasions during any one Fiscal Year unless it has been advised by counsel to the Fund to the effect that more frequent offers would not cause any adverse tax consequences to the Fund or its Members. In accordance with the terms and conditions as are set forth in this Agreement, in determining whether to cause the Fund to repurchase Units pursuant to written requests by Members, the Board shall consider, among other things, the recommendation of the Investment Adviser and shall also consider the following factors, among others, in making such determination:

          (1) whether any Members have requested that the Fund repurchase their Units;

          (2)  the liquidity of the Fund's assets;

          (3) the investment plans and working capital requirements of the Fund;

          (4) the relative economies of scale with respect to the size of the Fund;

          (5)  the history of the Fund in repurchasing Units;

          (6)  the economic condition of the securities markets; or

          (7) the anticipated tax consequences of any proposed repurchases of Units.

     (b) Discretionary Repurchases. The Board shall cause the Fund to repurchase Units on terms fair to the Fund and to all Members or one or more classes of Members (including persons holding Units acquired from Members), as applicable, in the following manner:

          (1) The Board will provide written notice to Members when it has determined, in its sole and absolute discretion, that the Fund will repurchase Units. Such notice will describe the terms of the repurchase offer, including:

               (i)    the commencement date of the repurchase offer;

               (ii) the date on which repurchase requests must be received by the Fund (the "Repurchase Request Deadline"); and

               (iii) other information that Members should consider in deciding whether and how to participate in such repurchase opportunity.

          (2) Members must submit, in writing, requests for repurchase to the Fund or its designated agent. The Repurchase Request Deadline will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer and such Repurchase Request Deadline may be extended by the Board in its sole and absolute discretion. The Fund will not accept any repurchase request received by it or its designated agent after the Repurchase Request Deadline.

          (3) Payment for Units accepted by the Fund for repurchase will be made in whole or in part in cash or Securities of equivalent value. The amount due to any Member whose Units are repurchased will be equal to the value of the Member's Capital Account or portion thereof based on the net asset value of the Fund's assets as of the effective date of repurchase (the "Repurchase Valuation Date"), after giving effect to all allocations to be made to the Member's Capital Account as of such date. The Repurchase Valuation Date is the last business day of the quarter in which the Repurchase Request Deadline occurs, which will be approximately 65 days after the Repurchase Request Deadline. Payment amounts shall ordinarily be calculated within 10 business days after the Repurchase Valuation Date in accordance with the Fund's valuation procedures as adopted by the Fund's Board.

          (4) Payment for Units accepted by the Fund for repurchase will generally be made within 30 days of the Repurchase Valuation Date.

          (5) The Fund may suspend or postpone any repurchase offer, by vote of a majority of the Board, including a majority of the Independent Directors, including but not limited to:

               (i) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's nets assets;

               (ii) for any other periods that the SEC permits by order for the protection of Members; or

               (iii) under such other unusual circumstances as the Board deems advisable for the benefit of the Fund and its Members.

          (6) The Board, in its sole and absolute discretion, shall determine the amount of Units to be repurchased, if any. If a greater number of Units is submitted for repurchase by Members as of the Repurchase Request Deadline than the repurchase offer amount, as determined by the Board in its sole and absolute discretion, the Fund may repurchase an additional amount of Units not to exceed 2% of the Units outstanding on the Repurchase Request Deadline. If the Board determines not to repurchase more than the repurchase offer amount or if Members submit for repurchase Units in an amount exceeding the repurchase offer amount plus 2% of the Units outstanding on the Repurchase Request Deadline, the Fund shall repurchase the Units submitted for repurchase on a pro rata basis, disregarding fractions, according to the number of Units submitted for repurchase by each Member as of the Repurchase Request Deadline; provided, however, that this provision shall not prohibit the Fund from:

               (i) accepting all Units submitted for repurchase by Members who own, beneficially or of record, an aggregate of not more than a specified percentage of such Units and who submit for repurchase all their Units, before prorating Units submitted for repurchase by other Members; or

               (ii) accepting by lot Units submitted for repurchase by Members who offer all Units held by them or who, when submitting for repurchase their Units, elect to have either all or none or at least a minimum amount or none accepted, if the Fund first accepts all Units submitted for repurchase by Members who do not so elect.

          (7) The Board may, in its sole and absolute discretion, elect to impose charges on Members or other persons who submit their Units for repurchase. The Board may also, in its sole and absolute discretion, allocate to tendering Members withdrawal or similar charges imposed by Investment Funds if the Fund has requested withdrawal of its capital from any Investment Funds in order to fund the repurchase of Units and such charges were imposed on the Fund.

          (8) A Member who submits for repurchase only a portion of such Member's Units shall be required to maintain a Capital Account balance at least equal to $50,000.

          (9) The Investment Adviser may submit for repurchase its Unit(s) as a Member under Section 4.5 hereof.

     (c) Mandatory Redemptions. The Board may cause the Fund to redeem Units of a Member or any person acquiring Units thereof from or through a Member in the event that the Board determines or has reason to believe that, among other things:

          (1) such Units have been transferred or such Units have vested in any person by operation of law as a result of the death, dissolution, bankruptcy, or incompetency of a Member;

          (2) ownership of such Unit by a Member or other person will cause the Fund to be in violation of, or require registration of any Units, or subject the Fund or the Investment Adviser to additional registration or regulation under, the securities, commodities, or other laws of the United States or any other relevant jurisdiction;

          (3) continued ownership of such Units may be harmful or injurious to the business or reputation of the Fund or the Investment Adviser, or may subject the Fund or any of its Members to an undue risk of adverse tax or other fiscal consequences;

          (4) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets;

          (5) any representation or warranty made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true; or

          (6) it would be in the best interests of the Fund, as determined by the Board in its sole and absolute discretion, for the Fund to redeem such a Unit.

                  ------------------------------------------

                                  ARTICLE V
                                    CAPITAL

                  ------------------------------------------

     5.1 CONTRIBUTIONS TO CAPITAL.

     (a) The minimum Capital Contribution of each Member to the capital of the Fund shall be such amount as the Board in its sole and absolute discretion may determine from time to time. The amount of the initial Capital Contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Directors shall not be entitled to make voluntary contributions of capital to the Fund as Directors of the Fund, but may make voluntary contributions to the capital of the Fund as Members. The Investment Adviser may make voluntary contributions to the capital of the Fund as a Member.

     (b) If permitted by the Board, a Member and the Investment Adviser, as a Member, may make additional Capital Contributions of the Fund, effective as of such times as the Board in its discretion may permit, subject to the limitations applicable to the admission of Members pursuant to this Agreement. No Member shall be obligated to make any additional Capital Contribution except to the extent provided in this Agreement.

     (c) Except as otherwise permitted by the Board, initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash.

     (d) The minimum initial and additional Capital Contributions may be increased or reduced by the Board.

     (e) The Fund shall issue additional Units to Members making additional Capital Contributions. The number of Units shall be determined by dividing the amount of the additional Capital Contribution by the net asset value per Unit as of the date the contribution is accepted.

     5.2 RIGHTS OF MEMBERS TO CAPITAL.

     No Member shall be entitled to interest on his or its contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except as otherwise specifically provided herein. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

     5.3 CAPITAL ACCOUNTS.

     (a) The Fund shall maintain a separate Capital Account for each Member.

     (b) Each Member's Capital Account shall have an initial balance equal to the amount of cash constituting such Member's Net Capital Contribution.

     (c) Each Member's Capital Account shall be increased by the sum of: (i) the amount of cash constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1; plus (ii) any amount credited to such Member's Capital Account pursuant to this Article V.

     (d) Each Member's Capital Account shall be reduced by the sum of: (i) the amount of any repurchase of the Units, or portion thereof, of such Member or distributions to such Member pursuant to this Agreement; plus (ii) any amounts debited against such Member's Capital Account pursuant to this Article V.

     (e) If all or a portion of the Units of a Member is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units.

     (f) Increases or reductions pursuant to paragraphs (c) and (d) may be made through adjustments to the number of Units of each Member.

     5.4 ALLOCATION OF NET PROFIT AND LOSS.

     As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Fund Percentages for such Fiscal Period.

     5.5 ALLOCATION OF CERTAIN WITHHOLDING TAXES AND OTHER EXPENDITURES.

     (a) If the Fund incurs a withholding tax or other tax obligation with respect to the share of Fund income allocable to any Member, then the Board, without limitation of any other rights of the Fund or the Board, shall cause the amount of such obligation to be debited against the Capital Account of such Member when the Fund pays such obligation, and any amounts then or thereafter distributable to such Member shall be reduced by the amount of such taxes. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Fund, the amount of such excess. The Fund shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption; provided, that in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, the Fund may, at the request and expense of such Member, assist such Member in applying for such refund.

     (b) Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

     5.6 RESERVES.

     (a) Appropriate reserves may be created, accrued, and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Investment Adviser or the Board, such reserves to be in the amounts which the Board in its sole and absolute discretion deem necessary or appropriate. The Board may increase or reduce any such reserves from time to time by such amounts as it in its sole and absolute discretion deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, may be proportionately charged or credited, as appropriate, to the Members' Capital Accounts. The amount of any such reserve, or any increase or decrease therein, may be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased, or decreased, as the case may be; provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease shall instead be charged or credited to those parties who were Members at the time, as determined by the Board in its sole and absolute discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased, or decreased in proportion to their Capital Accounts at that time.

     (b) To the extent permitted under applicable law, if at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions, or repurchases of Units or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

     (c) To the extent permitted under applicable law, if any amount is required by paragraph (a) or (b) of this Section 5.6 to be charged or credited to a party who is no longer a Member, such amount shall be paid by or to such party, as the case may be, in cash, with interest from the date on which the Board determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that: (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such party ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

     5.7 TAX ALLOCATIONS. For each Fiscal Year, items of income, deduction, gain, loss, or credit shall be allocated for income tax purposes among the Members in such a manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior Fiscal Years (or relevant portions thereof). Allocations under this Section 5.7 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), 1.704-1(b)(4)(i), and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

     If the Fund realizes capital gains (including short-term capital gains) for Federal income tax purposes for any Fiscal Year during or as of the end of which one or more Positive Basis Members (as hereinafter defined) withdraw from the Fund pursuant to Articles IV or VI hereof, the Board, in its sole and absolute discretion, may elect to allocate such gains as follows: (i) to allocate such gains among such Positive Basis Members, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated; and (ii) to allocate any gains not so allocated to Positive Basis Members to the other Members in such manner as shall equitably reflect the amounts credited to such Members' Capital Accounts pursuant to this Agreement.

     If the Fund realizes losses for Federal income tax purposes for any Fiscal Year during or as of the end of which one or more Negative Basis Members (as hereinafter defined) withdraws from the Fund pursuant to Articles IV or VI hereof, the Board, in its sole and absolute discretion, may elect to allocate such losses as follows: (i) to allocate losses among such Negative Basis Members, pro rata in proportion to the respective Negative Basis (as hereinafter defined) of each such Negative Basis Member, until either the full amount of such losses have been so allocated or the Negative Basis of each such Negative Basis Member shall have been eliminated; and (ii) to allocate losses not so allocated to Negative Basis Members to the other Members in such manner as shall equitably reflect the amounts credited to such Members' Capital Accounts pursuant to this Agreement.

     As used herein: (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which the total of such Member's Capital Account as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death and without regard to such Member's share of the liabilities of the Fund under Section 752 of the Code); (ii) the term "Positive Basis Member" shall mean any Member who withdraws from the Fund and who has a Positive Basis as of the effective date of its withdrawal but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause (i) of Section 5.7(b) above equal to its Positive Basis as of the effective date of its withdrawal; (iii) the term "Negative Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which the total of such Member's Capital Account as of such time is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis," by reason of such Member's share of the liabilities of the Fund under Section 752 of the Code); and (iv) the term "Negative Basis Member" shall mean any Member who withdraws from the Fund and who has a Negative Basis as of the effective date of its withdrawal but such Member shall cease to be a Negative Basis Member at such time as it shall have received allocations pursuant to clause (i) of Section 5.7(c) above equal to its Negative Basis as of the effective date of its withdrawal.

     5.8 DISTRIBUTIONS.

     (a) The Board, in its sole and absolute discretion, may authorize the Fund to make distributions in cash at any time to all of the Members on a pro rata basis in accordance with the Members' Fund Percentage.

     (b) The Board may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law. For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and, if appropriate, reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Board, the amount of such excess.

     (c) The Board shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Fund and each of the Members from any and all damages, costs, and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

     (d) Notwithstanding anything to the contrary contained herein, none of the Directors or the Members, nor any other person on behalf of the Fund, shall make a distribution to the Members on account of their interest in the Fund if such distribution would violate the Delaware Act or other applicable law.

     (e) The amount and times of any distributions will be determined in the sole and absolute discretion of the Board.

     5.9 ALLOCATION OF ORGANIZATIONAL, OFFERING, AND CERTAIN OTHER EXPENSES. Organizational Expenses and any other expenses in connection with offering Units of the Fund and/or any expenses related to or in connection with any transfer of Units and/or repurchasing Units pursuant to Section 4.5, shall generally be treated as expenses of the Fund included in the computation of Net Profit and/or Net Loss (except to the extent that the Investment Adviser or another party determines in its discretion that it will assume, reimburse, and/or waive such expense). The Board may alternatively choose to amortize such expenses over a period of time to be determined by the Board. The Board may also allocate organizational and offering expenses (on an Expense Allocation Date or on such other date chosen by the Board) among the Members in a manner that allocates such expenses to Members purchasing Units in one or more offerings of Units. The Board may also allocate expenses of any transfer of Units to either the transferor and/or transferee and expenses of any repurchase of Units may be allocated to the Members whose Units are repurchased.

                  ------------------------------------------

                                  ARTICLE VI
                          DISSOLUTION AND LIQUIDATION

                  ------------------------------------------

     6.1 DISSOLUTION.

     (a) The Fund shall be dissolved at any time there are no Members, unless the Fund is continued in accordance with the Delaware Act, or upon the occurrence of any of the following events:

          (1) upon the affirmative vote to dissolve the Fund by: (i) the Board; or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

          (2) upon the failure of Members to elect a successor Board member at a meeting called by the Investment Adviser in accordance with this Agreement when no Board member remains to continue the business of the Fund;

          (3) if any Member that has submitted a written request, in accordance with the terms of the Operating Agreement, to tender all of such Member's Units for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period), provided, however, that a Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period; or

          (4)  as required by operation of law.

     Dissolution of the Fund shall be effective on the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60 day period during which the Board and Members may elect to continue the business of the Fund as provided herein, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section
6.2 hereof and the Certificate has been canceled.

     6.2 LIQUIDATION OF ASSETS.

     (a) Upon the dissolution of the Fund as provided in Section 6.1 hereof, the Board, acting directly or through a liquidator it selects, shall promptly liquidate the business and administrative affairs of the Fund, except that if the Board is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Article V. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board or liquidator shall deem appropriate in its sole and absolute discretion as applicable) shall, subject to the Delaware Act, be distributed in the following manner:

          (1) in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of the debts and liabilities of the Fund, including the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), but not including debt and liabilities to Members, up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

          (2) such debts, liabilities, or obligations as are owing to the Members shall be paid next in their order of seniority and on a pro rata basis; and

          (3) the Members shall be paid next on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

     (b) Anything in this Section 6.2 to the contrary notwithstanding, but subject to the priorities set forth in Section 6.2(a) above, upon dissolution of the Fund, the Board or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made: (i) the assets distributed in kind shall be valued pursuant to
Section 7.3 as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above; and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

                  ------------------------------------------

                                 ARTICLE VII
                 ACCOUNTING, VALUATIONS, AND BOOKS AND RECORDS

                  ------------------------------------------

     7.1 ACCOUNTING AND REPORTS.

     (a) The Fund shall adopt for tax accounting purposes any accounting method that the Board shall decide in its sole and absolute discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

     (b) After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete Federal and state income tax or information returns and any other tax information required by federal, state, or local law.

     (c) Except as otherwise required by the 1940 Act or as may otherwise be permitted by rule, regulation, or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the Fund shall furnish to each Member a semi-annual report containing the information required by the 1940 Act and an annual report containing the information required by the 1940 Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted accounting principles. The Fund may also furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

     7.2 DETERMINATIONS BY THE BOARD.

     (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board (either directly or by the Investment Adviser pursuant to delegated authority) unless specifically and expressly otherwise provided for by the provisions of this Agreement or as required by law, and such determinations and allocations shall be final and binding on all the Members.

     (b) The Board may make such adjustments to the computation of Net Profit or Net Loss or any components (withholding any items of income, gain, loss, or deduction) comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

     7.3 VALUATION OF ASSETS.

     (a) Valuation of Securities and other assets shall be made by the Board in accordance with the requirements of the 1940 Act and the valuation procedures adopted by the Board.

     (b) The net asset value of each Unit as of any date shall equal the Net Asset Value of the Fund, determined as provided in Section 7.3(a), divided by the number of outstanding Units on such date.

     (c) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole and the Units determined pursuant to this Section
7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                  ------------------------------------------

                                 ARTICLE VIII
                           MISCELLANEOUS PROVISIONS

                  ------------------------------------------

     8.1 AMENDMENT OF LIMITED LIABILITY COMPANY OPERATING AGREEMENT.

     (a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with the approval of: (i) the Board (including the vote of a majority of the Independent Directors, if required by the 1940 Act); or (ii) a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund.

     (b) Any amendment that would:

          (1) increase the obligation of a Member to make any contribution to the capital of the Fund;

          (2) reduce the Capital Account of a Member other than in accordance with Article V; or

          (3) modify the events causing the dissolution of the Fund may be made only if: (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof; or (ii) such amendment does not become effective until
               (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to offer his or her entire Interest for repurchase by the Fund.

     (c) The power of the Board to amend this Agreement at any time without the consent of the Members may include, but is not limited to:

          (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance with this Agreement to incorporate such amendments in a single, integrated document;

          (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof, provided that such action does not adversely affect the rights of any Member in any material respect; and

          (3) amend this Agreement to make such changes as may be necessary or desirable, based on advice of legal counsel to the Fund, to assure the Fund's continuing eligibility to be classified for U.S. Federal income tax purposes as a partnership that is not treated as a corporation under Section 7704(a) of the Code.

     (d) The Board shall give written notice of any proposed amendment to this Agreement (other than any amendment of the type contemplated by clause (i) of Section 8.1(a) hereof) to each Member, which notice shall set forth: (i) the text of the proposed amendment; or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

     8.2 SPECIAL POWER OF ATTORNEY.

     (a) Each Member hereby irrevocably makes, constitutes, and appoints each Director, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place, and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file, and/or publish:

          (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

          (2) any amendment to the Certificate required because this Agreement is amended or as otherwise required by the Delaware Act; and

          (3) all other such instruments, documents, and certificates that, in the opinion of legal counsel to the Fund, from time to time may be required by the laws of the United States of America, the State of Delaware, or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act.

     (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner which may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

     (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each Director, acting severally, and any liquidator of the Fund's assets, appointed pursuant to Section 6.2 hereof, and as such:

          (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund, the Board, or any liquidator shall have had notice thereof; and

          (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board or any liquidator to execute, acknowledge, and file any instrument necessary to effect such substitution.

     8.3 NOTICES. Notices that may be or are required to be provided under this Agreement shall be made, if to a Member, by regular postal mail, hand delivery, registered or certified mail return receipt requested, commercial courier service, telex, or telecopier, electronic mail, the internet, computer interface, or any other electronic method or device of document transfer or telegraphic or other written communication, or, if to the Fund, by regular postal mail, hand delivery, registered or certified mail return receipt requested, commercial courier service, telex, or telecopier, electronic mail, the internet, computer interface, or any other electronic method or device of document transfer or telegraphic or other written communication, and shall be addressed to the respective parties hereto at their addresses as set forth on the books and records of the Fund (or to such other addresses as may be designated by any party hereto by notice addressed to the Fund in the case of notice given to any Member, and to each of the Members in the case of notice given to the Fund). Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex, telecopier, telegraphic, electronic, or other means of written communication. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

     If any notice addressed to a Member at the address of that Member appearing on the books and records of the Fund is returned to the Fund marked to indicate that such notice is unable to be delivered to the Member at that address, all future notices or reports shall be deemed to have been duly given without further mailing if such future notices or reports shall be kept available to the Member, upon written demand of the Member, at the principal executive office of the Fund for a period of one year from the date of the giving of the notice.

     8.4 AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees, or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

     8.5 APPLICABILITY OF 1940 ACT AND FORM N-2. The parties hereto acknowledge that this Agreement is not intended to, and does not set forth the substantive provisions contained in the 1940 Act and the Form N-2 which affect numerous aspects of the conduct of the Fund's business and of the rights, privileges, and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2 subject to any exemptive relief obtained thereunder relating to the Fund.

     8.6 CHOICE OF LAW; ARBITRATION.

     (a) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act, without regard to the conflict of law principles of the State of Delaware.

     (b) Unless otherwise agreed in writing, each Member agrees to submit all controversies arising between or among Members or one or more Members and the Fund in connection with the Fund or its businesses or concerning any transaction, dispute, or the construction, performance, or breach of this or any other agreement, whether entered into prior to, on, or subsequent to the date hereof, to arbitration in accordance with the provisions set forth below. Each Member understands that:

          (1)  Arbitration is final and binding on the parties;

          (2) The parties are waiving their rights to seek remedies in court, including the right to jury trial;

          (3) Pre-arbitration discovery is generally more limited than and different from court proceedings;

          (4) The arbitrator's award is not required to include factual findings or legal reasoning and a party's right to appeal or to seek modification of rulings by arbitrators is strictly limited; and

          (5) A panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

     (c) All controversies that may arise among Members and one or more Members and the Fund concerning this Agreement shall be determined by arbitration in New York City in accordance with the Federal Arbitration Act, to the fullest extent permitted by law. Any arbitration under this Agreement shall be determined before and in accordance with the rules then obtaining of either the New York Stock Exchange, Inc. (the "NYSE") or the NASD Regulation, Inc. (the "NASDR"), as the Member or entity instituting the arbitration may elect. If the NYSE or NASDR does not accept the arbitration for consideration, the arbitration shall be submitted to, and determined in accordance with the rules then obtaining of, the Center for Public Resources, Inc. in New York City. Judgment on any award of any such arbitration may be entered in the Supreme Court of the State of New York or in any other court having jurisdiction of the person or persons against whom such award is rendered. Any notice of such arbitration or for the confirmation of any award in any arbitration shall be sufficient if given in accordance with the provisions of this Agreement. Each Member agrees that the determination of the arbitrators shall be binding and conclusive upon the Member.

     (d) No Member shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a Member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action unless and until: (i) the class certification is denied; (ii) the class is decertified; or (iii) the Member is excluded from the class by the court. The forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

     8.7 NOT FOR BENEFIT OF CREDITORS. The provisions of this Agreement are intended only for the regulation of relations among past, present, and future Members (including the Investment Adviser), Directors, and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

     8.8 CONSENTS. Any and all consents, agreements, or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

     8.9 MERGER AND CONSOLIDATION.

     (a) The Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities (as defined in Section 18-209(a) of the Delaware Act) pursuant to an agreement of merger or consolidation which has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

     (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with
Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(b) of the Delaware Act: (i) effect any amendment to this Agreement;
(ii) effect the adoption of a new limited liability company operating agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation; or (iii) provide that the limited liability company operating agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company operating agreement of the surviving or resulting limited liability company.

     8.10 MASTER-FEEDER STRUCTURE. The Fund may, at the discretion of the Board, as may be permitted by the 1940 Act, and upon the resolution of a majority of the then Directors, convert to a master-feeder structure, in which the feeder fund invests all of its assets into a master fund, rather than making investments in securities directly. Existing Series of the Fund may either become feeders into a master fund, or themselves become master funds into which other funds may be feeders.

     8.11 PRONOUNS. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons, firm, or corporation may require in the context thereof.

     8.12 CONFIDENTIALITY.

     (a) A Member may obtain from the Fund, for any purpose reasonably related to the Member's Interest, certain confidential information regarding the business affairs or assets of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location, and at whose expense) established by the Board (the "Confidential Information").

     (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish, or make accessible to any other person the name or address (whether business, residence, or mailing) of any Member or any other Confidential Information without the prior written consent of the Board, which consent may be withheld in its sole and absolute discretion.

     (c) Each Member recognizes that in the event that this Section 8.12 is breached by any Member or any of its principals, partners, members, trustees, officers, directors, employees, or agents or any of its affiliates, including any of such affiliates' principals, partners, members, trustees, officers, directors, employees, or agents, irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members also shall have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Fund determines that any of the other Members or any of its principals, partners, members, trustees, officers, directors, employees, or agents or any of its affiliates, including any of such affiliates' principals, partners, members, directors, officers, employees, or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

     (d) The Fund shall have the right to keep confidential from the Members for such period of time as it deems reasonable any information that the Board reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board in good faith believes is not in the best interest of the Fund or could damage the Fund or its business or that the Fund is required by law or by agreement with a third party to keep confidential.

     8.13 CERTIFICATION OF NON-FOREIGN STATUS. Each Member or transferee of an Interest from a Member that is admitted to the Fund in accordance with this Agreement shall certify, upon admission to the Fund and at such other time thereafter as the Board may request, whether he or she is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 30 days of any change in such Member's status. Any Member who shall fail to provide such certification when requested to do so by the Board may be treated as a non-United States Person for purposes of U.S. Federal tax withholding.

     8.14 SEVERABILITY. If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

     8.15 ENTIRE AGREEMENT. This Agreement (including the Schedule attached hereto which is incorporated herein) constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto (including without limitation the Existing Agreement).

     8.16 DISCRETION. To the fullest extent permitted by law, whenever in this Agreement, a person is permitted or required to make a decision: (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, such person shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Fund or the Members; or (ii) in its "good faith" or under another express standard, then such person shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein or by relevant provisions of law or in equity or otherwise.

     8.17 COUNTERPARTS. This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

     8.18 TAX MATTERS MEMBER. The Investment Adviser will be the "tax matters member" under the Code for the Fund or such other Member as may be designated by the Board.

     THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE PRE-DISPUTE ARBITRATION CLAUSES SET FORTH IN
SECTION 8.6 AND THE CONFIDENTIALITY CLAUSES SET FORTH IN SECTION 8.12.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first above written.

                          DB Investment Managers, Inc.



                          By: ______________________________  Date: ___________
                          Raymond T. Nolte
                          Managing Director



                              ADDITIONAL MEMBERS:

Each person who has signed or has had signed on its behalf a Member Signature Page, which shall constitute a counterpart hereof.

                                  SCHEDULE I
                                  ----------

The undersigned understand and agree to the provisions of this Agreement pertaining to the obligations of Directors.

Nolan T. Altman                                      Signed: _____________________________
c/o DB Absolute Return Strategies
25 DeForest Avenue                                   Date:    ____________________________
Summit NJ  07046


Louis S. Citron                                      Signed: _____________________________
c/o DB Absolute Return Strategies
25 DeForest Avenue                                   Date:    ____________________________
Summit NJ  07046


Raymond C. Nolte                                     Signed: _____________________________
c/o DB Absolute Return Strategies
25 DeForest Avenue                                   Date:    ____________________________
Summit NJ  07046


Edward T. Tokar                                      Signed: _____________________________
c/o DB Absolute Return Strategies
25 DeForest Avenue                                   Date:    ____________________________
Summit NJ  07046

                          [back cover of prospectus]

                         DB Hedge Strategies Fund LLC

                               25 DeForest Ave.

                           Summit, New Jersey 07901

                              A Management Type,

                          Non-Diversified, Closed-End

                              Investment Company

                             --------------------


                  UNITS OF LIMITED LIABILITY COMPANY INTEREST


                             --------------------

                                  PROSPECTUS

                             --------------------


Until 90 calendar days after the commencement of the offering, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of the selected broker-dealers to deliver a Prospectus in connection with each sale made pursuant to this offering.

ADVISER                                       INDEPENDENT REGISTERED PUBLIC
                                              ACCOUNTING FIRM

DB Investment Managers, Inc.                  PricewaterhouseCoopers LLP

DISTRIBUTOR                                   CUSTODIAN

Scudder Distributors, Inc.                    PFPC Trust Company

ADMINISTRATOR                                 LEGAL COUNSEL

DB Investment Managers, Inc.                  Sidley Austin Brown & Wood LLP

TRANSFER AGENT AND SUB-
DMINISTRATOR

PFPC Inc.

                      STATEMENT OF ADDITIONAL INFORMATION

                         DB Hedge Strategies Fund LLC

                  Units of Limited Liability Company Interest

     The telephone number of the Fund, including to request the Fund's Prospectus, is 1-888-262-0695.


     Units of the Fund are sold by Scudder Distributors, Inc. ("Distributor"), the Fund's distributor, to clients and customers (including affiliates and correspondents) of DB Investment Managers, Inc. ("DBIM" or "Adviser"), the Fund's investment adviser, and to clients and customers of other organizations. The Fund's Prospectus, which is dated July 25, 2005, provides the basic information investors should know before investing. This Statement of Additional Information ("SAI"), which is not a prospectus, is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus. You may request a copy of the Prospectus or a paper copy of this SAI, if you have received it electronically, free of charge by calling the Fund at the telephone number listed above. This SAI is not an offer of the Fund for which an investor has not received the Prospectus. Capitalized terms not otherwise defined in this SAI have meanings accorded to them in the Fund's Prospectus. The financial statements for the Fund are incorporated by reference into this SAI.

     The date of this SAI and the related Prospectus is July 25, 2005.

                               TABLE OF CONTENTS

                                                                          Page

ADDITIONAL INVESTMENT POLICIES...............................................3

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES AND OPERATIONS OF THE
FUND AND RELATED RISKS.......................................................4

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF INVESTMENT FUNDS
AND RELATED RISKS............................................................5

DIRECTORS AND OFFICERS......................................................13

LIQUIDITY REQUIREMENTS......................................................21

CODE OF ETHICS..............................................................21

PERFORMANCE INFORMATION.....................................................22

INVESTMENT MANAGEMENT AND OTHER SERVICES....................................22

CONTROL PERSONS.............................................................24

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............................24

CUSTODIAN AND ADMINISTRATOR.................................................25

DISTRIBUTOR.................................................................25

EXPENSE LIMITATION AGREEMENT................................................26

CALCULATION OF FEES.........................................................26

LEGAL COUNSEL...............................................................26

PORTFOLIO TRANSACTIONS......................................................26

PROXY VOTING POLICIES AND PROCEDURES........................................26

PRIVACY STATEMENT...........................................................27

FINANCIAL STATEMENTS........................................................28

APPENDIX A.................................................................A-1

APPENDIX B.................................................................B-1

                        ADDITIONAL INVESTMENT POLICIES

     The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is provided below. The Investment Funds in which the Fund invests are not subject to the Fund's investment policies and may have different or contrary investment policies.

     Unless otherwise specified, percentage limitations will be applied at the time of investment. Therefore, these percentages could be exceeded due to fluctuations in the value of the Fund's portfolio securities or liquidation of portfolio securities to pay expenses or fulfill repurchase requests.

Percentage Limitations

     Unless otherwise specified, percentage limitations on investments will be applied at the time of investment. Therefore, these percentages could be exceeded due to fluctuations in the value of the Fund's portfolio securities or liquidation of portfolio securities to fulfill repurchase requests (which the Board has, in its sole discretion, authorized) or to pay expenses. The Fund's stated fundamental policies, listed below, may not be changed without a majority vote of Members, which means the lesser of: (i) 67% of the Units present at a meeting at which holders of more than 50% of the outstanding Units are present in person or by proxy; or (ii) more than 50% of the outstanding Units. No other policy, including the Fund's investment objective, is a fundamental policy of the Fund, except as expressly stated. Within the limits of the Fund's fundamental policies, the Fund's management has reserved freedom of action. The Fund:

          (1) May borrow money or issue any senior security, to the extent permitted under the Investment Company Act of 1940, as amended (the "1940 Act"), and, as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

          (2) May not invest more than 25% of the value of its total assets in the securities of a single industry, except that U.S. Government securities may be purchased without limitation. For purposes of this investment restriction, the Investment Funds are not considered part of any industry. The Fund may invest in Investment Funds that may concentrate their assets in one or more industries.

          (3) May not act as underwriter of securities of other issuers, except that to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws.

          (4) May not purchase or sell real estate, although it may purchase and sell securities secured by real estate or interests therein, or securities issued by companies which invest in real estate, or interests therein.

          (5) May make loans only as permitted under the 1940 Act, and, as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

          (6) May not purchase or sell physical commodities and commodity contracts, except that the Fund may: (i) enter into futures contracts and options thereon in accordance with applicable law; and (ii) purchase and sell physical commodities if acquired as a result of ownership of securities or other instruments. The Fund will not consider stock index, currency, and other financial futures contracts, swaps, or hybrid instruments to be commodities for purposes of this investment policy.

         The Fund's investment policies and restrictions do not apply to the activities and transactions of the Investment Funds in which the assets of the Fund are invested, but will apply to investments made by the Fund directly (or any account consisting solely of Fund assets).

     As an additional fundamental policy, the Fund may pursue its investment program through one or more subsidiary vehicles. The establishment of such vehicles and the Fund's utilization thereof is wholly within the discretion of the Board.

  ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES AND OPERATIONS OF THE FUND
                               AND RELATED RISKS

     Temporary Defensive Positions. In an attempt to respond to adverse market, economic, political, or other conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents including, but not limited to, securities of money market funds, prime commercial paper, bank certificates of deposit, bankers' acceptances, or repurchase agreements for such securities, and securities of the U.S. Government and its agencies and instrumentalities, as well as cash and cash equivalents denominated in foreign currencies. The Fund's investments in foreign cash equivalents will be limited to those that, in the opinion of the Adviser, equate generally to the standards established for U.S. cash equivalents. Investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks in terms of assets that are subject to regulatory supervision by the U.S. Government or state governments, and the obligations of the 100 largest foreign banks in terms of assets with branches or agencies in the United States. These investments may result in a lower return than would have been obtained had the Fund adhered to its standard investment policies.

     Repurchase Agreements. The Fund may enter into repurchase agreements with commercial banks and broker-dealers as a short-term cash management tool. A repurchase agreement is an agreement under which the Fund acquires a security, generally a U.S. Government obligation, subject to resale at an agreed upon price and date. The resale price reflects an agreed upon interest rate effective for the period of time the Fund holds the security and is unrelated to the interest rate on the security. The Fund's repurchase agreements will at all times be fully collateralized.

     Repurchase agreements could involve certain risks in the event of bankruptcy or other default by the seller. If a seller under a repurchase agreement were to default on the agreement and be unable to repurchase the security subject to the repurchase agreement, the Fund would look to the collateral underlying the seller's repurchase agreement, including the security subject to the repurchase agreement, for satisfaction of the seller's obligation to the Fund. In such an event, the Fund may incur a loss if the value of the collateral declines and may incur disposition costs in liquidating the collateral. In addition, the Fund may be subject to possible delays or restrictions on its ability to dispose of the underlying securities. Repurchase agreements are typically entered into for periods of one week or less. The SEC staff currently takes the position that repurchase agreements maturing in more than seven days are illiquid securities.

     Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements, subject to the Fund's limitations on borrowings. A reverse repurchase agreement involves the sale of a security by the Fund and its agreement to repurchase the instrument at a specified time and price, and may be considered a form of borrowing for some purposes. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase agreements are a form of leverage that may also increase the volatility of the investment portfolios of the Investment Funds.

     Illiquid Securities. The Fund may invest in illiquid securities, including restricted securities (i.e., securities not readily marketable without registration under the Securities Act of 1933 (the "1933 Act")) and other securities that are not readily marketable. These may include restricted securities that can be offered and sold only to "qualified institutional buyers" under Rule 144A of the 1933 Act. There is no limit to the percentage of the Fund's net assets that may be invested in illiquid securities. The Board or its delegate may determine that securities issued pursuant to Rule 144A under the 1933 Act are marketable under procedures approved by the Board.

     The Fund's investments in the Investment Funds are themselves illiquid and subject to substantial restrictions on transfer. The Fund will typically have only limited rights to withdraw its investment in the Investment Funds. The illiquidity of these interests may adversely affect the Fund if it sold such interests at an inopportune time.

     Foreign Securities. The Fund may invest in direct or indirect instruments in foreign securities, including securities of offshore Investment Funds. Offshore Investment Funds may be subject to special risks as foreign entities or as entities subject to foreign jurisdictions, including risks due to economic, political, or regulatory change.

     Securities Loans. The Fund may lend securities (which will generally not include Investment Fund securities) from its portfolio to broker-dealers, institutional investors, or other persons, pursuant to securities lending agreements. During the period of the loan, the Fund will be entitled to payments of the interest, dividends, or other distributions payable on the loaned securities. Additionally, the Fund will retain at least a portion of the interest earned on the investment of the collateral or a fee from the borrower or placing agent. However, the Fund generally will pay certain administrative and custodial fees in connection with each loan. Any loans of securities must be secured by collateral at least equal to 100% of the value of the loaned securities, marked to market on a daily basis. The Fund will generally receive collateral consisting of cash, U.S. government securities, letters of credit, and other similar instruments. The Fund may experience a risk of loss if the other party to the transaction breaches the securities lending agreement with the Fund.

     The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delay in receiving additional collateral or in the recovery of the loaned securities or the possible loss of rights in the collateral should the borrower fail financially. In addition, the Fund is responsible for any loss that might result from its investment of the borrower's collateral. Loans will only be made to firms deemed by the Adviser to be of good standing and will not be made unless, in the judgment of the Adviser, the consideration to be earned from such loans would justify the risk. Subject to applicable regulatory approval, cash collateral may be invested in a money market fund managed by the Adviser or one of its affiliates, and the Adviser or an affiliate of the Adviser may serve as the Fund's lending agent and may share in revenue received from securities lending transactions as compensation for this service.

     Payment in Kind for Repurchased Units. The Fund does not expect to distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Units be repurchased, or that the Fund has received distributions from Investment Funds in the form of securities that are transferable to the Members. In the event that the Fund makes such a distribution of securities as payment for Units, Members will bear any risks of the distributed securities (see "Additional Information on Investment Techniques of Investment Funds and Related Risks" below) and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

     Suspension of Offerings. Any offering of Units may be suspended, in the Board's sole and absolute discretion, to the extent required for purposes of compliance with the securities laws or in response to market conditions in the securities markets or otherwise.

     Conversion into a Feeder Fund. The Board may convert the Fund in the future into a feeder fund in a master-feeder fund structure without Member approval. It is uncertain whether the Fund will convert into a feeder fund in the future and doing so may require certain regulatory approvals. As a feeder fund, the Fund would seek to achieve its investment objective by investing all, or substantially all, of its assets in the securities of a single master fund with substantially the same investment objective, strategies and restrictions as the Fund. If the Fund were to convert into a feeder fund, the Fund's interest in the securities owned by the master fund would be indirect, unlike other investment companies that typically acquire and manage their own portfolio of securities directly. In addition to selling its securities to the Fund, the master fund may be able to sell its securities directly to other affiliated and non-affiliated investors and to other feeder funds. The returns experienced by investors in the Fund, direct investors in the master fund, and other feeder funds that invest in the master fund may differ. Moreover, redemption or repurchase of the shares of the master fund by direct investors and other feeder funds may alter the master fund's holdings, which could adversely affect the Fund.

      ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF INVESTMENT FUNDS
                               AND RELATED RISKS

     This section provides additional information about types of investments and investment techniques of Investment Funds in which the Fund invests. Some or all of the Investment Funds may make the investments described in this section. As there is no limit on the types of investments the Investment Funds may make, however, this cannot be a comprehensive description. Any decision to invest in this Fund should take into account the possibility that the Investment Funds may make virtually any kind of investment, and be subject to related risks, which can be substantial.

     Equity Securities. An Investment Fund's portfolio may include long and short positions in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers. An Investment Fund also may invest in depositary receipts relating to foreign securities. Some of the specific risks related to investments in foreign securities, depositary receipts relating to foreign securities, or foreign currency transactions are described below in this section under the sub-heading "Foreign Securities" or "Foreign Currency Transactions." Equity securities fluctuate in value, often based on factors unrelated to the issuer of the securities.

     An Investment Fund may invest in equity securities without restriction as to the market capitalization of issuers, including securities of companies with market capitalizations that are small compared to other publicly traded companies (including micro-cap companies). Smaller companies may have limited product lines, markets, or financial resources or may depend on a small, inexperienced management group. Securities of small companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more abruptly or erratically than securities of larger companies. These may also trade in the over the counter market or on a regional exchange, or may otherwise have limited liquidity. These securities may therefore be more vulnerable to adverse market developments than securities of larger companies. Also, there may be less publicly available information about smaller companies or less market interest in their securities compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of a company's earnings potential or assets.

     Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claims of shareholders, after making required payments to holders of the entity's preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

     Preferred Stocks. Preferred stock generally has a preference as to dividends and, in the event of liquidation, to an issuer's assets, over the issuer's common stock, but it ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash or additional shares of preferred stock at a defined rate but, unlike interest payments on debt securities, preferred stock dividends are generally payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

     Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks, or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a specified period of time at a specified price or based on a specified formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted, or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities;
(ii) are less subject to fluctuation in value than the underlying common stock due to their fixed income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

     The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value typically declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also increase or decrease the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security.

     A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by an Investment Fund is called for redemption, the Investment Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock, or sell it to a third party. Any of these actions could have an adverse effect on an Investment Fund's ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

     Fixed Income Securities. An Investment Fund may invest in fixed income securities. Investment in these securities may offer opportunities for income and capital appreciation, and may also be used for temporary defensive purposes and to maintain liquidity.

     Fixed income securities are obligations of the issuer to make payments of principal and/or interest on future dates, and include, among other securities: bonds, notes, and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable, or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity (i.e., market risk).

     An Investment Fund may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined to be of comparable quality. Non-investment grade debt securities (commonly referred to as "junk bonds") are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. For a description of debt ratings, see Appendix
A. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Non-investment grade debt securities generally offer a higher yield than available from investment grade issues, but involve greater risk. The returns of non-investment grade debt securities are also subject to: (i) adverse changes in general economic conditions; (ii) changes in the financial condition of their issuers; (iii) changes in interest rates; and (iv) changes in market liquidity. During periods of economic downturns or rising interest rates, issuers of securities rated below investment grade or comparable unrated securities may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. Non-investment grade debt securities have historically experienced greater default rates than investment grade securities.

     Foreign Securities. An Investment Fund may invest in commercial paper and certificates of deposit issued by foreign banks and may invest either directly or through ADRs, European Depositary Receipts ("EDRs"), or Global Depositary Receipts ("GDRs") (collectively, "depositary receipts") in other securities of foreign issuers. Depositary receipts are instruments generally issued by domestic banks or trust companies that represent the deposits of a security of a foreign issuer. ADRs, which are traded in dollars on U.S. exchanges or over-the-counter, are issued by domestic banks and evidence ownership of securities issued by foreign corporations. EDRs are typically traded in Europe. GDRs are typically traded in both Europe and the United States.

     Investment income received by an Investment Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle the Investment Fund to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to determine the effective rate of foreign tax in advance since the amounts of the Investment Fund's assets to be invested within various countries is not known.

     Foreign Currency Transactions. A forward foreign currency exchange contract ("forward currency contract") is an agreement to purchase or sell a specific currency at a future date and at a price set at the time the contract is entered into. An Investment Fund might typically enter into forward currency contracts to fix the U.S. dollar value of a security it has agreed to buy or sell for the period between the date the trade was entered into and the date the security is delivered and paid for, or, to hedge the U.S. dollar value of securities it owns.

     An Investment Fund may enter into a forward currency contract to sell or buy the amount of a foreign currency it believes may experience a substantial movement against the U.S. dollar. In this case, the forward currency contract would approximate the value of some or all of the Investment Fund's portfolio securities denominated in such foreign currency. The precise matching of the forward currency contract amounts and the value of securities involved will not generally be possible since the future value of such securities in foreign currencies will change as a consequence of market involvement in the value of those securities between the date the forward currency contract is entered into and the date it matures. The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. At the maturity of a forward currency contract, an Investment Fund may either sell the portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an "offsetting" contract obligating it to purchase, on the same maturity date, the same amount of the foreign currency.

     Because it is impossible to forecast with absolute precision the market value of securities at the expiration of the forward currency contract, it may be necessary for an Investment Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Investment Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Investment Fund is obligated to deliver. If an Investment Fund retains the portfolio security and engages in offsetting transactions, the Investment Fund will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Investment Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Investment Fund entering into a forward currency contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Investment Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Investment Fund will suffer a loss to the extent the price of the currency they have agreed to purchase exceeds the price of the currency it has agreed to sell. This method of hedging against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities, but rather establishes a rate of exchange at a future date. Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of a hedged currency, they tend to limit any potential gain that might result from an increase in the value of that currency. The cost of currency conversion may adversely affect an Investment Fund's returns. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference ("spread") between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Investment Fund at one rate, while offering a lesser rate of exchange should the Investment Fund desire to resell that currency to the dealer.

     Short Sales. An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities, or take advantage of an anticipated market decline, through short sales of securities that the Investment Fund believes possess volatility characteristics similar to those being hedged. In addition, an Investment Fund may use short sales for non-hedging purposes to pursue its investment objective. For example, an Investment Fund may "short" a security of a company if, in its investment adviser's view, the security is over-valued in relation to the issuer's prospects for earnings growth. Certain Investment Funds may consider short selling to be a significant part of their investment strategy.

     To effect a short sale, an Investment Fund would borrow a security from a brokerage firm to make delivery to the buyer. The Investment Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Investment Fund, which would result in a loss or gain, respectively. These techniques are speculative and, in certain circumstances, can substantially increase the impact of adverse price movements on the Investment

Fund's portfolio, which, in turn, could result in losses to the Fund. A short sale of a security involves the risk of an unlimited increase in the market price of the security that could result in an inability to cover the short position, and thus, a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

     An Investment Fund may also make short sales against-the-box, in which it sells short securities it owns or has the right to obtain without payment of additional consideration. The Investment Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining, and closing short sales against-the-box.

     Derivatives. An Investment Fund may use financial instruments known as derivatives. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity, or other asset. The investment adviser of an Investment Fund may decide not to employ any of these strategies, and there is no assurance that any derivatives strategy used by the Investment Fund will succeed, or that a particular hedging instrument will be available for use by the Investment Fund.

     Options and Futures. An Investment Fund may utilize options contracts, futures contracts, and options on futures contracts. It also may use so-called "synthetic" options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Investment Fund's portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid and, in such cases, an Investment Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Investment Fund also may include options on baskets of specific securities.

     An Investment Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which an Investment Fund owns the underlying security. The sale of such an option exposes the Investment Fund, during the term of the option, to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Investment Fund's books or with the Investment Fund's custodian or prime broker (or similar arrangement) to fulfill the obligation undertaken. The sale of such an option exposes the Investment Fund during the term of the option to a decline in price of the underlying security while depriving the Investment Fund of the opportunity to invest the segregated assets.

     An Investment Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Investment Fund would ordinarily make a similar "closing sale transaction," which involves liquidating its position by selling the option previously purchased, although the Investment Fund would be entitled to exercise the option should it deem it advantageous to do so.

     An Investment Fund may enter into stock futures contracts, interest rate futures contracts, and currency futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits the Investment Fund might realize in trading could be eliminated by adverse changes in the exchange rate, or the Investment Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

     Engaging in these transactions involves risk of loss to the Investment Fund that could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Investment Fund to substantial losses, which may result in losses to the Fund.

     Successful use of futures also is subject to the ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

     The prices of commodities contracts and all derivative instruments, including futures and options prices, are highly volatile. Price movements of forward contracts, futures contracts, and other derivative contracts in which an Investment Fund may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary, and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those currencies and interest rate related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Investment Fund also is subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses.

     A stock index future obligates an Investment Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day. A single stock future obligates an Investment Fund to purchase or sell an amount of a specified equity security at a future date at a specific price, or to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the stock at the opening of trading on the next business day. An interest rate future obligates an Investment Fund to purchase or sell an amount of a specific debt security at a future date at a specific price. A currency future obligates an Investment Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

     Call and Put Options on Securities Indices. An Investment Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by an Investment Fund of options on stock indexes will be subject to its investment adviser's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

     Rights and Warrants. An Investment Fund may invest in common stock rights and warrants believed by the investment adviser to provide capital appreciation opportunities. Common stock rights and warrants may be purchased separately or may be received as part of a unit or attached to securities purchased. Warrants are securities that give the holder the right, but not the obligation, to purchase equity issues of the company issuing the warrants, or a related company, at a fixed price either on a date certain or during a set period. At the time of issue, the cost of a warrant is substantially less than the cost of the underlying security itself, and price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable an Investment Fund to gain exposure to the underlying security with a relatively low capital investment but increases the Investment Fund's risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and thus can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

     Bank Loans and Participations. An Investment Fund may invest, directly or through a private investment fund, in bank loans or participations in bank loans (collectively, "bank loans"), either of which may become non-performing for a variety of reasons. Such non-performing bank loans may require substantial workout negotiations or restructuring in the event of a default or bankruptcy, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of the bank loan. In addition, bank loans are generally subject to liquidity risks since bank loans are traded in an "over-the-counter" market.

     Bank loans, like most other debt obligations, are subject to the risk of default. While all investments involve some amount of risk, bank loans generally involve less risk than equity instruments of the same issuer because the payment of principal of and interest on debt instruments is a contractual obligation of the issuer that, in most instances, takes precedence over the payment of dividends, or the return of capital, to the issuer's shareholders. However, in the event of the bankruptcy, receivership, or other insolvency proceeding of a borrower, an Investment Fund could experience delays or limitations with respect to its ability to collect the principal of and interest on the bank loan and with respect to its ability to realize the benefits of the collateral securing the bank loan, if any.

     Although an Investment Fund may invest in bank loans that will be fully collateralized with assets with a market value that, at the time of acquisition, equals or exceeds the principal amount of the bank loan, the value of the collateral may decline below the principal amount of the bank loan subsequent to the Investment Fund's investment in such bank loan. In addition, to the extent that collateral consists of stock of the borrower or its subsidiaries or affiliates, the Investment Fund will be subject to the risk that this stock may decline in value, be relatively illiquid, or may lose all or substantially all of its value, causing the bank loan to be undercollateralized. Bank loans are also subject to the risk of default of scheduled interest or principal payments. In the event of a failure to pay scheduled interest or principal payments on bank loans held by an Investment Fund, the Investment Fund could experience a reduction in its income, and would experience a decline in the market value of the particular bank loan so affected, and may experience a decline in its net asset value or the amount of its distributions, which may adversely affect the performance of the Fund. An Investment Fund may invest in uncollateralized bank loans, which may involve a greater risk of loss.

     The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates. To the extent that an Investment Fund's investment is in a bank loan acquired from another lender, the Investment Fund may be subject to certain credit risks with respect to that lender. Further, there is no assurance that the liquidation of the collateral (if any) underlying a bank loan would satisfy the issuer's obligation to the Investment Fund in the event of non-payment of scheduled interest or principal, or that collateral could be readily liquidated. The risk of non-payment of interest and principal also applies to other debt instruments in which the Investment Fund may invest. There is no assurance that the sale of collateral would raise enough cash to satisfy the borrower's payment obligation or that the collateral can or will be liquidated. Some or all of the bank loans held by an Investment Fund may not be secured by any collateral, and such bank loans entail greater risk than secured bank loans.

     Swaps. An Investment Fund may enter into equity, interest rate, index, currency rate, and total return swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount" (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index).

     Interest Rate Swap. An Investment Fund may enter into interest rate swaps. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap," interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor," and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

     Equity Index Swaps. An Investment Fund may enter into equity index swaps. Equity index swaps involve the exchange by an Investment Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends. An Investment Fund may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

     Currency Swaps. An Investment Fund may enter into currency swaps for both hedging and non-hedging purposes. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Since currency swaps are individually negotiated, an Investment Fund would expect to achieve an acceptable degree of correlation between its portfolio investments and their currency swap positions. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity which involves special investment techniques and risks. If its investment adviser is incorrect in its forecasts of market values and currency exchange rates, the Investment Fund's performance will be adversely affected. If there is a default by the other party to such a transaction, the Investment Fund will have contractual remedies pursuant to the agreements related to the transaction.

     Total Return Swaps. An Investment Fund may invest in total return swaps with appropriate counterparties. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if an Investment Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the "funding cost," which would be a floating interest rate payment to the counterparty.

     Certain swap agreements into which an Investment Fund enters may require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, the Investment Fund's current obligations (or rights) under such swap agreements generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Investment Fund's risk of loss consists of the net amount of payments that the Investment Fund contractually is entitled to receive.

     Distressed Credits. An Investment Fund may invest in securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and the Bankruptcy Court's power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security in respect to which such distribution was made.

                            DIRECTORS AND OFFICERS

     The Board of the Fund has overall responsibility to manage and control the business operations of the Fund on behalf of its Members. At least a majority of the Board are and will be persons who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act ("Independent Directors"). Subject to the provisions of the Operating Agreement and Delaware law, the Directors have all powers necessary and convenient to carry out this responsibility.

     The Directors and officers of the Fund, their addresses, their dates of birth, and descriptions of their principal occupations during the past five years are listed below.

---------------------------------------- ------------- -------------- ------------------ -------------- ---------------------
                                                                                           Number of
                                                          Term of                         Portfolios
                                                       Office((1))        Principal         in Fund
                                         Position(s)    and Length      Occupation(s)       Complex
                                          Held with       of Time      During the Past     Overseen     Other Directorships
     Name, Address, and Birth Date           Fund      Served((2) )        5 Years        by Director     Held by Director
---------------------------------------- ------------- -------------- ------------------ -------------- ---------------------

Independent Directors
-----------------------------------------------------------------------------------------------------------------------------
Nolan T. Altman                          Director      Since          President, NTA     3              Director, State
c/o DB Hedge Strategies Fund LLC                       inception      Consulting                        University of New
25 DeForest Ave.                                                      (financial                        York at Albany
Summit, New Jersey  07901                                             services                          foundation (1998 to
(9/18/55)                                                             consulting)                       present); Director,
                                                                      (2001 to                          Phinity Offshore
                                                                      present).                         Fund, Ltd.,
                                                                      Formerly, Chief                   Director, Tiger
                                                                      Financial                         Asia Overseas Fund,
                                                                      Officer, Tiger                    Ltd. Offshore Fund;
                                                                      Management                        Tiger Technology
                                                                      (investment                       Fund Ltd. (2004 to
                                                                      adviser to hedge                  present); Director,
                                                                      funds) (1993 to                   TS I Offshore
                                                                      2001).                            Limited (2004 to
                                                                                                        present) ((3))
---------------------------------------- ------------- -------------- ------------------ -------------- ---------------------

----------------
(1) Each Director serves for the duration of the Fund, or until his death, resignation, termination, removal, or retirement.
(2)  The Fund commenced operations on June 28, 2002.
(3) Since March 2003, Messrs. Altman and Citron have served as members of the Conflicts Advisory Board of certain private investment funds managed by DBIM or its affiliates. This Conflicts Advisory Board meets on an intermittent basis to evaluate whether specific transactions involving the private investment funds raise conflicts of interest with DBIM, its affiliates, or accounts managed by DBIM or its affiliates.

---------------------------------------- ------------- -------------- ------------------ -------------- ---------------------
Louis S. Citron                          Director      Since          General Counsel,   3              None.(3)
c/o DB Hedge Strategies Fund LLC                       inception      New Enterprise
25 DeForest Ave.                                                      Associates
Summit, New Jersey  07901 (1/31/65)                                   (venture capital
                                                                      firm) (2001 to
                                                                      present). Formerly,
                                                                      General Counsel and
                                                                      Senior Vice
                                                                      President, the ING
                                                                      mutual funds
                                                                      (1998-2000); Vice
                                                                      President, ING
                                                                      Mutual Funds
                                                                      Management Co. LLC
                                                                      (registered
                                                                      investment adviser)
                                                                      (1998 to 2000); Vice
                                                                      President, ING Funds
                                                                      Distributors, Inc.
                                                                      (principal
                                                                      underwriter for the
                                                                      ING mutual funds)
                                                                      (1998 to 2000); Vice
                                                                      President, ING Funds
                                                                      Services Co. LLC
                                                                      (administrator to
                                                                      the ING mutual
                                                                      funds) (1998 to
                                                                      2000).

---------------------------------------- ------------- -------------- ------------------ -------------- ---------------------

Edward T. Tokar                          Director      Since          Senior Managing    3              Director, Gabelli
c/o DB Hedge Strategies Fund LLC                       inception      Director of                       Dividend and Income
25 DeForest Ave.                                                      Investments,                      Trust (2003 to
Summit, New Jersey  07901 (6/12/47)                                   Beacon Trust                      present), Trustee,
                                                                      Company (2004 to                  Levco Series Trust
                                                                      present), Chief                   Mutual Funds (2
                                                                      Executive                         portfolios)
                                                                      Officer -                         (Portfolio 1: 2001
                                                                      Investments ,                     to present;
                                                                      Allied Capital                    Portfolio 2: 2002
                                                                      Management LLC                    to 2003);
                                                                      (registered                       Director, Allied
                                                                      investment                        Capital Management
                                                                      adviser; wholly                   LLC (1998 to 2004).
                                                                      owned subsidiary                  Formerly, Trustee,
                                                                      of Honeywell)                     Scudder MG
                                                                      (1998 to 2004)                    Investment Trust
                                                                      and Vice                          (formerly Morgan
                                                                      President -                       Grenfell Investment
                                                                      Investments,                      Trust) (11
                                                                      Honeywell                         portfolios) (1994
                                                                      International,                    to 2002).
                                                                      Inc. (advanced
                                                                      technology and
                                                                      manufacturer)
                                                                      (1977 to
                                                                      2004).
---------------------------------------- ------------- -------------- ------------------ -------------- ---------------------

-----------------------------------------------------------------------------------------------------------------------------

Directors who are "Interested Persons"((4))
-----------------------------------------------------------------------------------------------------------------------------

Raymond C. Nolte                         Director      Since          Consultant, DB     3              Topiary Fund
DB Hedge Strategies Fund LLC                           inception      Absolute Return                   Ireland Plc
25 DeForest Ave.                                                      Strategies and                    (offshore fund)
Summit, New Jersey  07901 (6/25/61)                                   DBIM (June 2005                   (1997 to present)
                                                                      to present); Vice                 and Gordian Knot
                                                                      Chairman, DB                      Ltd. (a U.K.
                                                                      Absolute Return                   investment advisory
                                                                      Strategies (March                 firm) (2002 to
                                                                      2005 to July 2005).               present).
                                                                      Global Head of
                                                                      Funds-of-Funds, DB
                                                                      Absolute Return
                                                                      Strategies (1996 to
                                                                      March 2005),
                                                                      Director of DBIM
                                                                      (2002 to March
                                                                      2005). Formerly,
                                                                      Vice President,
                                                                      Associate Vice
                                                                      President, and
                                                                      Assistant Treasurer,
                                                                      Foreign Exchange
                                                                      Sales and Trading
                                                                      and International
                                                                      Fixed Income groups,
                                                                      Deutsche Bank Trust
                                                                      Company Americas
                                                                      (formerly Bankers
                                                                      Trust Company)
                                                                      (financial services
                                                                      firm) (1983 to
                                                                      1999).
---------------------------------------- ------------- -------------- ------------------ -------------- ---------------------



-----------------------
(4) Mr. Nolte is an "interested person" under Section 2(a)(19) of the 1940 Act of the Fund.

Officers

---------------------------------------- -------------------------------------- --------------------------------------

                                                                                 Principal Occupation(s) During the
     Name, Address, and Birth Date             Positions Held with Fund                    Last Five Years
---------------------------------------- -------------------------------------- --------------------------------------
Julian F. Sluyters                       President and Chief Executive Officer  President (as of May 24, 2005) and
Deutsche Asset Management                                                       Chief Executive Officer (as of June
345 Park Avenue                                                                 18, 2004) of Deutsche Asset
New York, NY  10154                                                             Management); Managing Director,
(7/17/60)                                                                       Deutsche Asset Management (May 2004
                                                                                to present); President and Chief
                                                                                Executive Officer, UBS Fund Services
                                                                                (2001 to 2003); Chief Administrative
                                                                                Officer (1998 to 2001) and Senior
                                                                                Vice President and Director of
                                                                                Mutual Fund Operations (1991 to
                                                                                1998), UBS Global Asset Management.
---------------------------------------- -------------------------------------- --------------------------------------

Joshua Kestler                           Vice President                         Head of Product Structuring, DB
DB Hedge Strategies Fund LLC                                                    Absolute Return Strategies (2004 -
25 DeForest Ave.                                                                present); Associate, Investment
Summit, New Jersey  07901                                                       Management Group, Schulte Roth &
(4/27/75)                                                                       Zabel LLP (law firm), 2001-2004.
---------------------------------------- -------------------------------------- --------------------------------------

Marielena Glassman                       Treasurer, Principal Financial         Global Chief Administrative Officer,
DB Hedge Strategies Fund LLC             Officer and Accounting Officer         DB Absolute Return Strategies (March
25 DeForest Ave.                                                                2002 to present); Global Business
Summit, New Jersey  07901                                                       Manager, Deutsche Asset Management
(6/5/63)                                                                        (June 1999 to March 2002).
---------------------------------------- -------------------------------------- --------------------------------------

Neil Novembre                            Assistant Treasurer                    Head of Funds Administration (2002 -
DB Hedge Strategies Fund LLC                                                    present); Senior Associate/Manager,
25 DeForest Ave.                                                                PricewaterhouseCoopers (2000-2002);
Summit, New Jersey  07901                                                       Senior Accountant, Rothstein, Kass &
(6/18/73)                                                                       Company (1996 - 2000).
---------------------------------------- -------------------------------------- --------------------------------------

Daniel O. Hirsch                         Assistant Secretary                    Consultant.  Formerly, Managing
Deutsche Asset Management                                                       Director, Deutsche Asset Management
One South St.                                                                   (asset management division of
Baltimore, Maryland  21202                                                      Deutsche Bank) (2002 to 2005);
(3/27/54)                                                                       Director, Deutsche Asset Management
                                                                                (1999 to 2002); Principal, BT Alex.
                                                                                Brown Incorporated (now Deutsche
                                                                                Bank Securities Inc.) (financial
                                                                                services firm) (1998 to 1999); and
                                                                                Assistant General Counsel, U.S.
                                                                                Securities and Exchange Commission
                                                                                (1993 to 1998); Director, Deutsche
                                                                                Global Funds Ltd. (2002 to 2004).
---------------------------------------- -------------------------------------- --------------------------------------

John H. Kim                              Assistant Secretary                    Director, Deutsche Asset Management
Deutsche Asset Management                                                       (asset management division of
25 DeForest Avenue                                                              Deutsche Bank) (2001 to present);
Summit, New Jersey  07901                                                       Senior Associate, Willkie Farr &
(1/9/71)                                                                        Gallagher (law firm) (1995 to 2001).
---------------------------------------- -------------------------------------- --------------------------------------

Anthony Conte                            Assistant Treasurer                    Head of Compliance, DB Absolute
Deutsche Asset Management                                                       Return Strategies (2003 to present);
25 DeForest Avenue                                                              Head of Business Risk, DB Absolute
Summit, New Jersey  07901                                                       Return Strategies (2001 to 2003);
                                                                                Head
---------------------------------------- -------------------------------------- --------------------------------------




                                                         16

---------------------------------------- -------------------------------------- --------------------------------------

                                                                                 Principal Occupation(s) During the
     Name, Address, and Birth Date             Positions Held with Fund                    Last Five Years
---------------------------------------- -------------------------------------- --------------------------------------
(3/28/69)                                                                       of Asset Management Compliance, CIBC
                                                                                World Markets Corp. (1999 to 2001).
---------------------------------------- -------------------------------------- --------------------------------------

Committees of the Board

     The Board has formed an Audit Committee that is responsible for: overseeing the Fund's accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund's financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund's independent auditors and the full Board. The Audit Committee recommends the selection, retention, or termination of the Fund's auditors, evaluates their independence, and reviews their fees. The Audit Committee currently consists of each of the Fund's Independent Directors. During the Fund's fiscal year ended March 31, 2005, the Audit Committee held 4 meetings.


     The Board has designated the valuation committee of DB Absolute Return Strategies, which is affiliated with the Adviser, to serve as the valuation committee of the Fund (the "Valuation Committee"). The Valuation Committee's function, subject to the oversight of the Board, is generally to review the Fund's valuation methodologies, valuation determinations, and any information provided to the Valuation Committee by the Adviser. The Valuation Committee has been assigned to act in accordance with the Fund's valuation procedures as approved by the Board. Changes in its membership are subject to Board notification. The Board reviews matters arising from the Valuation Committee's considerations. During the Fund's fiscal year ended March 31, 2005, the Valuation Committee held 17 meetings. Members may request information about the members of the Valuation Committee by written request to the Fund.

     The Board has formed a Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has the power to nominate directors of the Fund who are not "interested persons" of the Fund, as that term is defined in the 1940 Act, and to nominate officers of the Fund and appoint officers of the Fund to serve until the next meeting of the Board succeeding such action. The Committee currently consists of each of the Fund's Independent Directors. The Nominating Committee does not currently have a policy regarding whether it will consider nominees recommended by shareholders. During the Fund's fiscal year ended March 31, 2005, the Nominating and Corporate Governance Committee held 4 meetings.


     All actions taken by a committee of the Board will be recorded and reported to the full Board at their next meeting following such actions.

Director Ownership of Securities

     The dollar range of equity securities owned by each Director is set forth below.(1)

---------------------------------------- -------------------------------------- --------------------------------------

                                                                                  Aggregate Dollar Range of Equity
                                                                                    Securities in all Registered
                                         Dollar Range of Equity Securities in     Investment Companies Overseen by
                                                    the Fund as of                Director in Family of Investment
           Name of Director                      December 31, 2004(1)           Companies as of December 31, 2004(1)
---------------------------------------- -------------------------------------- --------------------------------------
Independent Directors
---------------------------------------- -------------------------------------- --------------------------------------

Nolan T. Altman                                          None                                   None
---------------------------------------- -------------------------------------- --------------------------------------

Louis S. Citron                                          None                                   None
---------------------------------------- -------------------------------------- --------------------------------------

Edward T. Tokar                                          None                                   None
---------------------------------------- -------------------------------------- --------------------------------------



                                      17

----------------------------------------------------------------------------------------------------------------------

Directors who are "Interested Persons"
----------------------------------------------------------------------------------------------------------------------

Raymond C. Nolte                                         None                                   None
---------------------------------------- -------------------------------------- --------------------------------------


(1) The dollar ranges of equity securities reflected in the table above are as follows: None; $1 to $10,000; $10,001 to $50,000; $50,001 to $100,000;
     or over $100,000.

Independent Director Ownership of Securities

     The table below provides information regarding the ownership by each Independent Director (and his immediate family members) of securities of the Adviser or the Distributor, and the ownership of securities in an entity controlling, controlled by or under common control with the Adviser or the Distributor (not including registered investment companies), as of December 31, 2004.

--------------------- ------------------ ------------------- ------------------ ----------------------- --------------
  Name of Director     Name of Owners
                      and Relationship                                                                   Percentage
                         to Director          Company         Title of Class     Value of Securities      of Class
--------------------- ------------------ ------------------- ------------------ ----------------------- --------------
Nolan T. Altman              N/A                N/A                 N/A                   $0                 N/A
--------------------- ------------------ ------------------- ------------------ ----------------------- --------------

Louis S. Citron              N/A                N/A                 N/A                   $0                 N/A
--------------------- ------------------ ------------------- ------------------ ----------------------- --------------

Edward T. Tokar              N/A                N/A                 N/A                   $0                 N/A
--------------------- ------------------ ------------------- ------------------ ----------------------- --------------


Director Compensation


     The Fund pays each Independent Director a fee of $1,333 per Board meeting ($250 in the case of a telephonic Board meeting), plus an annual retainer of $8,000. Mr. Altman, as chairman of the Audit Committee, receives an additional annual fee of $1,000. In addition, the Fund reimburses each of the Independent Directors for travel and other expenses incurred in connection with attendance at such meetings. Each of the Independent Directors is a member of the Audit Committee and/or Nominating and Corporate Governance Committee, and receive a fee for each meeting attended. Other officers and Directors of the Fund receive no compensation.

     Directors and officers of the Fund also may be trustees/directors and officers of some or all of the other investment companies managed by the Adviser or its affiliates (the "Fund Complex"). Mr. Tokar previously served as an independent trustee of various funds in the Fund Complex. He resigned from these positions, effective July 30, 2002.

     The following table summarizes the compensation paid to the Directors of the Fund, including Committee fees, for the fiscal year ended March 31, 2005.


                                                                                                 TOTAL COMPENSATION
                                AGGREGATE        PENSION OR RETIREMENT     ESTIMATED ANNUAL      FROM FUND AND FUND
                            COMPENSATION FROM     BENEFITS ACCRUED AS        BENEFITS UPON         COMPLEX PAID TO
    NAME OF DIRECTOR              FUND           PART OF FUND EXPENSES        RETIREMENT             DIRECTOR(1)
-------------------------   ------------------  ------------------------  ------------------    ---------------------
Nolan T. Altman                  $14,125                  N/A                     N/A                  $28,250

Louis S. Citron                  $13,125                  N/A                     N/A                  $26,250

Raymond C. Nolte(2)                N/A                    N/A                     N/A                    N/A

Edward T. Tokar                  $13,125                  N/A                     N/A                  $26,250
------------

(1) The Fund Complex includes the Fund, The Topiary Fund for Benefit Plan Investors (BPI) LLC, The Topiary Master Fund for Benefit Plan Investors
     (BPI) LLC, the Flag Complex, BT Trusts, MGIT Trust, and VIT Funds.

(2) "Interested person" as defined in the 1940 Act of the Fund. Interested persons who are employees of the Adviser and any of its affiliates and who serve as Directors do not receive compensation from the Fund.

Compensation of Portfolio Managers

The Adviser seeks to offer its investment professionals competitive short-term and long-term compensation. Portfolio managers and research professionals are paid (i) base salary, which is linked to job function, responsibilities, and financial services industry peer compensation, and (ii) variable components, which are linked to investment performance, individual contributions to the team, and DB ARS's and Deutsche Bank's financial results. Variable compensation may include a cash and/or stock bonus incentive and participation in a variety of long-term equity programs (usually in the form of Deutsche Bank equity).

Bonus and long-term incentives comprise a greater proportion of compensation as seniority and compensation levels increase. Top performing investment professionals earn a total compensation package that is highly competitive and may earn a bonus that is a multiple of their base salary. The amount of equity awarded is generally based on the individual's total compensation package and may comprise from 0% to 40% of the total compensation award. As incentive compensation increases, the percentage of compensation awarded in Deutsche Bank equity also increases. Certain senior investment professionals may be subject to a mandatory deferral of a portion of their equity compensation into proprietary mutual funds that they manage.

To evaluate its investment professionals, the Adviser uses a Performance Management Process. Objectives are related to investment performance and generally take into account appropriate peer group and benchmark-related data. The ultimate goal of this process is to link the performance of investment professionals with client investment objectives and to deliver investment performance that meets or exceeds clients' risk and return objectives. When determining total compensation, the Adviser considers a number of quantitative and qualitative factors such as:

     o  DB ARS's performance and the performance of Deutsche Asset Management;

     o Quantitative measures which include actual pre-tax performance, looking first against benchmarks over different time periods with a focus on trailing one-, three-, and five-year performance. The Adviser reviews performance for both alpha (a measure of risk-adjusted performance) and risk versus pre-determined benchmarks and fund peer groups. Additionally, the portfolio manager's retail/institutional asset mix is weighted, as appropriate, for evaluation purposes;

     o Qualitative measures include adherence to the investment process and individual contributions to the process, among other things. In addition, the Adviser assesses compliance, risk management, and teamwork skills; and

     o Other factors, including contributions made to the investment team as well as adherence to compliance, risk management, and "living the values" of the Adviser, are part of a discretionary component which gives management the ability to reward these behaviors on a subjective basis through bonus incentives.

For certain investment professionals, total compensation is determined with regard to revenues generated by the funds they manage and not with regard to the foregoing quantitative and qualitative factors.

In addition, the Adviser analyzes competitive compensation levels through the use of extensive market data surveys. Portfolio manager compensation is reviewed and may be modified each year as appropriate to reflect changes in the market, as well as to adjust the factors used to determine overall compensation to promote good sustained investment performance.

Fund Ownership of Portfolio Managers

The following table shows the dollar range of shares owned beneficially and of record by each member of the Fund's portfolio management team in the Fund as well as in all funds in the Fund Complex, including investments by their immediate family members and amounts invested through retirement and deferred compensation plans. This information is provided as of March 31, 2005.


---------------------------------------- -------------------------------------- --------------------------------------
                                         Dollar Range of Equity Securities in     Dollar Range of All Fund Complex
       Name of Portfolio Manager                       the Fund                             Shares Owned
---------------------------------------- -------------------------------------- --------------------------------------
Steven L. Bossi                                          None                                   None
---------------------------------------- -------------------------------------- --------------------------------------


Portfolio Manager Conflicts of Interest

In addition to managing the assets of the Fund, the Fund's portfolio managers may have responsibility for managing other client accounts of the Adviser. The tables below show, for each portfolio manager, the number and asset size of
(i) SEC-registered investment companies (or series thereof) other than the Fund, (ii) pooled investment vehicles that are not registered investment companies, and (iii) other accounts (e.g., accounts managed for individuals or organizations) managed by each portfolio manager. The tables also show the number of performance-based fee accounts, as well as the total assets of the accounts for which the advisory fee is based on the performance of the account. This information is provided as of March 31, 2005.

Other SEC-Registered Investment Companies Managed


------------------------- ---------------------- ----------------------- ---------------------- ----------------------
   Name of Portfolio      Number of Registered      Total Assets of      Number of Investment      Total Assets of
        Manager           Investment Companies   Registered Investment     Company Accounts       Performance-Based
                                                       Companies                 with               Fee Accounts
                                                                           Performance-Based
                                                                                 Fees
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Steven L. Bossi                     1                 $55,015,759                None                   None
------------------------- ---------------------- ----------------------- ---------------------- ----------------------



Other Pooled Investment Vehicles Managed


------------------------- ---------------------- ----------------------- ---------------------- ----------------------
   Name of Portfolio        Number of Pooled        Total Assets of        Number of Pooled        Total Assets of
        Manager            Investment Vehicles     Pooled Investment      Investment Vehicles     Performance-Based
                                                        Vehicles                 with               Fee Accounts
                                                                           Performance-Based
                                                                                 Fees
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Steven L. Bossi                    27                $5,907,896,790               26               $5,852,734,200
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


Other Accounts Managed


------------------------- ---------------------- ----------------------- ---------------------- ----------------------
   Name of Portfolio         Number of Other     Total Assets of Other      Number of Other        Total Assets of
        Manager                 Accounts                Accounts             Accounts with        Performance-Based
                                                                           Performance-Based        Fee Accounts
                                                                                 Fees
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Steven L. Bossi                     4                 $912,862,481                 2                 $54,484,295
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


The Adviser is owned by Deutsche Bank AG, a multi-national financial services company. Therefore, the Adviser is affiliated with a variety of entities that provide and/or engage in commercial banking, insurance, brokerage, investment banking, financial advisory, broker-dealer activities (including sales and trading), hedge funds, real estate, and private equity investing, in addition to the provision of investment management services to institutional and individual investors. Since Deutsche Bank AG, its affiliates, directors, officers, and employees (the "Firm") are engaged in businesses and have interests other than managing asset management accounts, such other activities involve real, potential, or apparent conflicts of interest. These interests and activities include potential advisory, transactional, and financial activities and other interests in securities and companies that may be directly or indirectly purchased or sold by the Firm for its clients' advisory accounts. These are considerations of which advisory clients should be aware and which may cause conflicts that could be to the disadvantage of the Adviser's advisory clients.

In addition, real, potential, or apparent conflicts of interests may arise when a portfolio manager has day-to-day portfolio management responsibilities with respect to more than one fund or account, including the following:

     o Certain investments may be appropriate for the Fund and also for other clients advised by the Adviser, including other client accounts managed by the Fund's portfolio management team. Investment decisions for the Fund and other clients are made with a view to achieving their respective investment objectives and after consideration of such factors as their current holdings, availability of cash for investment, and the size of their investments generally. Frequently, a particular security may be bought or sold for only one client or in different amounts and at different times for more than one but less than all clients. Likewise, because clients of the Adviser may have differing investment strategies, a particular security may be bought for one or more clients when one or more other clients are selling the security. The investment results for the Fund may differ from the results achieved by the Firm and other clients of the Firm and results among clients may differ. In addition, purchases or sales of the same security may be made for two or more clients on the same day. In such event, such transactions will be allocated among the clients in a manner believed by the Adviser to be equitable to each. The Adviser will not determine allocations based on whether it receives a performance-based fee from the client. In some cases, the allocation procedure could have an adverse effect on the price or amount of the securities purchased or sold by the Fund. Purchase and sale orders for the Fund may be combined with those of other clients of the Adviser in the interest of achieving the most favorable net results to the Fund.

     o To the extent that the Fund's portfolio management team has responsibilities for managing accounts in addition to the Fund, a portfolio manager will need to divide his time and attention among relevant accounts.

     o In some cases, a real, potential, or apparent conflict may arise where the Adviser may have an incentive, such as a performance-based fee, in managing one account and not with respect to other accounts it manages.

                            LIQUIDITY REQUIREMENTS

     The Fund's portfolio is not subject to any minimum liquidity requirement.

                                CODE OF ETHICS

     The Fund, the Adviser, and the Distributor each has adopted a code of ethics as required by applicable law, which is designed to prevent affiliated persons of the Fund, the Adviser, and the Distributor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to a code of ethics). There can be no assurance that the codes of ethics will be effective in preventing such activities. Each code of ethics may be examined on the Internet from the SEC's website at www.sec.gov. In addition, each code of ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

     The Adviser's code of ethics allows personnel to invest in securities for their own account, but requires compliance with the code's pre-clearance requirements and other restrictions including "blackout periods" and minimum holding periods, subject to limited exceptions. The code of ethics prohibits purchases of securities in initial public offerings (the prohibition is limited to U.S. public offerings) and requires prior approval for purchases of securities in private placements.

                            PERFORMANCE INFORMATION

     Advertisements and sales literature relating to the Fund as well as reports to Members may include quotations of investment performance. In these materials, the Fund's performance will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which the investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods also may be used to portray the Fund's investment performance.

     The Fund's performance results will vary from time to time, and past results are not necessarily indicative of future investment results.

     Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund's investment performance to the performance of recognized market indices and indices, including but not limited to the Standard & Poor's 500, the Russell 2000, or other lesser known indices (including indices of other pooled investment vehicles investing in hedge funds and private equity venture and buyout funds), such as Hedge Fund Research Inc.'s HFRI Equity Hedge Index or Venture Economics' U.S. Private Equity Performance Index. Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

                   INVESTMENT MANAGEMENT AND OTHER SERVICES

     The Adviser. Under an investment management agreement (the "Investment Management Agreement") with the Fund, the Adviser, a registered investment adviser, provides supervisory and administrative services to the Fund, including supervision of the Fund's investment program. The Adviser's address is 25 DeForest Avenue, Summit, New Jersey 07901. As the Fund's investment adviser, DBIM makes the Fund's investment decisions. DBIM buys and sells securities for the Fund and conducts the research that leads to purchase and sale decisions. As necessary, DBIM will also be responsible for selecting brokers and dealers and negotiating brokerage commissions and dealer charges or other transaction costs.

     DBIM is an indirect, wholly owned subsidiary of Deutsche Bank, an international commercial and investment banking group. Deutsche Bank is a major global banking institution that is engaged in a wide range of financial services activities, including: investment management, mutual funds, retail, private, and commercial banking, investment banking, and insurance.


     DB Absolute Return Strategies is the marketing name for the absolute return strategies activities of Deutsche Bank AG and certain of its subsidiaries, including DBIM, Deutsche Asset Management, Inc., Deutsche Bank Trust Company Americas, DB Investment Managers, Inc., Deutsche Bank Securities Inc., Deutsche Asset Management Investmentgesellschaft mbH Frankfurt am Main, Deutsche Asset Management (Australia) Limited, and Deutsche Asset Management Limited. DBIM serves as investment adviser to the Fund and other institutional and privately managed accounts. As of April 1, 2005, DB Absolute Return Strategies (including DBIM) had total assets of approximately U.S. $8.2 billion under management. As of December 31, 2004, Deutsche Bank had total assets of approximately U.S. $730 billion under management.


     DBIM and its affiliates serve as investment adviser to other registered and/or private investment funds that utilize investment programs similar to that of the Fund, and DBIM and/or its affiliates may in the future serve as an investment adviser or general partner of other registered and/or private investment companies with similar investment programs.

     Subject to the general supervision of the Board and in accordance with the investment objective, policies, and restrictions of the Fund, DBIM provides the Fund with ongoing investment guidance, policy direction, and monitoring of the Fund pursuant to the Investment Management Agreement. The Investment Management Agreement may be terminated by the Board, by a majority vote of the members of the Fund, or by the Adviser.

     The Investment Management Agreement provides that the Adviser will provide (either directly or through its delegate) portfolio management services, place portfolio transactions in accordance with the Fund's registration statement, assist the Fund generally in the conduct of its business, maintain or cause to be maintained necessary books and records of the Fund, furnish office space for the Fund's officers and employees, and render services on behalf of the Fund (not otherwise provided by third parties) necessary for the Fund's operating as a closed-end investment company. Subject to the Board's oversight, the Adviser has agreed, among other things, to: make investment decisions and provide a program of continuous investment management for the Fund; prepare, obtain, evaluate, and make available to the Fund research and statistical data; obtain and evaluate information and advice relating to the economy, securities markets, and securities; buy, retain, and sell investments, securities, and cash; purchase and redeem securities of Investment Funds; select brokers or dealers to execute transactions; provide on an ongoing basis an evaluation of the Fund's portfolio; determine or recommend the extent to which the Fund's portfolio should be invested, and what portion, if any, should be held uninvested; and maintain or cause to be maintained for the Fund all books, records, reports, and any other information required under the 1940 Act, to the extent that such books, records, reports, and other information are not maintained or furnished by another service provider of the Fund.

     Under the Investment Management Agreement, the Fund is responsible for its expenses, including fees payable to the Adviser and to any consultants, including an advisory board, if applicable; legal expenses; auditing and accounting expenses; telephone, telex, facsimile, postage, and other communications expenses; taxes and governmental fees; fees, dues, and expenses incurred by the Fund or with respect to the Fund in connection with membership in investment company trade organizations; costs of insurance relating to fidelity coverage for the Fund's officers and employees; fees and expenses of the Fund's administrator and any custodian, subcustodian, transfer agent, and registrar, or distribution disbursing agent or any other agent of the Fund; payment for portfolio pricing or valuation services to pricing agents, accountants, bankers, and other specialists, if any; expenses of preparing certificates and other expenses in connection with the issuance, offering, distribution, sale, or underwriting of Units issued by the Fund; expenses of registering or qualifying Units for sale; expenses relating to investor and public relations; freight, insurance, and other charges in connection with the shipment of the Fund's portfolio securities; brokerage commissions or other costs of acquiring or disposing of any portfolio securities of the Fund or of entering into other transactions or engaging in any investment practices with respect to the Fund; expenses of preparing and distributing prospectuses, SAIs, reports, notices, and distributions to Members; costs of stationery; costs of Members' and other meetings; and litigation expenses.

     The Adviser is responsible for the payment of the compensation and expenses of all Directors, officers, and executive employees of the Fund (including the Fund's interest of payroll taxes, if any) affiliated with the Adviser and making available, without expense to the Fund, the services of such Directors, officers, and employees as may duly be elected officers of the Fund, subject to their individual consent to serve and to any limitations imposed by law, except that the Fund is responsible for the fees and expenses (specifically including travel expenses relating to Fund business) of its Independent Directors.

     The Investment Management Agreement further provides that the Adviser will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with matters to which such agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard by the Adviser of its obligations and duties under such agreement. The Investment Management Agreement also provides that purchase and sale opportunities, which are suitable for more than one client of the Adviser, will be allocated by the Adviser in a fair and equitable manner.

     The Fund pays an asset-based fee to the Adviser for its management services at an annual rate of 1.95% of the Fund's month-end net assets, including assets attributable to the Adviser (or its affiliates) and before any accrual for such asset-based fee or giving effect to any repurchases by the Fund of Units. The fee is accrued monthly and paid quarterly. For the fiscal year ended March 31, 2005, the Fund paid the Adviser $1,330,537 for its services under the Investment Management Agreement, of which $885,356 was waived by the Adviser pursuant to the Expense Limitation Agreement. For the fiscal year ended March 31, 2004, the Fund paid the Adviser $831,369 for its services under the Investment Management Agreement, of which $606,150 was waived by the Adviser pursuant to the Expense Limitation Agreement. For the period from June 28, 2002 (commencement of operations) through March 31, 2003, the Fund paid the Adviser $369,775, all of which was waived by the Adviser pursuant to the Expense Limitation Agreement.

     The Investment Management Agreement remains in effect until September 2005, and will continue in effect from year to year thereafter, but only so long as such continuance is specifically approved at least annually by the affirmative vote of (i) a majority of the members of the Fund's Board who are not parties to the Investment Management Agreement or interested persons of any party to the Investment Management Agreement, or of any entity regularly furnishing investment advisory services with respect to the Fund pursuant to an agreement with any party to the Investment Management Agreement, cast in person at a meeting called for the purpose of voting on such approval, and
(ii) a majority of the Fund's Board or the holders of a majority of the outstanding voting securities of the Fund.

     In considering the Investment Management Agreement, the Board considered several factors they believed, in light of the legal advice furnished to them by counsel and their own business judgment, to be relevant. The factors considered by the Board in reviewing the Investment Management Agreement included, but were not limited to the following: (i) the nature and quality of the services to be provided by the Adviser; (ii) the fairness of the compensation under the Investment Management Agreement in light of the services to be provided; (iii) the personnel, operations, financial condition, and investment management capabilities, methodologies, and performance of the Adviser; and (iv) the expenses to be borne by Members. In reviewing these factors, the Board considered, among other things: comparative data and other factors bearing on the quality of the services to be provided to the Fund and the cost to Members; factors relating to the Fund's investments in Investment Funds; and the fact that the Fund is a closed-end fund that may periodically repurchase Units from Members. Based upon its review, the Board has determined that the Investment Management Agreement is in the interest of the Fund and its Members. Accordingly, after consideration of the factors described above, and such other factors and information it considered relevant, the Board, including the unanimous vote of the Independent Directors, approved the Investment Management Agreement.

     The Investment Management Agreement may be terminated at any time without penalty, on 60 days' written notice, by the Fund's Board, by vote of holders of a majority of the outstanding voting securities of the Fund, or by the Adviser. The Investment Management Agreement will automatically be terminated in the event of its assignment, as defined in the 1940 Act, provided that an assignment to a corporate successor to all or substantially all of the Adviser's business or to a wholly owned subsidiary of such corporate successor which does not result in a change of actual control or management of the Adviser's business will not be deemed to be an assignment for the purposes of the Investment Management Agreement.

                                CONTROL PERSONS

     As of April 30, 2005, 44.72% of the Units outstanding as of that date were owned by DB Asset Management Inc. ("DBAM Inc."). Accordingly, as of that date, DBAM Inc. may be deemed to "control" the Fund as that term is defined in the 1940 Act, because Units held by DBAM Inc. constituted more than 25% of the outstanding Units. DBAM Inc. is an affiliate of the Adviser.


     As of June 30, 2005 (based on the Fund's NAV as of April 30, 2005), the Directors and officers of the Fund, as a group, owned less than 1% of the outstanding Units.


                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     PricewaterhouseCoopers LLP, whose principal business address is 300 Madison Avenue, New York, New York 10017, has been selected as the independent registered public accounting firm for the Fund and in such capacity will audit the Fund's annual financial statements and financial highlights.

     The Fund will furnish, without charge, a copy of its Annual and Semi-Annual Reports to Members upon request to the Fund. Members may write to Scudder Distributors, Inc. at 222 South Riverside Plaza, Attn: Correspondence 27th Floor, Chicago, IL 60606-1048, or call Scudder Distributors, Inc. at 1-888-262-0695.

                          CUSTODIAN AND ADMINISTRATOR

     PFPC Trust Company ("Custodian"), whose principal business address is 8800 Tinicum Boulevard, 3rd Floor, Philadelphia, Pennsylvania 19153, serves as the custodian of the Fund's assets pursuant to a custodian services agreement with the Fund, under which the Custodian, among other things: opens and maintains separate accounts in the Fund's name; makes cash payments from the accounts for purposes set forth in the agreement; holds securities in accounts; releases and delivers or exchanges securities owned by the Fund as set forth in the agreement; collects and receives for the account of the Fund all income, property, and similar items; settles purchased securities upon receipt; and furnishes to the Fund periodic and special reports, statements, and other information. The Custodian is an affiliate of PFPC Inc., the Fund's sub-administrator and transfer and distribution disbursing agent.

     DBIM, which serves as the Adviser, also will have responsibility for providing administrative services, and assisting the Fund with operational needs pursuant to an administration agreement ("Administration Agreement"). In accordance with the terms of the Administration Agreement and with the approval of the Fund's Board, DBIM has engaged PFPC Inc., whose principal business address is 400 Bellevue Parkway, Wilmington, Delaware 19809, to serve as the Fund's sub-administrator pursuant to a sub-administration agreement between PFPC Inc. and DBIM ("Sub-Administration Agreement"). PFPC Inc. is compensated for its services under the Sub-Administration Agreement by DBIM, not the Fund. See "Fees and Expenses -- Administrative Fee" in the Prospectus. PFPC, Inc. also serves as transfer agent and distribution disbursing agent pursuant to the Investor Services Agreement with the Fund. PFPC Inc. is an affiliate of the Custodian.

     In consideration for these services, the Fund pays DBIM a fee, in DBIM's capacity as administrator, at the annual rate of 0.50% of the Fund's month-end net assets, including assets attributable to DBIM (or its affiliates) and before giving effect to any repurchases by the Fund of Units. For the fiscal year ended March 31, 2005, the Fund paid DBIM, in its capacity as Administrator, $341,163 for its services under the Administration Agreement. For the fiscal year ended March 31, 2004, the Fund paid DBIM, in its capacity as Administrator, $213,172 for its services under the Administration Agreement. For the period from June 28, 2002 (commencement of operations) through March 31, 2003, the Fund paid DBIM $94,814 for its services under the Administration Agreement.

     DBIM also has retained Investment Company Capital Corporation ("ICCC"), an affiliate of DBIM, to provide board-related sub-administration services pursuant to a services agreement. Under this agreement, ICCC will, among other things: draft board meeting agendas and resolutions; prepare board materials; communicate with the Directors; and attend board meetings and draft board meeting minutes. ICCC is compensated for its services by DBIM, not the Fund. See "Fees and Expenses -- Administrative Fee" in the Prospectus.

                                  DISTRIBUTOR

     The Distributor, Scudder Distributors, Inc., 222 South Riverside Plaza,
Attn: Correspondence 27th Floor, Chicago, IL 60606-1048, will act as distributor of the Units during the continuous offering of the Units pursuant to the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Distributor bears all of its expenses of providing distribution services as described under that agreement. The Fund will assume and pay all charges and expenses of its operations not specifically assumed or otherwise to be provided by the Distributor under the Underwriting Agreement. The Fund will pay (or will enter into arrangements providing that others will pay), among other things: (i) all fees and expenses in connection with the registration of the Fund and the Units under the United States securities laws and the registration and qualification of Units for sale in the various jurisdictions in which the Fund determines it advisable to qualify such units for sale; and
(ii) the cost of preparing and printing of sufficient copies of the Fund's prospectus, SAI, and any other sales material (and any supplements or amendments thereto).

     The Underwriting Agreement continues in effect for two years from the date of its execution and from year to year thereafter, so long as such continuance is approved at least annually by a vote of the Board, including the Independent Directors who have no direct or indirect financial interest in the Underwriting Agreement. The Underwriting Agreement may be terminated at any time without the payment of any penalty on sixty days' written notice by the Distributor or by the Fund by (i) a vote of a majority of the Board, and a majority of the Independent Directors who have no direct or indirect financial interest in the Underwriting Agreement, or (ii) a "majority of the outstanding voting securities" of the Fund, as defined under the 1940 Act. The Underwriting Agreement will automatically be terminated in the event of its assignment, as defined in the 1940 Act, provided that an assignment to a corporate successor to all or substantially all of the Distributor's business or to a wholly owned subsidiary of such corporate successor which does not result in a change of actual control or management of the Distributor's business will not be deemed to be an assignment for the purposes of the Underwriting Agreement.

                         EXPENSE LIMITATION AGREEMENT


     The Adviser has contractually agreed to waive and/or reimburse the Fund's expenses to the extent necessary to ensure that the Fund's annualized expenses will not exceed 2.20% ("Expense Limitation Agreement"). The current term of the Expense Limitation Agreement ends on September 3, 2005. The Adviser has further agreed to renew the Expense Limitation Agreement for a fourth one-year term ending on September 3, 2006. Thereafter, the Expense Limitation Agreement will automatically renew for one-year terms unless (i) the Adviser provides written notice to the Fund of the termination of the Expense Limitation Agreement at least thirty (30) days' prior to the end of the then-current term, (ii) the Fund, without payment of any penalty, provides written notice to the Adviser of the termination of the Expense Limitation Agreement at least thirty (30) days' prior to the end of the then-current term, or (iii) the Investment Management Agreement terminates.


     Pursuant to the Expense Limitation Agreement, for the period from June 28, 2002 (commencement of operations) through March 31, 2003, the Adviser waived $369,775 of its fees, and reimbursed the Fund $359,157 of its other expenses. During the Fund's fiscal year ended March 31, 2004, the Adviser waived $606,150 of its fees. During the fiscal year ended March 31, 2005, the Adviser waived $885,356 of its fees.

                              CALCULATION OF FEES

     If, consistent with the provisions of the Operating Agreement and the Fund's currently effective registration statement, the determination of net asset value is suspended or net asset value is otherwise not calculated on a particular day, then for purposes of calculating and accruing any fee payable by the Fund that is based on the Fund's net asset value, such fee will be computed on the basis of the value of the Fund's net assets as last calculated.

                                 LEGAL COUNSEL

     Sidley Austin Brown & Wood LLP, 787 Seventh Avenue, New York, New York 10019, acts as legal counsel to the Fund.

                            PORTFOLIO TRANSACTIONS

     Many of the Fund's transactions will be effected directly with Investment Funds and such transactions may not be subject to brokerage commissions. In some instances, however, the Fund may incur expenses in connection with effecting its portfolio transactions, including the payment of brokerage commissions or fees payable to Investment Funds or parties acting on behalf of or at the direction of Investment Funds. Portfolio transaction orders may be directed to any broker, including, to the extent and in the manner permitted by applicable law, the Distributor or its affiliates, and other affiliates of the Fund.


     For period from June 28, 2002 (commencement of operations) to March 31, 2003, for the Fund's fiscal year ended March 31, 2004, and for the Fund's fiscal year ended March 31, 2005, the Fund did not pay brokerage commissions.


                     PROXY VOTING POLICIES AND PROCEDURES

     The Fund invests substantially all of its assets in the securities of Investment Funds, which are privately placed investment vehicles, typically referred to as "hedge funds." These securities do not typically convey traditional voting rights to the holder and the occurrence of corporate governance or other notices for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Adviser and/or the Fund may receive notices from the Investment Funds seeking the consent of holders in order to materially change certain rights within the structure of the security itself or change material terms of the Investment Fund's limited partnership agreement, limited liability company operating agreement or similar agreement with investors. To the extent that the Fund receives notices or proxies from Investment Funds (or receives proxy statements or similar notices in connection with any other portfolio securities), the Fund has delegated proxy voting responsibilities with respect to the Fund's portfolio securities to the Adviser, subject to the Board's general oversight and with the direction that proxies should be voted consistent with the Fund's best economic interests. The Adviser has adopted its own Proxy Voting Policies and Procedures ("Policies") for this purpose. The Policies address, among other things, conflicts of interest that may arise between the interests of the Fund, and the interests of the Adviser and its affiliates, including the Fund's principal underwriter.

     The Policies describe the way in which the Adviser resolves conflicts of interest. To resolve conflicts, the Adviser, under normal circumstances, votes proxies in accordance with its guidelines. If the Adviser departs from the Policies with respect to a particular proxy or if the Policies do not specifically address a certain proxy proposal, a committee established by the Adviser will vote the proxy. Before voting any such proxy, however, the committee will exclude from the voting discussions and determinations any member who is involved in or aware of a material conflict of interest. If, after excluding any and all such members, there are fewer than three voting members remaining, the Adviser will engage an independent third party to vote the proxy or follow the proxy voting recommendations of an independent third party.

     Under certain circumstances, the Adviser may not be able to vote proxies or may find that the expected economic costs from voting outweigh the benefits associated with voting. For example, the Adviser may not vote proxies on certain foreign securities due to local restrictions or customs. The Adviser generally does not vote proxies on securities subject to share blocking restrictions.

     The Fund will be required to file new Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The first such filing was on August 25, 2004, for the twelve months ended June 30, 2004, and the next filing will be due no later than August 31, 2005 for the twelve months ended June 30, 2005. Once filed, the Fund's Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at 1-888-262-0695 or (ii) by visiting the SEC's website at www.sec.gov.

                               PRIVACY STATEMENT

     This privacy statement is issued by the Fund, the Adviser, and their affiliates. The Fund, the Adviser, and their affiliates consider privacy fundamental to their investor relationships and adhere to the policies and practices described below to protect current and former investors' information.

     Internal policies are in place to protect confidentiality, while allowing investor needs to be served. Only employees of Deutsche Bank who need to do so in carrying out their job responsibilities may access investor information. The Fund, the Adviser, and their affiliates maintain physical, electronic, and procedural safeguards that comply with federal standards to protect confidentiality. These safeguards extend to all forms of interaction with the Fund, the Adviser, and their affiliates, including the Internet. The Fund, the Adviser, and their affiliates never sell customer lists or individual client information.

     In the normal course of business, investors give the Fund and the Adviser nonpublic personal information on subscription documents and other forms, on websites of the Fund or the Adviser, and through transactions with affiliates. Examples of the nonpublic personal information collected are name, address, social security number or taxpayer identification number, transactions, and balance information. To be able to serve investors, certain of this client information is shared with affiliated and nonaffiliated third party service providers such as transfer agents, lawyers, custodians, administrators, and broker-dealers, to assist in processing transactions, servicing investor accounts, and operating the Fund. PFPC may also share such information with the Adviser. The organizations described above that receive client information may only use if for the purpose designated by the Fund, the Adviser, or their affiliates.

     The Fund, the Adviser, and their affiliates may also disclose nonpublic personal information about investors to other parties as required or permitted by law. For example, the Fund, the Adviser, and their affiliates may provide or may be required to provide information to government entities or regulatory bodies in response to requests for information or subpoenas, to private litigants in certain circumstances, to law enforcement authorities, or any time believed necessary to protect the firm.

     Investors with questions on this policy may contact the Adviser at (908) 608-3108.

                             FINANCIAL STATEMENTS

     The Financial Statements and the report of the independent registered public accounting firm thereon, appearing in the Fund's Annual Report for the period ending March 31, 2005 are incorporated by reference in this Statement of Additional Information. The Fund's Annual and Semi-Annual Reports are available upon request and free of charge by contacting Scudder Distributors, Inc. at 222 South Riverside Plaza, Attn: Correspondence 27th Floor, Chicago, IL 60606-1048; or by calling Scudder Distributors, Inc. at 1-888-262-0695.

PART C

                               OTHER INFORMATION

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

     (1)    Financial Statements:

            Included in Part A:  Financial Highlights

            Included in Part B: The following financial statements are incorporated by reference to the Registrant's Annual Report for the period ending March 31, 2005, filed with the SEC on June 6, 2005.

            (i) Report of Independent Registered Public Accounting Firm, dated May 20, 2005;

            (ii) Statement of Assets, Liabilities and Member's Capital, dated March 31, 2005;

            (iii) Statement of Investments, dated March 31, 2005;

            (iv)  Statement of Operations, dated March 31, 2005;

            (v)   Statement of Changes in Member's Capital, dated March 31,
                  2005;

            (vi)  Statement of Cash Flows, dated March 31, 2005; and

            (vii) Notes to Financial Statements, dated March 31, 2005.

     (2)    Exhibits:

            (a)  (i)    Certificate of Formation of Limited Liability
                 Company.(1)

                 (ii)   Certificate of Amendment.(2)

                 (iii) Form of Amended Limited Liability Company Operating Agreement.(3)

            (b)  Not applicable.

            (c)  Not applicable.

            (d)  See Item 24 (2)(a)(3).

            (e)  Not applicable.

            (f)  Not applicable.

            (g)  (i)    Form of Investment Management Agreement between DB
                 Investment Managers, Inc. and the Registrant.(4)


-----------------

(1) Incorporated herein by reference to the Registrant's initial registration statement under the Investment Company Act of 1940 (the "1940 Act"), on Form N-2 (File No. 811-10561) filed on October 23, 2001.

(2) Incorporated herein by reference to the pre-effective amendment No. 2 to the Registrant's registration statement under the 1940 Act, on Form N-2 (File No. 811-10561) filed on June 11, 2002.

(3) Included as Appendix B to the Prospectus, which is Part A of this registration statement.

(4) Incorporated herein by reference to the pre-effective amendment No. 3 to the Registrant's registration statement

            (h)  (i)    Form of Underwriting and Distribution Services Agreement
                 between Scudder Distributors, Inc. and the Registrant.(4)

                 (ii)   Form of Selling Group Agreement.(4)

            (i)  Not applicable.

            (j) Form of Custody Agreement between PFPC Trust Company and the Registrant.(4)

            (k)  (i)    Form of Administration and Accounting Services Agreement
                 between PFPC Inc. and the Registrant.(4)

                 (ii) Form of Sub-Administration and Accounting Services Agreement between PFPC Inc. and DB Investment Managers, Inc.(4)

                 (iii) Form of Escrow Agreement between PFPC, Inc. and the Registrant.(4)

                 (iv) Form of Investor Services Agreement between PFPC Inc. and the Registrant.(4)

                 (v) Form of Expense Limitation Agreement between DB Investment Managers, Inc. and the Registrant.(4)

            (l)  (i)    Opinion and Consent of Counsel.(5)

                 (ii)   Consent of Counsel.(6)

            (m)  Not applicable.

            (n)  (i)    Consent of Independent Registered Public Accounting
                 Firm.

                 (ii)   Form of Opinion of Counsel on Tax Matters.(5)

            (o)  Not applicable.

            (p)  Form of Purchase Agreement for Initial Capital.(4)

            (q)  Not applicable.

            (r)  (i)    Code of Ethics of the Registrant.(4)

                 (ii)   Code of Ethics of the Adviser and Distributor.(7)

                 (iii)  Code of Ethics for Senior Officers of the Registrant.(8)

-----------------
    under the 1940 Act, on Form N-2 (File No. 811-10561) filed on August 27,
    2002.

(5) Previously filed as part of the pre-effective Amendment No. 3 to the Registrant's initial registration statement under the 1940 Act, on Form N-2 (File No. 811-10561) filed on August 27, 2002.

(6) Previously filed as part of the post-effective Amendment No. 2 to the Registrant's registration statement under the 1940 Act, on Form N-2 (File No. 811-10561) filed on August 6, 2004.




(7) Incorporated herein by reference to the post-effective amendment No. 1 to the Registrant's initial registration statement under the 1940 Act, on Form N-2 (File No. 811-10561) filed on July 23, 2003.

ITEM 25.    MARKETING ARRANGEMENTS

            See the Underwriting and Distribution Services Agreement to be filed as exhibit (h)(1) to this Registration Statement.

ITEM 26.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

            Not applicable.

ITEM 27.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

            Not applicable.

ITEM 28.    NUMBER OF HOLDERS OF SECURITIES


     As of June 30, 2005, the Fund had the following number of record owners of Units:

                       Title of Class                       Number of Record Holders
                       --------------                       ------------------------
         Units of Limited Liability Company Interest                   392


ITEM 29.    INDEMNIFICATION

     A policy of insurance covering DB Investment Managers, Inc. its affiliates, and all of the registered investment companies advised by DB Investment Managers, Inc. will be obtained to insure the Registrant's trustees and officers and others against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties. Article III, Section 3.7 of the Registrant's Operating Agreement is as follows:

     (a) To the fullest extent permitted by law, the Fund shall, subject to
     Section 3.7(b) hereof, indemnify each Director (including for this purpose their executors, heirs, assigns, successors, or other legal representatives), the Investment Adviser and Tax Matters Member (including for this purpose each affiliate, shareholder, partner, member, officer, director, principal, employee, or agent of the Investment Adviser and the Tax Matters Member) and the executors, heirs, assigns, successors, or other legal representatives of each of the foregoing, and of any person who controls or is under common control, or otherwise affiliated, with the Investment Adviser or the Tax Matters Member (and their executors, heirs, assigns, successors, or other legal representatives) against all losses, claims, damages, liabilities, costs, and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation, or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative, or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director, Investment Adviser, or the Tax Matters Member, as the case may be, of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost, or expense shall have been finally determined in a decision on the merits in any such action,

------------------------------------------


(8) Incorporated by reference to the initial registration statement of The Topiary Fund for Benefit Plan Investors (BPI) LLC filed under the 1940 Act on Form N-2 (File No. 811-21480), as filed with the Securities and Exchange Commission (the "SEC") on December 24, 2003.

     suit, investigation, or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

     (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation, or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that: (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill his or its undertaking; or (iii) a majority of the Directors (excluding any Director who is seeking advancement of expenses hereunder or is or has been a party to any action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

     (c) As to the disposition of any action, suit, investigation, or proceeding (whether by a compromise payment, pursuant to a consent decree, or otherwise) without an adjudication or a decision on the merits by a court of competent jurisdiction, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.7(a) hereof if: (i) approved as in the best interests of the Fund by vote of a majority of the Directors (excluding any Director who is seeking indemnification hereunder or is or has been a party to any action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office; or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

     (d) Any indemnification or advancement of expenses made pursuant to this
     Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a final decision on the merits in a court of competent jurisdiction in any action, suit, investigation, or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

     (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 as to which he, she, or it may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

     (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this
     Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Director or other person.

ITEM 30.    BUSINESS AND OTHER CONNECTIONS OF THE ADVISER

     a. DB Investment Managers, Inc. ("DBIM"), a registered investment adviser, serves as the investment adviser to the DB Hedge Strategies Fund LLC and The Topiary Master Fund for Benefit Plan Investors
          (BPI) LLC and other institutional and privately managed accounts.

     b. Business and other connections of the directors and officers of DBIM is set forth below.

Name and Current Position with DB Investment                 Business and Other Connections During the
           Managers, Inc.                                               Past 2 Fiscal Years

Steven L. Bossi                                              Head of Multi-Manager Hedge Fund Team, Portfolio
Managing Director                                            Manager and Hedge Fund Analyst for Multi-Manager Funds,
Member of Investment Committee and Fund of Funds             DB Absolute Return Strategies; Formerly, President and
Investment Committee                                         Chief Investment Officer of a family office, where he
                                                             actively managed hedge funds

Hans DeWitte                                                 Global Business Area Controller, DB Absolute Return
Director                                                     Strategies; Formerly, Financial Services Senior
Chief Financial Officer                                      Manager, KPMG Consulting Inc.

Robert Dunleavy                                              Head of Middle Office/Operations, DB Absolute Return
Managing Director                                            Strategies

Tanya E. Ghaleb-Harter                                       Hedge Fund Strategist and Asset Allocation


                                      5


Vice President                                               Strategist for Multi-Manager Funds, DB Absolute Return
Member of Fund of Funds Investment Committee                 Strategies

Marielena Glassman                                           Treasurer, Principal Accounting Officer and Financial
Managing Director                                            Officer, DB Hedge Strategies Fund LLC, The Topiary Fund
Member of Investment Committee                               for Benefit Plan Investors (BPI) LLC and The Topiary
                                                             Master Fund for Benefit Plan Investors (BPI) LLC;
                                                             Global Chief Administrative Officer, DB Absolute Return
                                                             Strategies, International Equities Analyst and Business
                                                             Manager for Private Bank Asset Allocation Products,
                                                             Deutsche Asset Management

Anthony Conte                                                Formerly, Manager for Capital Markets Regulatory
Chief Compliance Officer                                     Advisory Services, PricewaterhouseCoopers LLP

John H. Kim                                                  Director, Deutsche Asset Management
Director
Senior Counsel

Dr. Ray M. Lamm, Jr.                                         Employee, Deutsche Bank Trust Company - Americas; Chief
Member of Fund of Funds Investment Committee                 Investment Strategist, Deutsche Bank Private Banking


Raymond C. Nolte                                             Director, DB Hedge Strategies Fund LLC, The Topiary
Consultant to DB Absolute Return Strategies and DB           Fund for Benefit Plan Investors (BPI) LLC and The
Investment Managers, Inc.                                    Topiary Master Fund for Benefit Plan Investors (BPI) LLC


Robert C. Parauda                                            Portfolio Manager and Hedge Fund Analyst for
Vice President                                               Multi-Manager Funds, DB Absolute Return Strategies
Member of Fund of Funds Investment Committee

Richard Goldsmith                                            Global Head, DB Absolute Return Strategies
Managing Director and C.E.O.
Chairperson of Investment Committee

David Zobel                                                  Employee of Deutsche Asset Management
Managing Director                                            Australia Limited; Asia Pacific Regional Head, DB
Member of Fund of Funds Investment Committee                 Absolute Return Strategies


ITEM 31     LOCATION OF ACCOUNTS AND RECORDS

     Accounts and records of the Fund are maintained at the Fund's office at 25 DeForest Avenue, Summit, New Jersey 07901, or at the offices of PFPC Inc., at 400 Bellevue Parkway, Wilmington, Delaware, 19809, in PFPC's capacity as administrator, transfer agent, and dividend disbursing agent of the Fund.

ITEM 32.    MANAGEMENT SERVICES

     Not applicable.

ITEM 33.    UNDERTAKINGS

     1.  Not applicable.

     2.  Not applicable.

     3.  Not applicable.

     4.  The Registrant undertakes

          (a) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b). That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c). To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5.  Not applicable.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, any Statement of Additional Information.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Summit and the State of New Jersey on the 25th day of July, 2005.


                             DB HEDGE STRATEGIES FUND LLC


                             By:    /s/ Julian Sluyters
                                 ----------------------------------------
                                 Name:    Julian Sluyters
                                 Title:   President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following person in the capacities and on the date indicated.


                  Signature                                          Title                                Date
-------------------------------------------           -------------------------------           -------------------------
 /s/                     *                            President and Chief Executive             July 25, 2005

-------------------------------------------
         Julian Sluyters

 /s/                     **                           Treasurer, Principal Financial            July 25, 2005
-------------------------------------------           Officer and Accounting Officer
         Marielena Glassman

 /s/                     *                            Director                                  July 25, 2005
-------------------------------------------
         Raymond C. Nolte

 /s/                     *                            Director                                  July 25, 2005
-------------------------------------------
         Edward T. Tokar

 /s/                     *                            Director                                  July 25, 2005
-------------------------------------------
         Louis C. Citron

 /s/                     *                            Director                                  July 25, 2005
-------------------------------------------
         Nolan T. Altman


* and **          By:      /s/ Elizabeth A. Keeley
                           -----------------------
                           Elizabeth A. Keeley,
                           as attorney-in-fact


---------------------
* Pursuant to power of attorney filed with the Securities and Exchange Commission (the "SEC") on August 6, 2004 as part of Part C of the Registrant's Post-Effective Amendment No. 2 to the registration statement filed under the 1940 Act on Form N-2A, as filed on August 6, 2004.
** Pursuant to power of attorney filed with the Securities and Exchange Commission (the "SEC") on June 21, 2005 as part of Part C of the Registrant's Post-Effective Amendment No. 3 to the registration statement filed under the 1940 Act on Form N-2A, as filed on June 21, 2005.

                                   EXHIBITS

Exhibit Number        Description
--------------        -----------

(2)(n)(i)             Consent of Independent Registered Public Accounting Firm.